Form 10-K, Exhibit 13
period 1998-08-02
VLASIC FOODS INTERNATIONAL INC
filed 1998-10-20
CIK 1056312

                                                                 EXHIBIT 13.1

FINANCIAL TABLE OF CONTENTS                           VLASIC FOODS INTERNATIONAL

--------------------------------------------------------------------------------

Pro Forma Financial Information                                   14
---------------------------------------------------------------------
Management's Discussion and Analysis of Results
of Operations and Financial Condition                             15
---------------------------------------------------------------------
Consolidated Statements of Earnings                               25
---------------------------------------------------------------------
Consolidated Balance Sheets                                       26
---------------------------------------------------------------------
Consolidated Statements of Cash Flows                             27
---------------------------------------------------------------------
Consolidated Statements of Shareowners' Equity                    28
---------------------------------------------------------------------
Notes to Consolidated Financial Statements                        29
---------------------------------------------------------------------
Report of Management                                              46
---------------------------------------------------------------------
Report of Independent Accountants                                 47
---------------------------------------------------------------------
Selected Financial Data                                           48
---------------------------------------------------------------------

PRO FORMA STATEMENTS                                  VLASIC FOODS INTERNATIONAL
OF EARNINGS (UNAUDITED)

--------------------------------------------------------------------------------


      Vlasic's Pro Forma Statements of Earnings presented below produce more meaningful comparisons as both years include interest expense for a full year on a pro forma basis, as compared to the historical Statements of Earnings which only include significant interest expense after the spin-off date of March 30, 1998. The pro forma information assumes the spin-off occurred at the beginning of fiscal 1997. However, the pro forma information is not necessarily indicative of results that would have occurred if Vlasic had been an independent Company since the beginning of fiscal 1997 or of future results. The unaudited Pro Forma Statements of Earnings of Vlasic should be read in conjunction with the historical financial statements of Vlasic and the notes thereto.


                                                                                 AUGUST 2,              August 3,
FISCAL YEARS ENDED                                                                 1998                   1997
---------------------------------------------------------------------------------------------------------------------
(in thousands except per share amounts)

Net sales                                                                      $ 1,357,274            $ 1,508,285
---------------------------------------------------------------------------------------------------------------------

Costs and expenses:
  Cost of products sold                                                            978,025              1,048,433
  Marketing and selling expenses                                                   245,119                266,475
  Administrative and other expenses                                                 69,043                 64,116
  Special charges(1)                                                                42,450                 12,634
---------------------------------------------------------------------------------------------------------------------
                                                                                 1,334,637              1,391,658
---------------------------------------------------------------------------------------------------------------------
Pro Forma Earnings:
Earnings (loss) before interest and taxes                                           22,637                116,627
  Interest expense, net(2)                                                          38,613                 40,120
---------------------------------------------------------------------------------------------------------------------
Earnings (loss) before taxes                                                       (15,976)                76,507
Provision for income taxes                                                           7,750                 25,860
---------------------------------------------------------------------------------------------------------------------
Pro forma earnings (loss)                                                      $   (23,726)           $    50,647
=====================================================================================================================


Pro Forma Earnings Per Share assuming dilution                                 $     (0.52)           $      1.10

Weighted average shares outstanding assuming dilution(3) (4)                        45,458                 45,941


(1) Pro Forma and historical earnings include the impact of special charges in both years. In fiscal 1998 special charges totaled $42.5 million before taxes or $.80 per share as follows: the impairment loss on assets held for sale of $14.4 million or $.32 per share in the fourth quarter and year ended fiscal 1998; and a restructuring charge of $28.1 million before tax, $21.8 million after tax, or $.48 per share, in the third quarter and year ended fiscal 1998. In fiscal 1997, there was a restructuring charge of $12.6 million before tax, $7.8 million after tax or $.17 per share.

(2) Pro Forma Earnings gives effect for interest expense on debt assumed as of the spin-off date as if it were outstanding for the entire period prior to spin-off at an assumed 7% interest rate. The related tax impact of the pro forma interest expense is included within the provision for income taxes. Pro Forma Earnings excludes the expense related to the cumulative effect of accounting change of $600 recorded during the three months ended February 1, 1998.

(3) Excludes potentially dilutive shares in fiscal 1998 as the result would be antidilutive.

(4) Weighted average shares assuming dilution for fiscal 1997 reflects outstanding stock option grants during the periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF               VLASIC FOODS INTERNATIONAL
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION

--------------------------------------------------------------------------------


INTRODUCTION

      Effective March 30, 1998, one share of Vlasic Foods International Inc. (the Company or Vlasic) common stock was distributed to Campbell Soup Company (Campbell) shareowners for every ten shares of Campbell capital stock in a tax-free distribution. At the time of the distribution, Vlasic began operations as a separate independent publicly-owned company.

      This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity of Vlasic for the fiscal years ended August 2, 1998, August 3, 1997, and July 28, 1996. Results of the periods presented may not necessarily be indicative of the results of operations that would have occurred if the Company had operated independently throughout the periods shown or of the Company's future performance as an independent company. The following discussion of results of operations and liquidity and capital resources should be read in conjunction with the consolidated financial statements and the related notes thereto appearing elsewhere.


RESULTS OF OPERATIONS

Overview

      Net sales for fiscal 1998 were $1.4 billion, a decrease of 10% from fiscal 1997 (or down 8.3% from fiscal 1997 on a comparable 52 week basis). The net loss of $6.4 million for fiscal 1998 represents an $84.5 million decrease in earnings from fiscal 1997. The fiscal 1998 net loss includes:

      - the 1998 fourth quarter special charge of $14.4 million for the impairment loss on assets of the German gourmet food distribution business held for sale;

      - the 1998 third quarter restructuring charge of $28.1 million ($21.8 million after tax or $0.48 per share); and

      - several unusual and transition charges totaling $17.5 million ($11.2 million after tax or $0.24 per share) including start-up costs associated with new technology at the pickle production facilities, increased marketing costs in the German gourmet foods business, information technology development charges and transition service charges from Campbell which overlap Vlasic's administrative expenses until Vlasic's infrastructure is completed.

      Fiscal 1998 was also impacted by the second quarter fiscal 1998 cumulative effect of an accounting change of $0.6 million after tax for the adoption of Emerging Issues Task Force (EITF) Issue 97-13, "Accounting for Costs Incurred in Connection with Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation." Fiscal 1997 was impacted by a first quarter fiscal 1997 restructuring charge of $12.6 million ($7.8 million after tax). Excluding the after-tax restructuring charges of $21.8 million and $7.8 million from fiscal 1998 and 1997, respectively, the $14.4 impairment loss and the accounting change, net earnings declined $55.5 million or 65% to $30.4 million in fiscal 1998.

      The historical financial statements reflect minimal interest expense prior to the spin-off as there was no allocation of interest expense on Campbell's net investment. Subsequent to the spin-off, interest expense includes interest on the $500 million of debt assumed from Campbell as well as the debt related to the increase in working capital. Management believes the pro forma financial information appearing on page 14 provides more meaningful comparisons.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF               VLASIC FOODS INTERNATIONAL
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (CONTINUED)

--------------------------------------------------------------------------------


      Assuming that the spin-off had been consummated as of the beginning of fiscal 1997, pro forma net interest expense would have been approximately $38.6 million and pro forma net loss would have been approximately $23.7 million or $0.52 per share for fiscal 1998. Pro forma net loss for fiscal 1998 includes special charges after tax of $36.2 million or $0.80 a share. Pro forma interest expense would have been $40.1 million and pro forma net earnings would have been $50.6 million or $1.10 per share assuming dilution for fiscal 1997. Pro Forma net earnings for fiscal 1997 include a restructuring charge of $7.8 million or $0.17 per share.

Consolidated Statements of Earnings

      The following table sets forth certain items in Vlasic's consolidated statements of earnings as percentages of its net sales for the fiscal periods indicated:


                                                        1998            1997           1996
--------------------------------------------------------------------------------------------
Net sales                                              100.0%          100.0%         100.0%
--------------------------------------------------------------------------------------------

Cost of products sold                                   72.0%           69.5%          70.3%
Marketing and selling expenses                          18.1%           17.7%          17.1%
Administrative expenses                                  4.7%            3.5%           3.6%
Research and development expenses                        0.6%            0.6%           0.6%
Other (income) expense                                  -0.2%            0.2%           0.0%
Special charges                                          3.1%            0.8%           2.5%
--------------------------------------------------------------------------------------------
  Total costs and expenses                              98.3%           92.3%          94.1%
--------------------------------------------------------------------------------------------
Earnings before interest and taxes                       1.7%            7.7%           5.9%
============================================================================================

Fiscal 1998 Compared to Fiscal 1997

      Net sales of $1.4 billion in fiscal 1998 decreased 10% from fiscal 1997 (down 8.3% from fiscal 1997 on a comparable 52 week basis). The sales decrease was primarily due to lower sales in the Swanson U.S. frozen food and Vlasic pickle businesses. The decreased volumes were driven about equally by a reduction of retail inventories in connection with the Company's efforts to align shipments with consumption and by reduced consumption linked to a lack of product innovation and advertising support. Declines in exports from Argentina as well as the UK frozen and German gourmet foods businesses contributed to the decline in net sales.

      Cost of products sold as a percentage of net sales increased by 2.5 points to 72.0% in fiscal 1998, up from 69.5% in fiscal 1997, as a result of the highest cattle costs in over a decade in Argentina and start up costs associated with new technology at the pickle plants and lower absorption, offset by benefits of continuing manufacturing efficiency programs.

      Marketing and selling expenses as a percentage of net sales increased in fiscal 1998 to 18.1% from 17.7% in fiscal 1997, principally due to increased selling expense for Swanson U.S frozen food.

      Administrative expenses, as a percentage of net sales, increased 1.2 points in fiscal 1998 to 4.7% from 3.5% in fiscal 1997, as a result of duplicative transition related costs and initial costs related to the development of the Company's information technology infrastructure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF               VLASIC FOODS INTERNATIONAL
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (CONTINUED)

--------------------------------------------------------------------------------


      Research and development expenses, as a percentage of net sales, were unchanged in fiscal 1998 compared to fiscal 1997.

      Other (income) expense in fiscal 1998 was $2.9 million income compared to $2.4 million expenses in fiscal 1997. The variance is principally attributable to reduced expense associated with the long-term incentive plan.

      See the discussion below for special charges.

      Earnings before interest and taxes as a percentage of net sales were 1.7% in fiscal 1998 compared to 7.7% in fiscal 1997. Excluding the third quarter fiscal 1998 and the first quarter fiscal 1997 restructuring charges and the fourth quarter 1998 impairment loss, earnings before interest and taxes would have been 4.8% of net sales in fiscal 1998 compared to 8.6% in fiscal 1997. The decrease was driven by:

      - lower consumption linked to lack of innovation and advertising support;
      -   the alignment of shipments with consumption;
      -   higher cattle costs in Argentina;
      -   poor results in the German gourmet foods distribution business;
      - transition charges including overlapping payroll and benefits administrative costs and duplication of information technology, research and development, customer service and accounting services;
      - costs incurred in the development of an independent information technology system;
      - start-up costs associated with new technology at our Vlasic pickle plants; and
      - increased marketing costs in the German gourmet foods distribution business.

      The historical financial statements reflect minimal interest expense prior to the spin-off as there was no allocation of interest expense on Campbell's net investment. Subsequent to the spin-off, interest expense includes interest on the $500 million of debt assumed from Campbell as well as the debt related to the increase in working capital. Management believes the pro forma financial information appearing on page 14 provides more meaningful comparisons.

      Excluding 1998 and 1997's restructuring charges and impairment loss, the effective tax rates would have been 41.5% and 33.0%, respectively. The higher tax rate in fiscal 1998 is driven by losses in Germany which generate no tax benefit and lower earnings in Argentina where the effective tax rates are reduced by export rebates and other tax incentives which lower taxable income.

      A valuation allowance is recorded as a reduction to Vlasic's estimate of the deferred tax assets relating to non-U.S. tax loss carryforwards due to the uncertainty of the ultimate realization of future benefits from such assets. These deferred tax assets pertain to Vlasic's operations in Argentina, frozen business in the U.K. and gourmet distribution business in Germany. The uncertainty surrounding the use of U.K. tax loss carryforwards stems from significant tax law restrictions regarding their use. Moreover, the limited tax loss carryforward periods and exclusion from current taxable income of export rebates create uncertainty about whether Vlasic will be able to utilize its tax loss carryforwards from operations in Argentina. Finally, the German tax loss carryforwards are not expected to be utilized prior to the sale of the business.


Fiscal 1997 Compared to Fiscal 1996

      Net sales of $1.5 billion in fiscal 1997 increased 0.6% from fiscal 1996 (down 1.3% from fiscal 1996 on a comparable 52 week basis). Volume declines offset higher selling prices, and changes in foreign currency rates had no impact. Overall volume was flat (down 1.9% on a comparable 52 week basis) as strong growth in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF               VLASIC FOODS INTERNATIONAL
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (CONTINUED)

--------------------------------------------------------------------------------


Swanson U.S. (particularly frozen dinners), contract manufacturing for Campbell Foodservice and fresh mushrooms was more than offset by declines in the German foods distribution business, Argentine frozen cooked beef and Vlasic pickles.

      Cost of products sold as a percentage of net sales improved in fiscal 1997 by 0.8 points from 70.3% to 69.5%. Productivity gains in Swanson, Freshbake in the U.K. and Vlasic pickles as well as the benefit of higher selling prices were mitigated by higher mushroom and beef costs and lower margins in Germany.

      Marketing and selling expenses increased in fiscal 1997 to 17.7% of net sales from 17.1% in fiscal 1996. The principal cause was higher trade spending for Swanson U.S.

      Administrative and research and development expenses, as a percentage of net sales, were down 0.1 points in fiscal 1997 to 3.5% and 0.6%, respectively.

      Other expenses, net, increased by $2.3 million in fiscal 1997 due to higher accruals for long-term incentive plan charges related to the increase in the market price of Campbell stock.

      See the discussion below for special charges.

      The effective income tax rate was 32.4% in fiscal 1997 compared to 31.0% in fiscal 1996. Excluding restructuring charges, the rate was 33.0% in fiscal 1997 and 33.3% in fiscal 1996.


Special Charges

      During the fourth quarter of fiscal 1998, management designed and began to implement a program to pursue asset reduction and cost improvement opportunities. As part of that plan the Company decided to sell its Kattus gourmet foods distribution business in Germany and began to actively seek buyers. The Company expects to complete the sale of the business during fiscal 1999. The carrying value of the assets held for sale was reduced to fair value based on estimates of selling values less costs to sell. Fourth quarter 1998 earnings include the $14.4 million charge to reduce assets held for sale to fair value of which approximately $10 million represents a charge for goodwill impairment with the balance of the charge recorded against the other long lived assets. Net sales for the business to be disposed of approximated $70,034, $83,635 and $105,499 in 1998, 1997 and 1996, respectively. Earnings (loss) before interest and taxes excluding restructuring charges and the impairment loss approximated ($6,725), ($2,657) and $5,575 in 1998, 1997 and 1996,
respectively.

      A special charge of $28.1 million ($21.8 million after tax) was recorded in the third quarter of fiscal 1998 to cover the costs of a restructuring program. The restructuring program was designed to improve operational efficiency by closing certain U.S. and European administrative offices and production facilities. The worldwide workforce will be reduced by approximately 425 administrative and operational positions. The restructuring charge included approximately $11.6 million primarily related to severance and employee benefit costs that will be paid in cash. The balance of the restructuring charge, amounting to $16.5 million, related to non-cash charges for losses on the disposition of plant assets. The fiscal 1998 restructuring program is expected to result in approximately $9 million in aggregate savings in fiscal 1999 primarily from reductions in plant overhead and depreciation and employee salaries and benefits.

      A special charge of $12.6 million ($7.8 million after tax) was recorded in the first quarter of fiscal 1997 to cover the costs of a restructuring program. The restructuring program was designed to improve operational efficiency by closing various U.S. pickle facilities and reducing approximately 50 administrative and operational positions from the worldwide workforce. The restructuring charge included approximately $4.6 million in cash charges, primarily related to severance and employee benefit costs substantially all of which was paid by the end of the first quarter of fiscal 1998. The balance of the restructuring charge, amounting to $8.0 million, related to non-cash charges for losses on the disposition of plant assets. The program was completed during the first quarter of fiscal 1998. The fiscal 1997 restructuring program resulted in approximately $10 million in aggregate

MANAGEMENT'S DISCUSSION AND ANALYSIS OF               VLASIC FOODS INTERNATIONAL
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (CONTINUED)

--------------------------------------------------------------------------------


savings in fiscal 1997 and fiscal 1998 from reductions in employee salaries and benefits, plant overhead and depreciation.


Results by Segment

      The following table sets forth certain segment information for the fiscal periods indicated:

                                                  1998                   1997                 1996
------------------------------------------------------------------------------------------------------
(in thousands)

Net Sales
  Frozen Foods                                 $   541,436          $   614,467           $   583,384
  Grocery Products                                 477,395              538,684               561,154
  Agricultural Products                            347,872              366,113               369,088
  Eliminations                                      (9,429)             (10,979)              (14,659)
------------------------------------------------------------------------------------------------------
    Total                                      $ 1,357,274          $ 1,508,285           $ 1,498,967
======================================================================================================

Earnings Before Interest and Taxes
  Frozen Foods                                 $    31,469          $    56,268           $    15,885
  Grocery Products                                  (2,517)              49,513                53,748
  Agricultural Products                             (6,315)              10,846                19,337
------------------------------------------------------------------------------------------------------
    Total                                      $    22,637          $   116,627           $    88,970
======================================================================================================


Fiscal 1998 Compared to Fiscal 1997

      Net sales of the frozen foods segment decreased 11.9% in fiscal 1998 compared to fiscal 1997 (down 10.2% on a comparable 52 week basis) to $541.4 million. The decrease was driven by the lower Swanson U.S volume related to aligning shipments with consumption as well as decreased consumption driven by lack of product innovation and lower advertising. Excluding the fiscal 1998 and 1997 restructuring charges, this segment's earnings before interest and taxes decreased 30.2%, driven by lower sales volumes.

      Net sales of the grocery products segment decreased 11.4% in fiscal 1998 compared to fiscal 1997 (down 9.7% on a comparable 52 week basis) to $477.4 million. The decrease was primarily driven by lower Vlasic pickle volume related to aligning shipments with consumption as well as decreased consumption driven by lack of product innovation and lower advertising. This segment also experienced lower volume in the German gourmet foods business and Argentina. Excluding the fiscal 1998 and 1997 restructuring charges and the 1998 impairment loss, this segment's earnings before interest and taxes decreased 49.8% in fiscal 1998 driven by the decline in sales, start-up costs associated with new technology at the pickle plants and an increase in German marketing costs.

      Net sales of the agricultural products segment decreased 5.0% in fiscal 1998 compared to fiscal 1997, (down 3.2% on a comparable 52 week basis) to $347.9 million. This segment incurred a loss of $6.3 million in fiscal 1998 compared to earnings before interest and taxes of $10.8 million in fiscal 1997. The improvements in mushroom production costs in fiscal 1998 were not significant enough to offset the higher cattle costs in Argentina.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF               VLASIC FOODS INTERNATIONAL
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (CONTINUED)

--------------------------------------------------------------------------------


Fiscal 1997 Compared to Fiscal 1996

      Net sales of the frozen foods segment increased 5% in fiscal 1997 (up 3.5% on a comparable 52 week basis) to $614.5 million mainly due to increases in Swanson U.S. and Freshbake in the U.K., which contributed equally to the increase. Also, Swanson Canada registered a double-digit increase. This segment's earnings before interest and taxes more than doubled in fiscal 1997 to $56.3 million. Excluding restructuring charges from fiscal 1997 and fiscal 1996, earnings before interest and taxes increased 20%, led by a double-digit gain in Swanson U.S. (driven by improved productivity and lower manufacturing costs resulting from prior-year restructuring programs) and by continued improvement in manufacturing costs for Freshbake in the U.K.

      Net sales of the grocery products segment decreased 4% in fiscal 1997 (down 6.3% on a comparable 52 week basis) to $538.7 million, driven principally by weakness in the German foods distribution business. This weakness was principally caused by difficulties in the transition to a new management information system. These difficulties caused the unit to be unable to receive, process and deliver a substantial number of orders for a period of time. Management believes the difficulties have been corrected and that the business is working to regain lost distribution. The fiscal 1997 net sales of most other businesses included in this segment approximated those for fiscal 1996 (down 2.3% on a comparable 52 week basis). This segment's earnings before interest and taxes decreased 8% in fiscal 1997 to $49.5 million. Excluding restructuring charges from fiscal 1997 and fiscal 1996, earnings before interest and taxes increased 3% as a 25% increase in Vlasic pickle earnings was largely offset by the poor volume performance of the German foods distribution business, which went from a profit in fiscal 1996 to a loss in fiscal 1997. Open Pit barbecue sauce, Argentine retail and the U.K. pickle, canned bean and vegetable declined in fiscal 1997.

      Sales of the agricultural products segment declined 1% in fiscal 1997 (down 2.9% on a comparable 52 week basis) to $366.1 million. Reduced overall demand for beef products in Europe and reduced beef shipments to Campbell were offset by increased contract manufacturing for Campbell Foodservice and increased fresh mushroom sales. This segment's earnings before interest and taxes declined 44% in fiscal 1997 to $10.8 million from $19.3 million in fiscal 1996. The decline was due in approximately equal parts to reduced sales of frozen cooked beef and unfavorable mushroom costs.


LIQUIDITY AND CAPITAL RESOURCES

      As of the spin-off, Vlasic assumed $500 million of borrowings outstanding under a five-year $750 million unsecured revolving credit facility with a commercial bank syndicate (restricted to $625 million during the waiver period and subsequently reduced to $650 million, see discussion below). At August 2, 1998, $557 million was outstanding under the credit facility with $68 million available to support the Company's capital requirements including working capital needs and capital expenditures. Vlasic anticipates that its operating cash flow, together with available borrowings under its credit facility, will be sufficient to meet its working capital requirements, capital expenditure requirements and interest service requirements on its debt obligations.

     In the 1998 third quarter 10-Q the Company indicated it did not expect to be in compliance with certain financial ratio requirements as of the fiscal year ending August 2, 1998 due to higher than anticipated transition charges and lower than anticipated projected earnings. Prior to August 2, 1998, the Company received a unanimous waiver from the revolving credit facility bank syndicate covering the particular financial ratios. The waiver was designed to permit the Company and the bank syndicate time to reach agreement on an amendment to the revolving credit facility. The waiver period is effective until November 1, 1998. The waiver required the payment of a fee, an increase in both the interest rate and facility fee paid to the banks, and limits on the amount of permissible borrowings under the facility and total borrowings. A covenant for the waiver period was established for minimum net worth. The Company is in compliance with the waiver's requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF               VLASIC FOODS INTERNATIONAL
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (CONTINUED)

--------------------------------------------------------------------------------

      All banks participating in the revolving credit facility have accepted the amendment's basic term sheet. The Company believes that it will be able to complete the amendment to the revolving credit facility by the expiration of the waiver period. The amendment term sheet converts $100 million of the revolving credit facility to a term loan having the same terms and maturities as the revolving credit facility, and adjusts the financial ratios creating financial flexibility and liquidity required to achieve current and projected business plans.

The amendment term sheet:

-     requires the payment of a fee to the bank group,
- increases both the interest rate and facility fee paid to the banks effective October 1, 1998,
-     creates incentives for the Company to issue longer term debt,
- imposes additional covenants, including, but not limited to, the mandatory repayment of debt and the reduction of the commitment upon the sale of assets and equity or incurrence of debt,
-     limits capital spending and restricts dividends and investments.

      The Company is also pledging certain assets to secure the bank indebtedness, which will be released upon attainment of certain credit rating criteria. The amendment reduces the total size of the credit facility from $750 million (limited to $625 million during the waiver period) to $650 million, as the Company does not anticipate requiring the additional liquidity.

      Net cash provided by operating activities was $7.3 million in fiscal 1998 compared to $178.4 million in fiscal 1997. The variance in cash flow from operations was driven by lower net earnings and changes in working capital. The increase in working capital was attributed to an increase in receivables resulting from trade receivables from Campbell previously eliminated as intercompany balances and extended payment terms of certain receivables from the government in Argentina, increased inventories primarily pickles and a decrease in domestic marketing accruals.

      Cash used in investing activities was principally for capital expenditures. Capital expenditures were $62.3 million in fiscal 1998 compared to $79.3 million in fiscal 1997. Capital expenditures were higher in the prior year due to new capacity added to certain Vlasic pickle and Swanson frozen food production facilities. Capital expenditures for fiscal year 1999 are not expected to exceed $50 million. During the second quarter of fiscal 1998, Vlasic acquired the SAFRA trademark and certain equipment for the canned spreadable meats business in Argentina for $6.4 million.

      Cash provided by financing activities was principally funded from $56.5 million of net borrowing under the credit facility. Such financing activities were used primarily for working capital requirements.


MARKET RISK SENSITIVITY

      The Company uses or is permitted to use financial instruments, including fixed and variable rate debt, as well as swap, forward and option contracts to finance its operations and to hedge interest rate and currency exposures. The swap, forward and option contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company does not enter into contracts for speculative purposes, nor is it a party to any leveraged instrument.

      The information below summarizes the Company's market risks associated with debt obligations and other significant financial instruments outstanding as of August 2, 1998. Fair values included herein have been determined based on quoted market prices. The information presented below should be read in conjunction with Note 21 and Note 22 to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF               VLASIC FOODS INTERNATIONAL
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (CONTINUED)

--------------------------------------------------------------------------------


      For debt obligations, the table presents principal cash flows and related interest rates by fiscal year of maturity. Capital lease obligations of $0.8 million are not included in the table. Variable interest rates disclosed represent the weighted average rates of the portfolio at the period end. For interest rate swaps, the table presents notional amounts and related interest rates by fiscal year of maturity.

      Both domestically and internationally, the Company relies primarily on bank borrowings to meet its funding requirements. In the United States, the borrowings are supported by a credit facility of $750 million (limited to $625 million during the waiver period) reduced to $650 million under the amendment term sheet.


Debt                              1999           2000         2001       2002       Thereafter        Total        Fair Value
------------------------------------------------------------------------------------------------------------------------------
Fixed rate                    $      207      $  1,491       $    -     $    -       $      -      $    1,698      $    1,751
Average interest rate             7 .42%         7.72%
------------------------------------------------------------------------------------------------------------------------------
Variable rate                 $   11,959                                               557,000     $  568,959      $  568,959
Average interest rate             7 .81%                                                 6.45%          6.48%
------------------------------------------------------------------------------------------------------------------------------
Interest Rate Swaps:
Variable to fixed(1)                                                                 $ 150,000     $  150,000      $    (385)
Average pay rate                                                                         5.87%          5.87%
Average receive rate                                                                     5.70%          5.70%
------------------------------------------------------------------------------------------------------------------------------

(1)Hedges U.S. Bank borrowings.

      The Company has a forward starting swap contract with a 10 year maturity and a notional amount of $50 million which hedges a portion of the interest rate risk associated with the planned issuance of longer term debt in fiscal 1999. The forward starting swap will start in fiscal 1999, had a market value of $0.1 million as of August 2, 1998 and will be settled in cash on or about the time longer term bonds are issued. The pay rate is 6.035% and the receive rate is three-month LIBOR.

      The table below provides information as of August 2, 1998 about the Company's forward currency exchange contracts related to purchase commitments denominated in foreign currencies. The table presents the contractual amount and the related weighted average contract exchange rates for significant currency contracts outstanding as of August 2, 1998. All contracts mature before January 1, 1999.

                                                                                                Average
                                                                                              Contractual
                                                                          Contract              Exchange
US$ equivalent                                                             Amount                 Rate
---------------------------------------------------------------------------------------------------------
Receive US$/ Pay DM                                                      $     1,440             1.759

The aggregate cost to settle all contracts was insignificant as of August 2, 1998.


YEAR 2000

      The Year 2000 issue is the result of date-sensitive computer programs using two digits rather than four to define the applicable year. If not corrected, this could result in system failures or miscalculations leading to significant disruptions in a Company's operations. Prior to our spin-off from Campbell a worldwide information technology project was initiated to identify areas impacted by Year 2000 issues. The purpose of this high-priority project is to identify and remediate non-ready systems and devices before business processes are affected. The Company has completed a global business impact assessment and has plans for timely correcting, retiring,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF               VLASIC FOODS INTERNATIONAL
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (CONTINUED)

--------------------------------------------------------------------------------


replacing or updating non-ready systems. Vlasic has been aided in this effort by the fact that it was only recently spun-off as an independent entity on March 30, 1998 and many of our business and information systems in the U.S. have been newly purchased and implemented with Year 2000 compliant technology. The implementation of newly purchased systems is targeted for completion by April 2, 1999 and is approximately 60% completed.

      The actual work of remediating and testing those systems that are not new has begun and is targeted for completion by December 31, 1998 for Vlasic identified critical systems and July 31, 1999 for other systems. These phases of the project are approximately 50% completed. Critical systems include business planning and control process manufacturing, sales order billing and warehouse management systems, that, if shut down or interrupted, could have a material adverse effect on the Company's results of operations, financial condition and cash flow. The Company is partnering with experienced systems integration and Year 2000 vendors in the execution of the Year 2000 master plan.

      The project has clear management responsibility, budgets, plans and reporting requirements. Comprehensive budgets and a master plan have been developed. Rigorous monthly project tracking and management reporting processes are in place. The tracking process measures progress (plan versus actual) for applications at a milestone level. The scope of the project covers information technology systems, Company infrastructure, including plant floor devices, and our service partners, including logistical operations. An assessment of our global information technology infrastructure has been completed and engineers are currently remediating the plant production facilities. Remediation of the technology infrastructure is targeted for completion by October 31, 1999 and is approximately 40% completed.

      The Company will test all electronic interfaces with trading partners and suppliers as part of the new system development project which are scheduled to be completed by July 31, 1999. Additionally, questionnaires have been sent to all major suppliers. Responses from suppliers are continually evaluated and updated reports are being requested.

      The Company reviewed the risks of Year 2000 issues and believe the risks are minimized due to the policy of implementing standard tested and certified Year 2000 systems after the spin-off. The completed risk analysis performed by the independent engineers for plant non-information technology systems has not identified any significant risks. Because the Company's Year 2000 compliance is dependent upon key third parties also being Year 2000 compliant on a timely basis, there can be no guarantee that the Company's efforts will prevent a material adverse impact on its results of operations, financial condition and cash flows. The possible consequences to the Company or its business partners not being fully Year 2000 compliant include temporary plant closings, delays in the delivery of finished products, delays in the receipt of key ingredients, containers and packaging supplies, invoice and collection errors and inventory and supply obsolescence. These consequences could have a material adverse impact on the Company's results of operations, financial condition and cash flows if the Company is unable to conduct its business in the ordinary course. The Company believes that its readiness program should significantly reduce the adverse effect any such disruptions may have.

      Concurrently with the Year 2000 readiness measures described above, the Company and its operating subsidiaries are developing contingency plans intended to mitigate the possible disruption in business operations that may result from the Year 2000 issue, and are developing cost estimates for such plans. Once developed, contingency plans and related cost estimates will be continually refined as additional information becomes available.

      The anticipated costs associated with modifying current systems to be Year 2000 compliant will be expensed as incurred; such costs total $3 million of which $1 million was incurred during fiscal 1998. While there can be no assurance that the Company and its suppliers and customers will fully resolve all Year 2000 issues, neither the estimated cost to become Year 2000 operationally effective nor the outcome of the Year 2000 problem is expected to have a material impact on the Company's operations, liquidity or financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF               VLASIC FOODS INTERNATIONAL
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (CONTINUED)
--------------------------------------------------------------------------------


RECENT DEVELOPMENTS

      In June 1997, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income in financial statements. In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. The Company will adopt these statements in Fiscal 1999. The adoption of these statements will not have a financial impact on the Company.

      In June 1998, the FASB issues SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is not required to adopt the statement until Fiscal 2000. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.


FORWARD-LOOKING INFORMATION

      This Annual Report and the Company's filings with the Securities and Exchange Commission (the SEC) contain certain forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. This information is based on management's current view and assumptions regarding future events and financial performance and is subject to risks and uncertainties that could cause actual results to differ materially from those expressed in this report and filings with the SEC. Important facts that could cause such differences include, but are not limited to:

- Completion of the German gourmet foods distribution business divestiture in 1999 which is dependent on the Company's ability to find a buyer to purchase the business at a price considered appropriate.
- Market risks associated with financial instruments that may vary due to the impact of unforeseen economic changes, such as currency exchange rates, inflation rates and recessionary trends.
- Continued compliance with the covenants and the terms of the renegotiated credit facility.
- The Company's ability to maintain capital expenditures within the forecasted limits.
- Impact of the Year 2000 issues associated with the Company's business and information systems and embedded technology as well as the information technology of its vendors, suppliers, service providers and customers.
- Implementation of information technology systems by the targeted completion dates.
- Inherent risks in the marketplace associated with new product introductions, including uncertainties about trade and consumer acceptance.
- The Company's ability to achieve the forecasted savings related to the restructuring program discussed in Management's Discussion and Analysis.

CONSOLIDATED STATEMENTS OF EARNINGS                   VLASIC FOODS INTERNATIONAL

                                                                             1998             1997              1996
                                                                           52 weeks         53 weeks          52 weeks
------------------------------------------------------------------------------------------------------------------------
(in thousands except per share amounts)
Net sales (including $154,764, $155,563 and $144,902
  to related parties)                                                    $ 1,357,274      $ 1,508,285      $ 1,498,967
------------------------------------------------------------------------------------------------------------------------

Costs and expenses
  Cost of products sold                                                      978,025        1,048,433        1,053,348
  Marketing and selling expenses                                             245,119          266,475          256,666
  Administrative expenses                                                     64,063           53,050           54,558
  Research and development expenses                                            7,907            8,620            8,064
  Other (income) expense                                                      (2,927)           2,446              159
  Special charges                                                             42,450           12,634           37,202
------------------------------------------------------------------------------------------------------------------------
    Total costs and expenses                                               1,334,637        1,391,658        1,409,997
------------------------------------------------------------------------------------------------------------------------

Earnings before interest and taxes                                            22,637          116,627           88,970
  Interest expense                                                            13,446            1,600            1,071
  Interest income                                                                388              588              329
------------------------------------------------------------------------------------------------------------------------
Earnings before taxes                                                          9,579          115,615           88,228
Taxes on earnings                                                             15,378           37,475           27,361
------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before cumulative effect of                                   (5,799)          78,140           60,867
  accounting change
Cumulative effect of accounting change                                          (600)               -                -
------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                      $    (6,399)     $    78,140      $    60,867
========================================================================================================================



Per share basic:
  Loss before cumulative effect of accounting change                     $     (0.13)
  Cumulative effect of accounting change                                       (0.01)
-------------------------------------------------------------------------------------
  Net loss per share                                                     $     (0.14)
-------------------------------------------------------------------------------------

  Weighted average shares outstanding - basic                                 45,458
=====================================================================================

Per share assuming dilution:
  Loss before cumulative effect of accounting change                     $     (0.13)
  Cumulative effect of accounting change                                       (0.01)
-------------------------------------------------------------------------------------
  Net loss per share                                                     $     (0.14)
-------------------------------------------------------------------------------------

  Weighted average shares outstanding assuming dilution                       45,458 *
=====================================================================================

* Excludes potentially dilutive shares as the result would be antidilutive.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS                           VLASIC FOODS INTERNATIONAL


                                                                                              AUGUST 2,       August 3,
                                                                                                1998            1997
-----------------------------------------------------------------------------------------------------------------------
(in thousands)

Current assets
  Cash and cash equivalents                                                                   $   16,333     $  9,409
  Accounts receivable                                                                            127,644      109,676
  Inventories                                                                                    183,763      163,852
  Other current assets                                                                            25,200       12,339
-----------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                         352,940      295,276
-----------------------------------------------------------------------------------------------------------------------

  Plant assets, net                                                                              520,075      515,646
  Other assets, principally intangible assets, net                                                86,258       84,186
----------------------------------------------------------------------------------------------------------------------
Total assets                                                                                  $  959,273     $895,108
=======================================================================================================================



Current liabilities
  Notes payable                                                                               $   12,535     $    191
  Payable to suppliers and others                                                                121,210      123,101
  Accrued liabilities                                                                             93,330       88,914
-----------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                    227,075      212,206
-----------------------------------------------------------------------------------------------------------------------

Long-term debt                                                                                   558,873        2,252
Deferred income taxes                                                                             19,673       36,815
Other liabilities                                                                                 47,048       11,537
-----------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                            852,669      262,810
-----------------------------------------------------------------------------------------------------------------------

Shareowners' equity
  Preferred stock, no par value, authorized 4,000 shares;                                            -            -
    none issued
  Common stock, no par value; authorized 56,000 shares;
    issued shares 45,488                                                                         137,473          -
  Campbell net investment                                                                            -        633,168
  Accumulated deficit                                                                            (25,115)         -
  Cumulative translation adjustments                                                              (5,754)        (870)
-----------------------------------------------------------------------------------------------------------------------
    Total shareowners' equity                                                                    106,604      632,298
-----------------------------------------------------------------------------------------------------------------------
Total liabilities and shareowners' equity                                                     $  959,273     $895,108
=======================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                 VLASIC FOODS INTERNATIONAL

                                                                                  1998                 1997                1996
----------------------------------------------------------------------------------------------------------------------------------
(in thousands)

Cash flows from operating activities:
  Net earnings                                                                 $ (6,399)            $  78,140            $ 60,867
  Non-cash charges to net earnings
    Cumulative effect of accounting change                                          600                   -                   -
    Restructuring charges                                                        28,050                12,634              37,202
    Impairment loss                                                              14,400                   -                   -
    Depreciation and amortization                                                45,125                44,808              45,585
    Deferred income taxes                                                        (7,701)                9,199             (12,730)
    Other, net                                                                   (1,737)                1,515               1,220
  Changes in working capital
    Accounts receivable                                                         (17,213)               11,016              19,540
    Inventories                                                                 (19,263)               16,858              (1,422)
    Other current assets and liabilities                                        (28,514)                4,269               1,905
----------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                  7,348               178,439             152,167
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Purchases of plant assets                                                     (62,273)              (79,301)            (59,053)
  Sales of plant assets                                                           6,424                 8,431               4,318
  Business acquired                                                              (6,350)                  -                   -
  Other, net                                                                     (1,101)                  846               2,631
----------------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                    (63,300)              (70,024)            (52,104)
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Long-term borrowings                                                           98,542                   -                   -
  Repayment of long-term borrowings                                             (42,000)                 (427)               (425)
  Short-term borrowings (repayments)                                             12,335                   (17)             (1,431)
  Issuance of common stock                                                          519                   -                   -
  Transactions with Campbell                                                     (6,500)             (104,029)            (94,555)
----------------------------------------------------------------------------------------------------------------------------------
       Net cash (used in) provided by financing activities                       62,896              (104,473)            (96,411)
----------------------------------------------------------------------------------------------------------------------------------

  Effect of exchange rate changes on cash                                           (20)                  (86)                 59
----------------------------------------------------------------------------------------------------------------------------------
       Net change in cash and cash equivalents                                    6,924                 3,856               3,711

Cash and cash equivalents - beginning of period                                   9,409                 5,553               1,842
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                                      $ 16,333             $   9,409            $  5,553
==================================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS                               VLASIC FOODS INTERNATIONAL
OF SHAREOWNERS' EQUITY

                                               Issued
                                             Common Stock                               Campbell      Cumulative         Total
                                       ---------------------------       Accumulated      Net         Translation     Shareowners'
                                          Shares         Amount            Deficit     Investment     Adjustment        Equity
----------------------------------------------------------------------------------------------------------------------------------
(in thousands)

Balance at July 30, 1995                                                               $ 692,745        $   991       $ 693,736
1996 Net earnings                                                                         60,867                         60,867
Translation adjustment                                                                                     (182)           (182)
Net transactions with Campbell                                                           (94,555)                       (94,555)
----------------------------------------------------------------------------------------------------------------------------------
Balance at July 28, 1996                                                                 659,057            809         659,866
----------------------------------------------------------------------------------------------------------------------------------
1997 Net earnings                                                                         78,140                         78,140
Translation adjustment                                                                                   (1,679)         (1,679)
Net transactions with Campbell                                                          (104,029)                      (104,029)
----------------------------------------------------------------------------------------------------------------------------------
Balance at August 3, 1997                                                                633,168           (870)        632,298
----------------------------------------------------------------------------------------------------------------------------------
Net earnings prior to spin-off                                                            18,716                         18,716
Net transactions with Campbell as of
  the spin-off date:
  Assumption of debt, pension and
    postretirement obligations and
    and net deferred tax liabilities                                                    (514,930)                      (514,930)
  Contribution to capital of remaining
    Campbell net investment                              $  136,954                     (136,954)                           -
Issuance of shares of common stock,
  no par value, in connection with
  the spin-off                              45,455
Issuance of shares of common
  stock as a result of
  stock options                                 33              519                                                          519
Net loss after the spin-off                                              $ (25,115)                                     (25,115)
Translation adjustments                                                                                  (4,884)         (4,884)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT AUGUST 2, 1998                   45,488       $  137,473      $ (25,115)    $        -       $(5,754)      $ 106,604
==================================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL                       VLASIC FOODS INTERNATIONAL
STATEMENTS

--------------------------------------------------------------------------------
(in thousands, except per share data)

1.    VLASIC FOODS INTERNATIONAL SPIN-OFF FROM CAMPBELL SOUP COMPANY

      On March 30, 1998, one share of Vlasic Foods International Inc. (the Company or Vlasic), no par value common stock, was distributed to shareowners of Campbell Soup Company (Campbell) for every ten shares of Campbell capital stock held by such shareowners at the record date in a tax-free distribution. At the time of distribution, the Company began operations as a separate independent publicly-owned company.

      The historical financial statements of Vlasic reflect periods during which Vlasic did not operate as a separate, independent company; certain estimates, assumptions and allocations were made in preparing such financial statements. Therefore, such historical financial statements do not necessarily reflect the results of operations that would have existed had Vlasic been a separate, independent company. The historical consolidated balance sheet of the Company as of August 2, 1998 reflects the effects of the spin-off.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Consolidation. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Significant intercompany transactions are eliminated in consolidation.

      Fiscal Year. Vlasic's fiscal year ends on the Sunday nearest July 31. There were 52 weeks in Fiscal 1998 and 1996 and 53 weeks in fiscal 1997.

      Cash and Cash Equivalents. All highly liquid debt instruments purchased with an initial maturity of three months or less are classified as cash equivalents.

      Inventories. Substantially all domestic inventories are priced at the lower of cost or market, with cost determined by the last-in, first-out (LIFO) method. Other inventories are priced at the lower of average cost or market.

      Plant Assets. Plant assets are stated at historical cost. Alterations and major overhauls which extend the lives or increase the capacity of plant assets are capitalized. The amounts for property disposals are removed from plant asset and accumulated depreciation accounts and any resultant gain or loss is included in earnings. Ordinary repairs and maintenance are charged to operating costs.

      Depreciation. Depreciation provided in costs and expenses is calculated using the straight-line method. Buildings and machinery and equipment are depreciated over periods not exceeding 45 years and 15 years, respectively. Accelerated methods of depreciation are used for income tax purposes in certain jurisdictions.

      Intangibles. Intangible assets consist principally of excess purchase price over net assets of businesses acquired and trademarks. Intangibles are amortized on a straight-line basis over periods not exceeding 40 years.

      Asset Valuation. The recoverability of plant assets and intangibles is periodically reviewed based principally on an analysis of cash flow.

      Advertising. Advertising costs include the cost of working media (running advertising on television, radio or in print), the cost of producing advertising, and the cost of coupon insertion and distribution. Working media and coupon insertion and distribution costs are expensed in the period the advertising is run or the coupons are distributed. The cost of producing advertising is expensed as of the first date the advertisements take place. Advertising included in marketing and selling expenses was $16,297 in 1998, $21,125 in 1997 and $19,303 in 1996. At August 2, 1998 and August 3, 1997, there were no amounts of advertising included in assets in the balance sheets.

NOTES TO CONSOLIDATED FINANCIAL                       VLASIC FOODS INTERNATIONAL
STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
(in thousands, except per share data)

      Income Tax. Deferred taxes are provided in accordance with Statement of Financial Accounting Standards (SFAS) No. 109.

      Earnings Per Share. Earnings per share have been calculated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." Weighted average shares outstanding assuming dilution reflects outstanding stock option grants. For fiscal 1998, weighted average shares outstanding assuming dilution excludes 513 shares relating to outstanding stock option grants as the result would be antidilutive. Historical earnings per share prior to fiscal 1998 are not presented since Vlasic common stock was not part of the capital structure of Campbell for the periods presented.

      Use of Estimates. Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates.


3.    RELATED PARTY TRANSACTIONS SUBSEQUENT TO THE SPIN-OFF

      Vlasic sells to Campbell beef and mushrooms for use as ingredients in Campbell's finished products and frozen foodservice finished product from its agriculture products segment. Vlasic purchases from Campbell retail frozen food finished products in Canada. These transactions are at negotiated prices. Included in the Consolidated Statements of Earnings are sales to Campbell of $154,764 in 1998, $155,563 in 1997, and $144,902 in 1996. Included in Costs of
product sold are purchases from Campbell of $24,696 in 1998, $26,255 in 1997, and $27,310 in 1996.

      Campbell and Vlasic entered into a multi-year agreement for the continued
(i) supply of beef and mushrooms, and production of frozen foodservice products in the U.S. by Vlasic and (ii) production of frozen retail products in Canada and Open Pit barbecue sauce in the U.S. by Campbell.

      Vlasic entered into an agreement with Campbell for transitional services such as administrative and support services for a period not to exceed twelve months from the date of the spin-off. The transitional service agreement provides that Vlasic pay a fee intended to approximate Campbell's cost to provide such services. These fees amounted to $9,078 in 1998 for the four months following the spin-off.


4.    RELATED PARTY TRANSACTIONS PRIOR TO THE SPIN-OFF

      Certain Vlasic businesses participated in Campbell's centralized cash management system to finance operations. Cash deposits from Vlasic were transferred to Campbell on a daily basis and Campbell funded Vlasic disbursement bank accounts as required. Unpaid balances of checks were included in accounts payable. No interest was charged on transactions with Campbell.

      Campbell provided certain selling, general and administrative services to Vlasic including finance, legal, systems, research and development, benefits, facilities and shared sales and distribution support. These expenses were allocated to Vlasic based on net sales, utilization or other methods which management believes to be reasonable. These allocations were $33,601 in the first eight months of 1998 prior to the spin-off, $51,288 in 1997 and $43,878 in 1996 and are included in the appropriate lines of the Consolidated Statements of Earnings. The expenses allocated to Vlasic for these services are not necessarily indicative of the expenses that would have been incurred if Vlasic had been a separate, independent entity and had managed these functions. Subsequent to the spin-off, Vlasic manages these functions.

      Vlasic was included in the combined federal and certain state income tax returns of Campbell prior to spin-off. Income tax expense was calculated as if Vlasic had filed separate income tax returns for the entire fiscal year.

NOTES TO CONSOLIDATED FINANCIAL                       VLASIC FOODS INTERNATIONAL
STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
(in thousands, except per share data)

5.    ADJUSTMENT OF ASSETS HELD FOR SALE TO FAIR VALUE

      During the fourth quarter of fiscal 1998, management designed and began to implement a program to pursue asset reduction and cost improvement opportunities. As part of that plan, the Company decided to sell its Kattus gourmet foods distribution business in Germany and began to actively seek buyers. The Company expects to complete the sale of the business during fiscal 1999. The carrying value of the assets held for sale was reduced to fair value based on estimates of selling values less costs to sell. Fourth quarter 1998 earnings include the $14.4 million charge against Special charges within the Statements of Earnings to reduce assets held for sale to fair value of which approximately $10 million represents a charge for goodwill impairment with the balance of the charge recorded against the other long lived assets. Net sales for the business to be disposed of approximated $70,034, $83,635 and $105,499 in 1998, 1997 and 1996, respectively. Earnings (loss) before interest and taxes excluding restructuring charges and the impairment loss approximated ($6,725), ($2,657) and $5,575 in 1998, 1997 and 1996, respectively.


6.    RESTRUCTURING CHARGES

                                           Loss on Asset      Severance
                                            Disposition      and Benefits       Other           Total
---------------------------------------------------------------------------------------------------------
Restructuring accrual                      $   15,125        $   13,354      $    8,723      $    37,202
1996 activity                                    (782)           (4,202)         (2,674)          (7,658)
---------------------------------------------------------------------------------------------------------
Balance at July 28, 1996                       14,343             9,152           6,049           29,544
Restructuring accrual                           7,991             3,253           1,390           12,634
1997 activity                                 (16,810)           (9,485)         (6,049)         (32,344)
---------------------------------------------------------------------------------------------------------
Balance at August 3, 1997                       5,524             2,920           1,390            9,834
Restructuring accrual                          16,500             8,200           3,350           28,050
1998 Activity                                  (7,345)           (4,169)         (1,636)         (13,150)
---------------------------------------------------------------------------------------------------------
BALANCE AT AUGUST 2, 1998                  $   14,679      $      6,951      $    3,104      $    24,734
=========================================================================================================

      A special charge of $28,050 ($21,815 after tax) was recorded in the third quarter of 1998 to cover the costs of a restructuring program. The restructuring program was designed to improve operational efficiency by closing certain U.S. and European administrative offices and production facilities and is expected to be completed during the third quarter of 1999. The worldwide workforce will be reduced by approximately 425 administrative and operational positions. The restructuring charge included approximately $11.6 million primarily related to severance and employee benefit costs which will be paid in cash. The balance of the restructuring charge, amounting to $16.5 million, related to non-cash charges for losses on the disposition of plant assets.

      A special charge of $12,634 ($7,757 after tax) was recorded in the first quarter of 1997 to cover the costs of a restructuring program. The restructuring program was designed to improve operational efficiency by closing various pickle facilities and reducing approximately 50 administrative and operational positions from the worldwide workforce. The 1997 restructuring charge included approximately $4.6 million in cash charges primarily related to severance and employee benefit costs. The balance of the restructuring charge, amounting to $8.0 million, related to non-cash charges for losses on the disposition of plant assets. The program was completed during the first quarter of fiscal 1998. A special charge of $37,202 ($22,842 after tax) was recorded in the fourth quarter of 1996 to cover the costs of a restructuring program designed to improve operational efficiency in the U.S. frozen food system by closing the Modesto plant (a reduction of approximately 500 employees) and increasing production at Omaha and Fayetteville and improve operational efficiency in the specialty foods distribution business in Germany. The restructuring charge includes approximately $22,077 in cash charges primarily related to severance and employee benefit costs and $15,125 in non-cash charges for losses on disposition of plant assets. The program was completed in fiscal 1997.

NOTES TO CONSOLIDATED FINANCIAL                       VLASIC FOODS INTERNATIONAL
STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
(in thousands, except per share data)

7.    SEGMENT AND GEOGRAPHIC AREA INFORMATION

      Vlasic groups its businesses in three operating segments: frozen foods, grocery products and agricultural products. These operating segments are managed as strategic units due to their distinct manufacturing processes, marketing strategies and distribution channels. The FROZEN FOODS SEGMENT consists of Swanson frozen foods in the U.S. and Canada and Freshbake frozen foods in the U.K. The GROCERY PRODUCTS SEGMENT includes Vlasic retail and foodservice pickles and condiments in the U.S., Open Pit barbecue sauce in the U.S., SonA and Rowats pickles, canned beans and vegetables in the U.K., Kattus gourmet foods distribution in Germany and Swift canned meat pates and other grocery products in Argentina. The AGRICULTURAL PRODUCTS SEGMENT includes the U.S. fresh mushroom business, chilled and frozen beef, frozen cooked beef and canned corned beef exported from Argentina and contract manufacturing of frozen foodservice product for Campbell's Foodservice in the U.S. Corporate expenses and assets have been allocated to the segments.


SEGMENT INFORMATION                                                 1998               1997                1996
-------------------------------------------------------------------------------------------------------------------
Net Sales
  Frozen Foods                                                  $   541,436        $   614,467         $   583,384
  Grocery Products                                                  477,395            538,684             561,154
  Agricultural Products                                             347,872            366,113             369,088
  Eliminations                                                       (9,429)           (10,979)            (14,659)
-------------------------------------------------------------------------------------------------------------------
    Total                                                       $ 1,357,274        $ 1,508,285         $ 1,498,967
===================================================================================================================

Earnings Before Interest and Taxes
  Frozen Foods                                                  $    31,469             56,268         $    15,885
  Grocery Products                                                   (2,517)            49,513              53,748
  Agricultural Products                                              (6,315)            10,846              19,337
-------------------------------------------------------------------------------------------------------------------
    Total                                                       $    22,637        $   116,627         $    88,970
===================================================================================================================

Total Assets
  Frozen Foods                                                  $   286,197        $   259,132         $   258,320
  Grocery Products                                                  374,178            369,922             373,793
  Agricultural Products                                             298,898            266,054             291,218
-------------------------------------------------------------------------------------------------------------------
    Total                                                       $   959,273        $   895,108         $   923,331
===================================================================================================================

Depreciation and Amortization
  Frozen Foods                                                  $    14,896        $    13,614         $    14,017
  Grocery Products                                                   14,636             16,061              16,255
  Agricultural Products                                              15,593             15,133              15,313
-------------------------------------------------------------------------------------------------------------------
    Total                                                       $    45,125        $    44,808         $    45,585
===================================================================================================================

Capital Expenditures
  Frozen Foods                                                  $    20,349        $    35,576         $    25,494
  Grocery Products                                                   19,356             29,399              16,381
  Agricultural Products                                              22,568             14,326              17,178
-------------------------------------------------------------------------------------------------------------------
    Total                                                       $    62,273        $    79,301         $    59,053
===================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL                      VLASIC FOODS INTERNATIONAL
STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
(in thousands, except per share data)

The following presents information about operations in different geographic areas:


GEOGRAPHIC INFORMATION                          1998                           1997                      1996
-----------------------------------------------------------------------------------------------------------------
Net Sales
  United States                             $   883,288                    $   991,523               $   963,896
  Europe                                        276,679                        306,210                   305,274
  South America                                 206,736                        221,531                   244,456
  Eliminations                                   (9,429)                       (10,979)                  (14,659)
-----------------------------------------------------------------------------------------------------------------
    Total                                   $ 1,357,274                    $ 1,508,285               $ 1,498,967
=================================================================================================================

Earnings Before Interest and Taxes
  United States                             $    62,436                    $    85,965               $    48,979
  Europe                                        (36,803)                        10,424                    15,568
  South America                                  (2,996)                        20,238                    24,423
-----------------------------------------------------------------------------------------------------------------
    Total                                   $    22,637                    $   116,627               $    88,970
=================================================================================================================

Total Assets
  United States                             $   480,983                    $   453,935               $   448,080
  Europe                                        216,794                        205,496                   212,961
  South America                                 261,496                        235,677                   262,290
-----------------------------------------------------------------------------------------------------------------
    Total                                   $   959,273                    $   895,108               $   923,331
=================================================================================================================

     Transfers between segments and geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each segment or geographic region. Contributions to earnings before interest and taxes include the impact of special charges: the impairment loss on assets held for sale of $14.4 million or $.32 per share in fiscal 1998 (with no associated tax effect); a restructuring charge of $28.1 million before tax, $21.8 million after tax or $.48 per share, in fiscal 1998, and a restructuring charge of $12.6 million before tax, $7.8 million after tax or $.17 per share in fiscal 1997. In fiscal 1996, the restructuring charge was $37.2 million before tax, $22.8 million after tax. The impact by segment is as follows:


                                            1998                 1997              1996
-------------------------------------------------------------------------------------------
Frozen Foods                             $    9,700           $   2,697          $  33,202
Grocery Products                             32,350               9,937              4,000
Agricultural Products                           400                 -                  -
-------------------------------------------------------------------------------------------
  Total                                  $   42,450           $  12,634          $  37,202
===========================================================================================

NOTES TO CONSOLIDATED FINANCIAL                       VLASIC FOODS INTERNATIONAL
STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
(in thousands, except per share data)

8.  PENSION PLANS AND RETIREMENT BENEFITS

     Pension Plans. Substantially all U.S. employees participate in Vlasic sponsored noncontributory defined benefit pension plans. Prior to the spin-off, the participants in the plans were included in plans with similar benefits sponsored by Campbell. Under an agreement with Campbell, the Company assumed pension liabilities related to the active Vlasic participants, but not to retirees from the U.S. Vlasic businesses. Campbell will transfer certain trust assets, from its funded plans to Vlasic's plans based upon actuarial determinations consistent with regulatory requirements. Benefits are generally based on years of service and employees' compensation during the last years of employment. All plans are funded and contributions are made in amounts not less than minimum statutory funding requirements nor more than the maximum amount that can be deducted for U.S. income tax purposes. Pension expense included the following:


Four months beginning March 30, 1998 to August 2, 1998
--------------------------------------------------------------------------------

Benefits earned during the year                                     $    1,291
Interest cost                                                            1,666
Net amortization and deferrals                                            (821)
Return on plan assets                                                   (1,026)
--------------------------------------------------------------------------------
      Total                                                         $    1,110
================================================================================

     Net periodic U.S. pension expense allocated to Vlasic was $2,396 for the first eight months of fiscal 1998 prior to the spin-off (resulting in total U.S. pension expense of $3,506 in fiscal year 1998), $2,140 in fiscal year 1997 and $3,428 in fiscal year 1996.

     The funded status of the plans was as follows:

                                                                          AUGUST 2,
                                                                            1998
-----------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested                                                                 $  (47,780)
Non-vested                                                                 (6,430)
-----------------------------------------------------------------------------------
Accumulated benefit obligation                                            (54,210)
Effect of projected future salary increases                               (22,810)
-----------------------------------------------------------------------------------
Projected benefit obligation                                              (77,020)
Plan assets at market value                                                69,140
-----------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets                      (7,880)
Unrecognized net (gain) or loss                                             7,193
Unrecognized prior service cost                                             2,934
Unrecognized net assets at transition                                        (423)
-----------------------------------------------------------------------------------
Prepaid pension expense                                                $    1,824
===================================================================================

         Weighted average rates for principal actuarial assumptions were:

                                                                         AUGUST 2,
                                                                           1998
-----------------------------------------------------------------------------------
Discount rate                                                              7.00%
Long-term rate of return on plan assets                                    9.75%
Weighted-average rate of compensation increase                             4.25%

NOTES TO CONSOLIDATED FINANCIAL                       VLASIC FOODS INTERNATIONAL
STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
(in thousands, except per share data)

     Pension benefits for Vlasic's operations outside the U.S. are provided principally through government plans and also to a lesser extent by Company sponsored plans. Pension expense for operations outside the U.S. was $4,543 in 1998, $5,089 in 1997 and $5,993 in 1996.

     Retiree Benefits. Vlasic provides postretirement benefits, including health care and life insurance, to substantially all U.S. employees and their dependents retiring after the spin-off. Employees who have 10 years of service after the age of 45 and retire from Vlasic are eligible to participate in the postretirement benefit plans.
Vlasic U.S. employees participate in these plans.

     Postretirement benefit expense included the following:

Four months beginning March 30, 1998 to August 2, 1998
--------------------------------------------------------------------------
Benefits earned during the year                                $     727
Interest cost                                                        481
Net amortization and deferrals                                      (245)
--------------------------------------------------------------------------
      Total                                                    $     963
==========================================================================


     Postretirement benefit expense allocated to Vlasic was $2,493 for the first eight months of fiscal 1998 prior to the spin-off (resulting in total expense of $3,456 in fiscal year 1998), $2,667 in fiscal year 1997 and $8,383 in fiscal year 1996.

     Accrued postretirement benefit liability included the following:


                                                              August 2,
                                                                1998
------------------------------------------------------------------------
Accumulated benefit obligation                               $  (24,786)
Unrecognized net (gain) or loss                                  (7,707)
------------------------------------------------------------------------
Accrued postretirement benefit liability                     $  (32,493)
========================================================================



     The discount rate used to determine the accumulated postretirement benefit obligation was 7% in 1998. The assumed healthcare cost trend rate used to measure the accumulated postretirement benefit obligation was 4%. A one-percentage-point change in the assumed healthcare cost trend rate would have changed the 1998 accumulated postretirement benefit obligation by $2,517 and postretirement benefit expense for the four month period ending August 2, 1998 by $609 . Obligations related to non-U.S. postretirement benefit plans are not significant since these benefits are generally provided through government-sponsored plans.

     Savings Plans. Vlasic U.S. employees participate in Vlasic's savings plans and formerly in Campbell's savings plans. After one year of continuous service, Vlasic matches 50% of employee contributions up to five percent of compensation. In 1998, 1997 and 1996 Campbell increased its contribution to 60% because earnings goals were achieved. Amounts charged to Vlasic costs and expenses were $2,382 in 1998, $2,671 in 1997,and $2,168 in 1996.

NOTES TO CONSOLIDATED FINANCIAL                       VLASIC FOODS INTERNATIONAL
STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
(in thousands, except per share data)


9.  TAXES ON EARNINGS

     The provision for income taxes consists of the following:

                                                  1998                  1997                  1996
------------------------------------------------------------------------------------------------------

Income taxes:
Currently payable
  Federal                                       $   16,340           $   22,229            $   29,457
  State                                              4,285                3,521                 4,371
  Non-U.S.                                           2,454                2,526                 6,263
------------------------------------------------------------------------------------------------------
                                                    23,079               28,276                40,091
------------------------------------------------------------------------------------------------------

Deferred
  Federal                                           (5,238)               7,258               (10,086)
  State                                             (2,835)               1,207                (1,677)
  Non-U.S.                                             372                  734                  (967)
------------------------------------------------------------------------------------------------------
                                                    (7,701)               9,199               (12,730)
------------------------------------------------------------------------------------------------------
    Total                                       $   15,378           $   37,475            $   27,361
======================================================================================================

Earnings (loss) before income taxes:
  United States                                 $   41,037           $   85,965            $   48,979
  Non-U.S.                                         (31,458)              29,650                39,249
------------------------------------------------------------------------------------------------------
    Total                                       $    9,579           $  115,615            $   88,228
======================================================================================================

The following is a reconciliation of effective income tax rates with the U.S. Federal statutory income tax rate:


                                                                          1998(1)           1997          1996
----------------------------------------------------------------------------------------------------------------
Federal statutory income tax rate                                          35.0%            35.0%         35.0%
State income taxes (net of federal benefit)                                 1.8%             2.6%          2.0%
Tax effect resulting from other international activities                    3.9%            -1.1%         -1.7%
Tax loss carryforwards                                                     -0.8%            -1.6%           -
Nontaxable export rebate                                                     -              -2.7%         -4.9%
Other                                                                       1.6%             0.2%          0.6%
----------------------------------------------------------------------------------------------------------------
   Effective income tax rate                                               41.5%            32.4%         31.0%
================================================================================================================

(1) Excludes the impact of the fiscal 1998 restructuring charge and impairment loss. The effective income tax rate including such items is 160.5%

NOTES TO CONSOLIDATED FINANCIAL                       VLASIC FOODS INTERNATIONAL
STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
(in thousands, except per share data)

Deferred tax liabilities and assets are comprised of the following:

                                                     AUGUST 2,                        August 3,
                                                       1998                             1997
-------------------------------------------------------------------------------------------------
Depreciation                                        $   21,626                       $    30,992
Capitalized interest                                     7,637                             7,459
Other                                                    7,117                             5,496
-------------------------------------------------------------------------------------------------
      Deferred tax liabilities                          36,380                            43,947
-------------------------------------------------------------------------------------------------

Benefits and compensation                               16,881                             6,353
Restructuring accruals                                   5,395                             3,717
Tax loss carryforwards                                  32,402                            13,100
Other                                                    3,134                             4,409
-------------------------------------------------------------------------------------------------
Deferred tax assets                                     57,812                            27,579
Valuation allowance                                    (23,033)                          (13,100)
-------------------------------------------------------------------------------------------------
      Deferred tax assets, net                          34,779                            14,479
-------------------------------------------------------------------------------------------------
      Net deferred tax liability                    $    1,601                       $    29,468
=================================================================================================

     The Company has available net operating loss carryforwards in the United States of approximately $25 million which expire in 2018. For income tax purposes, certain non-U.S. subsidiaries of Vlasic have tax loss carryforwards of approximately $66 million. Of these carryforwards, $41 million expire through 2003 and $25 million may be carried forward indefinitely. The current statutory tax rates in these countries range from 31% to 57%.

     A valuation allowance is recorded as a reduction to Vlasic's estimate of the deferred tax assets relating to non-U.S. tax loss carryforwards due to the uncertainty of the ultimate realization of future benefits from such assets. These deferred tax assets pertain to Vlasic's operations in Argentina, frozen business in the U.K. and gourmet distribution business in Germany. The uncertainty surrounding the use of U.K. tax loss carryforwards stems from significant tax law restrictions regarding their use . Moreover, the limited tax loss carryforward periods and exclusion from current taxable income of export rebates create uncertainty about whether Vlasic will be able to utilize its tax loss carryforwards from operations in Argentina. Finally, the German tax loss carryforwards are not expected to be utilized prior to the sale of the business.

     Income taxes have not been accrued on undistributed earnings for non-U.S. subsidiaries of $5.3 million. Such amounts are invested in operating assets and are not expected to be remitted. If remitted, tax credits are available to substantially reduce any additional taxes.

NOTES TO CONSOLIDATED FINANCIAL                       VLASIC FOODS INTERNATIONAL
STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
(in thousands, except per share data)

10.  OTHER EXPENSES


                                                                        1998                   1997              1996
--------------------------------------------------------------------------------------------------------------------------
Campbell stock price related incentive programs                      $    3,207             $     8,628       $     3,288
Amortization of intangible and other assets                               2,738                   2,764             2,691
Gain on asset sales                                                      (3,957)                 (8,179)           (5,496)
Gains on fire insurance settlement                                       (2,814)                    -                 -
Other, net                                                               (2,101)                   (767)             (324)
--------------------------------------------------------------------------------------------------------------------------
      Total                                                          $   (2,927)            $     2,446       $       159
==========================================================================================================================

11.  ACQUISITION

     During the second quarter of fiscal 1998, Vlasic acquired the SAFRA trademark and certain equipment for the canned spreadable meats business in Argentina for $6,350. The acquisition was accounted for as a purchase transaction and operations are included in the financial statements from the date of acquisition. The trademark will be amortized over the period of expected benefit - 40 years. Pro forma financial information would not have a material effect on Vlasic's net sales or net earnings in 1998. The allocation of the purchase price to assets acquired and liabilities assumed was based upon fair value estimates - $5,850 was identified as an intangible asset (trademark) and $500 was allocated to fixed assets.


12.   CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

     In the second quarter of fiscal 1998, the Company adopted the provisions of the Emerging Issues Task Force (EITF) consensus resulting on Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation." The EITF reached a consensus that costs of business process reengineering activities that are part of a systems development project are to be expensed as incurred. Furthermore, the consensus ruling stipulates that the unamortized balance of such previously capitalized business process reengineering costs are to be written off as a cumulative effect of accounting change as of the beginning of the quarter which includes November 20, 1997. The Company previously capitalized certain consulting costs related to the purchase and implementation of software for internal use. The cumulative effect of this change in accounting principle is $600, net of an income tax benefit of approximately $370.


13.   ACCOUNTS RECEIVABLE


                                                                                    1998                    1997
--------------------------------------------------------------------------------------------------------------------
Customers                                                                       $     97,188             $   99,407
Trade receivables from Campbell                                                        9,058                    -
Allowances for cash discounts and bad debts                                           (5,055)                (5,241)
--------------------------------------------------------------------------------------------------------------------
                                                                                     101,191                 94,166
Other                                                                                 26,453                 15,510
--------------------------------------------------------------------------------------------------------------------
  Total                                                                         $    127,644             $  109,676
====================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL                       VLASIC FOODS INTERNATIONAL
STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
(in thousands, except per share data)

14.  INVENTORIES

                                                                       1998              1997
------------------------------------------------------------------------------------------------
Raw materials, containers and supplies                              $  52,074         $  54,828
Finished goods                                                        144,044           129,088
------------------------------------------------------------------------------------------------
                                                                      196,118           183,916
Less: Adjustment to LIFO basis                                        (12,355)          (20,064)
------------------------------------------------------------------------------------------------
  Total                                                             $ 183,763         $ 163,852
================================================================================================


     Inventories for which the LIFO method of determining cost is used represented approximately 62% of inventories in 1998 and 1997.


15.  OTHER CURRENT ASSETS

                                                                       1998               1997
-------------------------------------------------------------------------------------------------
Prepaid expenses                                                  $     6,029        $    4,448
Deferred taxes                                                         18,058             7,347
Other                                                                   1,113               544
-------------------------------------------------------------------------------------------------
  Total                                                           $    25,200        $   12,339
=================================================================================================

16.  PLANT ASSETS

                                                                        1998              1997
-------------------------------------------------------------------------------------------------
Land                                                              $    16,615        $   19,715
Building                                                              294,224           291,127
Machinery and equipment                                               538,228           510,283
Projects in progress                                                   28,063            43,961
-------------------------------------------------------------------------------------------------
                                                                      877,130           865,086
Accumulated depreciation                                             (357,055)         (349,440)
-------------------------------------------------------------------------------------------------
  Total                                                           $   520,075        $  515,646
=================================================================================================


     Depreciation provided in costs and expenses was $42,387 in 1998, $42,044 in 1997 and $42,894 in 1996. Fiscal 1999 capital expenditures are not expected to exceed $50 million.

NOTES TO CONSOLIDATED FINANCIAL                       VLASIC FOODS INTERNATIONAL
STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
(in thousands, except per share data)

17.  OTHER ASSETS, PRINCIPALLY INTANGIBLE ASSETS

                                                                                                     1998             1997
------------------------------------------------------------------------------------------------------------------------------
Purchase price in excess of net assets of businesses acquired (goodwill)                         $    41,771      $    53,977
Trademarks                                                                                            19,850           14,000
Other intangibles                                                                                     36,920           36,920
------------------------------------------------------------------------------------------------------------------------------
                                                                                                      98,541          104,897
Accumulated amortization                                                                             (21,106)         (21,522)
------------------------------------------------------------------------------------------------------------------------------
Total intangible assets                                                                               77,435           83,375
Other assets                                                                                           8,823              811
------------------------------------------------------------------------------------------------------------------------------
  Total                                                                                          $    86,258      $    84,186
==============================================================================================================================

18.  PAYABLES TO SUPPLIERS AND OTHERS

                                                                                                       1998            1997
------------------------------------------------------------------------------------------------------------------------------
Trade payables                                                                                   $    94,053      $    95,684
Payable to Campbell, net                                                                              19,287              -
Book overdrafts                                                                                        7,870           27,417
------------------------------------------------------------------------------------------------------------------------------
  Total                                                                                          $   121,210      $   123,101
==============================================================================================================================

     On a temporary transition basis, Campbell pays certain bills for Vlasic and is subsequently reimbursed by Vlasic. Book overdrafts represent outstanding checks in excess of funds on deposit.

19.   ACCRUED LIABILITIES


                                                                                                      1998             1997
------------------------------------------------------------------------------------------------------------------------------
Employee compensation and benefits                                                               $    21,671      $    23,788
Marketing                                                                                             16,778           32,105
Restructuring                                                                                         24,734            9,834
Interest                                                                                               2,874              -
Other                                                                                                 27,273           23,187
------------------------------------------------------------------------------------------------------------------------------
  Total                                                                                          $    93,330      $    88,914
==============================================================================================================================

20.  OTHER LIABILITIES

                                                                                                      1998              1997
------------------------------------------------------------------------------------------------------------------------------
Postretirement benefits                                                                         $     32,493      $       -
Deferred compensation                                                                                  7,721            8,137
Postemployment benefits                                                                                6,834            3,400
------------------------------------------------------------------------------------------------------------------------------
  Total                                                                                         $     47,048      $    11,537
==============================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL                       VLASIC FOODS INTERNATIONAL
STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
(in thousands, except per share data)

21.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                               Fiscal Year
Type                                                                            Maturity           Rate             1998
----------------------------------------------------------------------------------------------------------------------------

Bank borrowings                                                                   2003             6.45%         $  557,000
Other                                                                             2000             7.72%              1,491
Capital lease obligations                                                       Various           Various               382
----------------------------------------------------------------------------------------------------------------------------
  Total                                                                                                          $  558,873
============================================================================================================================


     As of the spin-off, Vlasic assumed $500 million of borrowings outstanding under a five-year $750 million unsecured revolving credit facility. At August 2, 1998, $557 million was outstanding under the credit facility. The Company's policy is to classify borrowings under the revolving credit facility as long-term debt since the Company has the ability under its credit agreement, and the intent, to maintain these obligations for longer than one year.

     In the 1998 third quarter 10-Q the Company indicated it did not expect to be in compliance with certain financial ratio requirements as of the fiscal year ending August 2, 1998 due to higher than anticipated transition charges and lower than anticipated projected earnings. Prior to August 2, 1998, the Company received a unanimous waiver from the revolving credit facility bank syndicate covering the particular financial ratios. The waiver was designed to permit the Company and the bank syndicate time to reach agreement on an amendment to the revolving credit facility. The waiver period is effective until November 1, 1998. The waiver required the payment of a fee, an increase in both the interest rate and facility fee paid to the banks, and limits on the amount of permissible borrowings under the facility and total borrowings. A covenant for the waiver period was established for minimum net worth. The Company is in compliance with the waiver's requirements.

     All banks participating in the revolving credit facility have accepted the amendment's basic term sheet. The amendment term sheet converts $100 million of the revolving credit facility to a term loan having the same terms and maturities as the revolving credit facility, and adjusts the financial ratios creating financial flexibility. The amendment term sheet:

-    requires the payment of a fee to the bank group,

- increases both the interest rate and facility fee paid to the banks effective October 1, 1998,

-    creates incentives for the Company to issue longer term debt,

- imposes additional covenants, including, but not limited to, the mandatory repayment of debt and the reduction of the commitment upon the sale of assets and equity or incurrence of debt,

-    limits capital spending and restricts dividends and investments.

     The Company is also pledging certain assets to secure the bank indebtedness, which will be released upon attainment of certain credit rating criteria. The amendment reduces the total size of the credit facility from $750 million (limited to $625 million during the waiver period) to $650 million, as the Company does not anticipate requiring the additional liquidity.

NOTES TO CONSOLIDATED FINANCIAL                       VLASIC FOODS INTERNATIONAL
STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
(in thousands, except per share data)

22.  FINANCIAL INSTRUMENTS

     The Company utilizes derivative financial instruments to enhance its ability to manage risks, including interest rate and foreign currency, which exist as part of its ongoing business operations. The Company does not enter into contracts for speculative purposes, nor is it a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines.

     The Company finances most its operations through debt instruments primarily consisting of bank loans. The Company utilizes interest rate swap agreements to reduce the potential exposure to interest rate movements and to achieve a desired proportion of variable versus fixed rate debt. The amounts paid or received on hedges related to debt are recognized as an adjustment to interest expense. The notional amounts of interest rate swaps were $150 million at August 2, 1998. The cost to settle the swaps was $0.4 million at August 2, 1998.

     The Company has a forward starting swap contract with a 10 year maturity and a notional amount of $50 million which hedges a portion of the interest rate risk associated with the planned issuance of longer term debt in fiscal 1999. The amounts paid or received on hedges related to the planned debt issuance will be recognized as an adjustment to interest expense. The forward starting swap will start in fiscal 1999 and had a market value of $0.1 million as of August 2, 1998.

     The Company utilizes foreign currency exchange contracts, including swap and forward contracts, to hedge existing foreign currency exposures. Foreign exchange gains and losses on derivative financial instruments are recognized and offset foreign exchange gains and losses on the underlying exposures. A mix of equity and local currency borrowing is used to finance foreign operations. At August 2, 1998, the Company also had contracts to purchase or sell approximately $1.4 million in foreign currency. The contracts are primarily for the Company's German Kattus operation which buys products from various foreign entities. The contracts all mature in 1999.

     The Company is exposed to credit loss in the event of nonperformance by the counterparties in swap and forward contracts. The Company minimizes its credit risk on these transactions by only dealing with leading, credit-worthy financial institutions having long-term credit ratings of "A" or better and, therefore, does not anticipate non-performance. In addition, the contracts are distributed among several financial institutions, thus minimizing credit risk concentration.

     The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable, and short-term and long-term debt approximate fair value.


23.    STOCK OPTIONS AND RESTRICTED STOCK

     In connection with the spin-off from Campbell, Vlasic adopted the Vlasic Foods Long-Term Incentive Plan (the Plan). Vlasic's employees who held vested Campbell stock options as of the spin-off retained Campbell options to purchase Campbell's capital stock in accordance with the grants' original terms and conditions as long as they remain employees of Vlasic, except that the number of options and exercise price were adjusted to preserve the inherent economic value of the options taking into account the spin-off. Stock options held by Vlasic employees which were not vested were converted into options to purchase Vlasic stock. For each Campbell option that was converted to a Vlasic option, the number of options and exercise price were converted based upon a formula that preserved the inherent economic value and vesting and term provisions of original Campbell options.

NOTES TO CONSOLIDATED FINANCIAL                       VLASIC FOODS INTERNATIONAL
STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
(in thousands, except per share data)

     Under the Plan restricted stock and stock options may be granted to certain officers and key employees. The Plan authorizes the issuance of up to 5.8 million shares of Vlasic common stock pursuant to the exercise of nonqualified stock options. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than ten years after the date of grant. Options vest over a three-year period. Vlasic's officers and key employees participate in this plan.

     Vlasic accounts for the stock option grants and restricted stock awards in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense has been recognized in the Statements of Earnings because options are granted at a price not less than the fair value of the shares on the date of the grant. In 1997, Vlasic adopted the disclosure provisions of FASB Statement of Financial Accounting Standards No.123 (SFAS 123) - "Accounting for Stock-Based Compensation."

     Had the compensation cost for the stock option plan been determined based on the fair value at the grant dates for awards under the plan, consistent with the alternative method set forth under SFAS 123, Vlasic's net earnings would have been changed to the pro forma (for the purpose of applying SFAS 123) amounts set forth below:


                                                                                                         1998
----------------------------------------------------------------------------------------------------------------
Reported net loss                                                                                     $  (6,399)
Pro forma (for the purpose of applying SFAS 123) net loss                                             $  (8,843)
Reported loss per share                                                                               $   (0.14)
Pro forma (for the purpose of applying SFAS 123) loss per share                                       $   (0.19)

    The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998:

                                                                                                          1998
----------------------------------------------------------------------------------------------------------------
Risk-free interest rate                                                                                     5.6%
Expected life of option                                                                                  6 years
Expected volatility of Vlasic stock                                                                        27.0%
Expected dividend yield on Vlasic stock                                                                       0%

      The weighted-average fair value of options granted during 1998 is as follows:

                                                                                                         1998
----------------------------------------------------------------------------------------------------------------
Fair value of each option granted                                                                     $     8.72
Number of options granted                                                                                  1,665
----------------------------------------------------------------------------------------------------------------
Total fair value of all options granted                                                               $   14,519
================================================================================================================

     In accordance with SFAS 123, the weighted-average fair value of stock options granted is required to be based on a theoretical statistical model in accord with assumptions noted above. In actuality, because employee stock options do not trade on a secondary exchange, employees receive no benefit and derive no value from holding stock options under these plans without an increase in the market price of Vlasic stock.

NOTES TO CONSOLIDATED FINANCIAL                       VLASIC FOODS INTERNATIONAL
STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
(in thousands, except per share data)

     The following table summarizes the stock option transactions under the Vlasic incentive plan:

                                                                                                                 Weighted
                                                                                                                  Average
                                                                                                                 Exercise
                                                                                             Shares                Price
-------------------------------------------------------------------------------------------------------------------------
Converted from Campbell as of the spin-off date, March 30, 1998                              2,287             $   15.02
   Granted                                                                                   1,665                 22.66
   Exercised                                                                                   (33)                12.87
-------------------------------------------------------------------------------------------------------------------------
Outstanding, August 2, 1998                                                                  3,919             $   18.29
=========================================================================================================================

     The following table summarizes information for options currently outstanding at August 2, 1998:

                                                Options Outstanding                   Exercisable Options
                                      ------------------------------------------    ------------------------
                                                    Weighted           Weighted                    Weighted
                                                     Average            Average                     Average
Range of                                            Remaining          Exercise                    Exercise
Prices                                Shares           Life              Price      Shares          Price
--------------------------------------------------------------------------------    ------------------------
$9.71-13.70                           1,488           8 yrs           $    12.99      680         $    12.34
$17.13-19.87                            766           9 yrs                19.06      227              19.07
$19.91-22.94                          1,665           10 yrs               22.66
------------------------------------------------------------------------------------------------------------
$9.71-22.94                           3,919           9 yrs           $    18.29      907         $    14.03
============================================================================================================


     Restricted stock. In connection with the separation of Vlasic from Campbell, restricted stock on which the earnings-based restriction period ends in 1998 will be issued in the form of Campbell stock. Restricted stock for Vlasic's employees with an earnings-based restriction period ending in 2000 were canceled.




24.  STATEMENTS OF CASH FLOW


                                                       1998              1997            1996
------------------------------------------------------------------------------------------------
Interest paid                                       $   10,572        $    1,600      $    1,071
Interest received                                   $      388        $      588      $      329
Income taxes paid                                   $   23,079        $   28,276      $   40,091

NOTES TO CONSOLIDATED FINANCIAL                       VLASIC FOODS INTERNATIONAL
STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
(in thousands, except per share data)

25.  QUARTERLY DATA (UNAUDITED)


                                                                                    1998
                                                            First         Second           Third           Fourth
----------------------------------------------------------------------------------------------------------------------
Net sales                                                $  347,852    $   375,317     $   320,694       $   313,411
Cost of products sold                                    $  251,340    $   267,884     $   231,457       $   227,344
Net earnings (loss)                                      $   16,073    $    18,238     $   (16,598)      $   (24,112)

Earnings per share basic                                 $     0.35    $      0.40     $     (0.37)      $    (0.53)
Earnings per share basic assuming dilution               $     0.35    $      0.40     $     (0.37)(1)   $    (0.53)(1)

Market price
  High                                                                                       26 5/8       24   9/16
  Low                                                                                        21 7/8       16   9/16

(1)   Excludes potentially dilutive shares as the result would be antidilutive.

     Net earnings (loss) includes the impact of special charges totaling $42.5 million before taxes or $.80 per share as follows: the impairment loss on assets held for sale of $14.4 million or $.32 in the fourth quarter and year ended fiscal 1998 and a restructuring charge of $28.1 million before tax, $21.8 million after tax or $.48 per share, in the third quarter and year ended fiscal 1998.

                                                                                   1997
                                                          First           Second          Third            Fourth
---------------------------------------------------------------------------------------------------------------------
Net sales                                               $  365,316      $  384,860      $  357,152      $  400,957
Cost of products sold                                   $  258,518      $  272,478      $  248,967      $  268,470
Net earnings                                            $    9,807      $   19,708      $   16,560      $   32,065


     First quarter 1997 includes after-tax restructuring charges of $7,757. Fourth quarter 1997 includes 14 weeks. See Note 2.

     Net earnings per share calculations for each of the quarters are based on the average shares outstanding for each period; consequently, the sum of the quarters may not necessarily be equal to the full year net earnings per share amount.

REPORT OF MANAGEMENT

--------------------------------------------------------------------------------

     The accompanying financial statements have been prepared by Vlasic management in conformity with generally accepted accounting principles to reflect the financial position of the Company and its operating results. Financial information appearing throughout this Annual Report is consistent with that in the financial statements. Management is responsible for the information and representations in such financial statements, including the estimates and judgements required for their preparation.

     In order to meet its responsibility, management maintains a system of internal controls designed to assure that assets are safeguarded and that financial records properly reflect all transactions. The Company also maintains an auditing function to periodically evaluate the adequacy and effectiveness of such internal controls, as well as the Company's administrative procedures and reporting practices.

     The report of PricewaterhouseCoopers LLP, the Company's independent accountants, covering their audit of the financial statements, is included in this Annual Report. Their independent audit of the Company's financial statements includes a review of the system of internal accounting controls to the extent they consider necessary to evaluate the system as required by generally accepted auditing standards. The Company's internal auditors report directly to the Audit Committee of the Board of Directors, which is composed entirely of Directors who are not officers or employees of the Company.

     The Audit Committee meets periodically with the internal auditors, other management personnel, and the independent accountants. The independent accountants and the internal auditors have had, and continue to have, direct access to the Audit Committee without the presence of other management personnel, and have been directed to discuss the results of their audit work and any matters they believe should be brought to the Committee's attention.


           Robert F. Bernstock                         William R. Lewis
              President and                           Vice President and                           Joseph Adler
         Chief Executive Officer                   Chief Financial Officer                 Vice President - Controller

September 16, 1998

REPORT OF INDEPENDENT ACCOUNTANTS

--------------------------------------------------------------------------------


To the Board of Directors and Shareowners of Vlasic Foods International Inc.

In our opinion, the consolidated financial statements appearing on pages 25 through 45 of this Annual Report present fairly, in all material respects, the financial position of Vlasic Foods International Inc. and its subsidiaries at August 2, 1998 and August 3, 1997, and the results of their operations and their cash flows for each of the three years in the period ended August 2, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 12 to the financial statements, the Company changed its method of accounting for business process reengineering costs in 1998.


PRICEWATERHOUSECOOPERS LLP


Philadelphia, Pennsylvania
September 16, 1998

SELECTED FINANCIAL DATA                               VLASIC FOODS INTERNATIONAL

Fiscal Year                                 1998(1)        1997(2)(3)       1996(4)           1995             1994       1993(5)
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands except per share amounts)

STATEMENT OF EARNINGS DATA:
Net sales                               $ 1,357,274      $ 1,508,285    $ 1,498,967     $  1,504,318    $ 1,320,632    $ 1,340,531
Earnings (loss) before cumulative
  effect of accounting change                (5,799)          78,140         60,867           70,982         53,277          2,188
Cumulative effect of accounting
  change                                       (600)             -              -                -              -          (39,500)
Net earnings (loss)                          (6,399)          78,140         60,867           70,982         53,277        (37,312)
Earnings (loss) per share basic(6)      $     (0.14)
Weighted average shares
  outstanding - basic                        45,458
Earnings (loss) per share assuming
  dilution(6)                           $     (0.14)
Weighted average shares
  outstanding assuming dilution              45,458(8)

BALANCE SHEET DATA:
Total assets                            $   959,273      $   895,108    $   923,331     $    923,659    $   855,411    $   854,391
Long-term debt(7)                           558,873            2,252          3,166            3,591         12,226         15,648
Shareowners' equity(7)                      106,604          632,298        659,866          693,736        615,267        559,496


(1) Includes after-tax special charges of $36,220, or $0.80 per share, consisting of restructuring charges of $21,820 and an impairment loss of $14,400. Also includes the cumulative effect of a change in accounting principle for business process engineering costs of $600 or $0.01 per share.
(2) Fiscal 1997 includes 53 weeks compared to 52 weeks in fiscal 1998 and fiscal 1993 through fiscal 1996.
(3)   Includes after-tax restructuring charges of $7,757.
(4)   Includes after-tax restructuring charges of $22,842.
(5) Includes after-tax restructuring charges of $56,358. Also includes the cumulative effect of change in accounting principle for postemployment costs, postretirement and income taxes.
(6) Per share data for years prior to 1998 have not been presented because Vlasic was not a publicly held company.
(7) At the March 30, 1998 spin-off, Vlasic assumed $500 million of long-term debt from Campbell.
(8)   Excludes potentially dilutive shares as the result would be antidilutive.