Form 10-K, Exhibit 13
period 1999-08-01
VLASIC FOODS INTERNATIONAL INC
filed 1999-10-15
CIK 1056312

FINANCIAL TABLE OF CONTENTS                    [VLASIC FOODS INTERNATIONAL LOGO]

--------------------------------------------------------------------------------


Management's Discussion and Analysis of Results of
     Operations and Financial Condition ..............................     10

Consolidated Statements of Earnings ..................................     23

Consolidated Balance Sheets ..........................................     24

Consolidated Statements of Cash Flows ................................     25

Consolidated Statements of Shareowners' Equity (Deficit) .............     26

Notes to Consolidated Financial Statements ...........................     27

Selected Financial Data ..............................................     43

Report of Management .................................................     44

Report of Independent Accountants ....................................     44


                                      (9)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF        [VLASIC FOODS INTERNATIONAL LOGO]
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION
--------------------------------------------------------------------------------

INTRODUCTION

     On March 30, 1998, Campbell Soup Company distributed one share of Vlasic common stock to shareowners of Campbell for every ten shares of Campbell capital stock held at the record date in a tax-free distribution (the "spin-off"). At the time of the spin-off, we began operations as a separate independent publicly-owned company. In connection with the spin-off, Campbell contributed the following businesses: Swanson frozen foods in the United States and Canada, Vlasic pickles, Open Pit barbecue sauce, Campbell mushrooms in the United States, Freshbake and non-branded frozen foods and SonA and Rowats pickles and beans in the United Kingdom, Swift and non-branded processed beef in Argentina and Kattus gourmet foods distribution in Germany. Our historical financial statements at dates and for periods ended prior to the date of the spin-off present the combined historical financial position, results of operations and cash flows of these businesses. We sold the Kattus business in January 1999 and sold our Argentine beef business, Swift-Armour, in July 1999. Prior to the spin-off, the businesses contributed by Campbell had been separately managed within multiple Campbell business divisions.

     In connection with the spin-off, we incurred debt of approximately $560 million under a five-year $750 million unsecured revolving credit facility, consisting of $500 million of indebtedness assumed from Campbell and $60 million incurred to repay certain intercompany payables representing advances from Campbell to subsidiaries of Vlasic. On a historical basis, we were not allocated any amount of Campbell's debt and our historical financial statements prior to the spin-off do not reflect the interest expense associated with the debt incurred in connection with the spin-off. Therefore, we believe that pro forma earnings, reflecting pro forma interest expense as if the spin-off had occurred at the beginning of fiscal 1998, provide more meaningful comparisons than our historical financial statements.

     Our results have also been affected to a significant extent by a number of unusual and special, cash and non-cash charges, including: (a) restructuring charges associated with the implementation of our strategies of reducing costs, improving operational efficiencies and divesting non-strategic assets; (b) duplicative expenses arising from transition service charges from Campbell for certain services (such as payroll, employee benefits administration, information technology, research and development, customer service and accounting services) which overlapped our internal expenses until the completion of our infrastructure; (c) costs incurred by us for the development of an independent information technology structure; (d) losses on the divestiture of the Kattus business and the divestiture of Swift-Armour in Argentina; and (e) tax on repatriation of foreign dividends.

     For periods prior to the spin-off, our historical financial statements reflect expenses allocated by Campbell for selling, general and administrative services (including finance, legal, information technology, research and development, benefits, facilities and shared sales and distribution support). Such expenses were allocated based on net sales, utilization or other methods. The allocated expenses for these services are not necessarily indicative of the expenses that we would have incurred had we been a separate, independent entity that managed these functions. As described above, Campbell had been providing certain of these services to us on a transitional basis after the spin-off. We have established a new corporate infrastructure to operate on a stand-alone basis, and as of April 1999 we had substantially completed all of the operating and management systems and capabilities necessary to handle internally the services that had previously been provided by Campbell.

     The discussion below summarizes the significant factors affecting our consolidated operating results, financial condition and liquidity for the fiscal years ended August 1, 1999, August 2, 1998 and August 3, 1997. The results of operations for the periods prior to the spin-off may not necessarily be indicative of the results of operations that would have occurred if we had operated as an independent company prior to the spin-off and are not necessarily indicative of our future performance. The following discussion of results of operations and liquidity and capital resources should be read in conjunction with our historical consolidated financial statements and the related accompanying notes. Unless otherwise noted, fiscal years in the discussion below refer to our fiscal years ended on the Sunday closest to July 31. There were 52 weeks in fiscal 1999 and fiscal 1998 and 53 weeks in fiscal 1997.


                                      (10)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF        [VLASIC FOODS INTERNATIONAL LOGO]
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (continued)
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

OVERVIEW

     Net sales for the fiscal year ended August 1,1999 were $1.3 billion, a decrease of 3.6% from net sales of $1.4 billion for the fiscal year ended August 2, 1998. Excluding sales from the divested Kattus and Swift-Armour businesses, net sales were even in fiscal 1999 compared to fiscal 1998.

     Net loss for fiscal 1999 was $(126.3) million compared to $(6.4) million for fiscal 1998. Included within this fiscal 1999 net loss were the following special items and one-time costs:

     - Divestitures. The $137.7 million non-cash loss associated with the divestiture of our Swift-Armour Argentine beef business partially offset by the $3.2 million gain on the divestiture of our Kattus business ($14.4 million impairment loss recorded in fiscal 1998);

     - Restructuring. The third quarter fiscal 1999 restructuring charge of $3.0 million pertaining to the closure of the Dublin, Georgia mushroom farm and the fourth quarter fiscal 1999 restructuring charge of $1.0 million related to administrative staff reductions in the United Kingdom, partially offset by a $3.2 million benefit (recognized in the third quarter of fiscal 1999) from completion of the fiscal 1998 restructuring program at amounts less than originally planned;

     - Dividend Repatriation. The third quarter fiscal 1999 income tax charge of $7.0 million for the impact of the repatriation of foreign dividends; and

     - One-Time Costs. One-time costs of $7.0 million ($4.4 million after tax) for duplicative administrative transition costs and costs related to the development of our information technology infrastructure.

     The historical financial statements for fiscal 1998 reflected minimal interest expense prior to the spin-off, as there was no allocation of interest expense on Campbell's net investment. Subsequent to the spin-off, interest expense included interest on the debt assumed from Campbell as well as the debt related to the increase in working capital. We believe that pro forma earnings, reflecting pro forma interest expense for the spin-off, provide more meaningful comparisons. Assuming that the spin-off had been consummated as of the beginning of fiscal 1998, pro forma net interest expense would have been approximately $38.6 million for fiscal 1998.

     Excluding the special items, one-time costs and tax impact of repatriated dividends described above, net earnings for fiscal 1999 were $20.4 million, or $0.45 per diluted share. On a comparable basis, excluding special items of $42.5 million ($36.2 million net of tax) and one-time costs of $17.5 million ($11.2 million net of tax) recorded during fiscal 1998, pro forma net earnings, as adjusted for interest expense, were $23.7 million, or $0.51 per diluted share.

     Net sales for the fiscal year ended August 2, 1998 were $1.4 billion, a decrease of 10.0% from net sales of $1.5 billion for the fiscal year ended August 3, 1997 (or down 8.3% from fiscal 1997 on a comparable 52 week basis). The net loss of $(6.4) million for fiscal 1998 represented an $84.5 million decrease in net earnings from fiscal 1997. The fiscal 1998 net loss included:

     - Divestiture. The fourth quarter fiscal 1998 special charge of $14.4 million (or $0.32 per share) for the impairment loss on assets of the Kattus business in Germany (with no associated tax benefit);

     - Restructuring. The third quarter fiscal 1998 restructuring charge of $28.1 million ($21.8 million after tax or $0.48 per share); and

     - One-Time Costs. Several unusual and transition charges totaling $17.5 million ($11.2 million after tax or $0.24 per share), including start-up costs associated with new technology at our Vlasic pickle production facilities; marketing costs in the Kattus business relating to the stimulation of demand that was required as a result of significant disruptions caused by information systems implementation issues during 1996; costs incurred in the development of an independent information technology capability; and internal expenses arising from transition service charges from Campbell for certain services which overlapped internal expenses incurred by us as we completed our infrastructure.


                                      (11)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF        [VLASIC FOODS INTERNATIONAL LOGO]
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (continued)
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS

     The following table sets forth certain items in our consolidated statements of earnings as percentages of our net sales for the fiscal years indicated:

                                                1999        1998         1997
                                               ------      ------       ------
Net sales                                      100.0%       100.0%       100.0%
                                               ------      ------       ------

Cost of products sold                           70.6%        72.0%        69.5%
Marketing and selling expenses                  18.7%        18.1%        17.7%
Administrative expenses                          4.8%         4.7%         3.5%
Research and development expenses                0.6%         0.6%         0.6%
Other expense (income)                           0.1%        (0.2%)        0.2%
Special items                                   10.3%         3.1%         0.8%
                                               ------      ------       ------
   Total costs and expenses                    105.1%        98.3%        92.3%
                                               ------      ------       ------
Earnings (loss) before interest and taxes       (5.1%)        1.7%         7.7%
                                               ======      ======       ======


FISCAL YEAR ENDED AUGUST 1, 1999 COMPARED TO FISCAL YEAR ENDED AUGUST 2, 1998

     NET SALES. Net sales of $1.3 billion in fiscal 1999 decreased 3.6% from net sales of $1.4 billion for fiscal 1998. Excluding sales from the divested Kattus and Swift-Armour businesses, net sales were even in fiscal 1999 compared to fiscal 1998. Our core U.S. Swanson and Vlasic businesses experienced an increase in net sales of approximately 2.2% and 7.4%, respectively, from the prior year, while our international business in the United Kingdom suffered an overall decline in net sales year on year.

     COST OF PRODUCTS SOLD. Cost of products sold as a percentage of net sales decreased to 70.6% in fiscal 1999 compared to 72.0% in fiscal 1998 resulting primarily from lower cattle costs in Argentina in fiscal 1999 and cost savings in the Swanson and Vlasic plants, which were partially offset by poor yields and higher costs at our mushroom farms.

     MARKETING AND SELLING EXPENSES. Marketing and selling expenses as a percentage of net sales increased in fiscal 1999 to 18.7% from 18.1% in fiscal 1998. This increase was predominately caused by an increase in advertising and greater trade spending resulting from heavier promotions and new product introductions such as Vlasic Hamburger Stackers and the relaunch of the Swanson frozen fried chicken line. Partially offsetting this increase was lower selling costs in fiscal 1999 compared to fiscal 1998.

     ADMINISTRATIVE EXPENSES. Administrative expenses as a percentage of net sales increased slightly in fiscal 1999 to 4.8% from 4.7% in fiscal 1998. Increased expenses as we reached a completed infrastructure staffing level were mostly offset by a significant reduction in incentive based programs.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses as a percentage of net sales remained unchanged in fiscal 1999 compared to fiscal 1998.

     OTHER EXPENSE (INCOME). Other expense in fiscal 1999 is principally goodwill amortization. Other income in fiscal 1998 included a gain on a fire insurance settlement, which was partially offset by expenses pertaining to a Campbell-related long term incentive program that ended in fiscal 1998.


                                      (12)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF        [VLASIC FOODS INTERNATIONAL LOGO]
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (continued)
--------------------------------------------------------------------------------

     SPECIAL ITEMS. During fiscal 1999, special items of $135.3 million were recorded which included the following:

     - the $137.7 million non-cash loss associated with the divestiture of our Swift-Armour Argentine beef business partially offset by the $3.2 million gain on the divestiture of our Kattus business; and

     - the third quarter fiscal 1999 restructuring charge of $3.0 million pertaining to the closure of the Dublin, Georgia mushroom farm and the fourth quarter fiscal 1999 restructuring charge of $1.0 million related to administrative staff reductions in the United Kingdom, partially offset by a $3.2 million benefit (recognized in the third quarter of fiscal 1999) from completion of the fiscal 1998 restructuring program at amounts less than originally planned.

     During fiscal 1998, special items of $42.5 million were recorded which included the third quarter fiscal 1998 restructuring charges of $28.1 million ($21.8 million after tax) and the fourth quarter fiscal 1998 impairment loss of $14.4 million related to the Kattus business. Special items are more fully described below under the heading "Special Items."

     EARNINGS (LOSS) BEFORE INTEREST AND TAXES. The loss before interest and taxes in fiscal 1999 was $(66.7) million compared to earnings before interest and taxes of $22.6 million in fiscal 1998. Excluding the fiscal 1999 and 1998 special items discussed above, earnings before interest and taxes were $68.6 million, or 5.2% of net sales, in fiscal 1999, compared to earnings before interest and taxes of $65.1 million, or 4.8% of net sales in fiscal 1998. The net increase from fiscal 1998 was driven by:

     - improvements in Argentine cattle costs experienced in fiscal 1999 compared to fiscal 1998;

     -    lower incentive based expenses in fiscal 1999; and

     - reduction of the one-time costs from $17.5 million incurred in fiscal 1998 to $7.0 million in fiscal 1999.

     These increases were partially offset by:


     -    increased marketing and advertising costs in fiscal 1999; and

     - poor yields, higher costs and reduced contract sales at our mushroom farms.

     INTEREST EXPENSE, NET. Interest expense, net, for fiscal 1999 was $43.8 million. The historical financial statements for fiscal 1998 reflected minimal interest expense prior to the spin-off as there was no allocation of interest expense on Campbell's net investment. Subsequent to the spin-off, interest expense included interest on the $500 million of debt assumed from Campbell as well as the $60 million incurred to repay certain intercompany payables representing advances from Campbell to Vlasic's subsidiaries. We believe that pro forma earnings, reflecting pro forma interest expense for the spin-off, provide more meaningful comparisons. Assuming that the spin-off had been consummated as of the beginning of fiscal 1998, pro forma net interest expense would have been approximately $38.6 million for fiscal 1998. We incurred higher interest expense in fiscal 1999 as a result of certain costs related to our recently amended bank facility, higher average debt balance and higher interest rates.

     TAXES ON EARNINGS. Included in taxes on earnings for fiscal 1999 was $7.0 million for the impact of the repatriation of foreign dividends. Excluding the impact of our special items and the $7.0 million tax charge related to dividend repatriation, the effective tax rate was 35.5% in fiscal 1999. For fiscal year 1998, we had an effective tax rate of 41.5% excluding special items. The fiscal 1999 tax rate was lower than the fiscal 1998 tax rate principally due to losses in Germany for which no tax benefit was available in fiscal 1998.

     CUMULATIVE EFFECT OF ACCOUNTING CHANGE. In the second quarter of fiscal 1998, we recorded the cumulative effect of an accounting change of a charge of $0.6 million, after tax, for the adoption of the Emerging Issues Task Force
(EITF) Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation."


                                      (13)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF        [VLASIC FOODS INTERNATIONAL LOGO]
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (continued)
--------------------------------------------------------------------------------

FISCAL YEAR ENDED AUGUST 2, 1998 COMPARED TO FISCAL YEAR ENDED AUGUST 3, 1997

     NET SALES. Net sales of $1.4 billion in fiscal 1998 decreased 10.0% from net sales of $1.5 billion for fiscal 1997 (down 8.3% from fiscal 1997 on a comparable 52 week basis). The sales decrease was primarily due to lower sales in the Swanson U.S. frozen food and Vlasic pickle businesses. The decreased volumes were driven about equally by a reduction of retail inventories in connection with our efforts to align shipments with consumption and by reduced consumption driven by a lack of product innovation and advertising support. Declines in exports from Swift-Armour as well as the United Kingdom frozen and the Kattus businesses contributed to the decline in net sales.

     COST OF PRODUCTS SOLD. Cost of products sold as a percentage of net sales increased by 2.5 points to 72.0% in fiscal 1998, up from 69.5% in fiscal 1997, as a result of the highest cattle costs in over a decade in Argentina and start-up costs associated with new technology at the pickle plants and lower absorption of fixed costs, offset by benefits of continuing manufacturing efficiency programs.

     MARKETING AND SELLING EXPENSES. Marketing and selling expenses as a percentage of net sales increased in fiscal 1998 to 18.1% from 17.7% in fiscal 1997, principally due to increased selling expense for Swanson U.S. frozen food.

     ADMINISTRATIVE EXPENSES. Administrative expenses as a percentage of net sales increased to 4.7% in fiscal 1998 from 3.5% in fiscal 1997, as a result of duplicative transition related costs and initial costs related to the development of our information technology infrastructure.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses as a percentage of net sales were unchanged in fiscal 1998 compared to fiscal 1997.

     OTHER EXPENSE (INCOME). Other income in fiscal 1998 was $2.9 million compared to $2.4 million of other expense in fiscal 1997. The variance was principally attributable to reduced expense associated with the Campbell long-term incentive plan. Fiscal 1998 was the last year which included charges from this plan.

     SPECIAL ITEMS. Restructuring charges and impairment losses of $42.5 million ($36.2 million after tax) were recorded in fiscal 1998 and restructuring charges of $12.6 million ($7.8 million after tax) were recorded in fiscal 1997. These charges are described below under "Special Items."

     EARNINGS (LOSS) BEFORE INTEREST AND TAXES. Earnings before interest and taxes as a percentage of net sales were 1.7% in fiscal 1998 compared to 7.7% in fiscal 1997. Excluding the restructuring charges and the impairment loss described below under "Special Items," earnings before interest and taxes would have been 4.8% of net sales in fiscal 1998 compared to 8.6% in fiscal 1997. The decrease was primarily driven by:

     - lower consumption linked to lack of innovation and advertising support;

     -    the alignment of shipments with consumption;

     -    higher cattle costs in Argentina;

     - fiscal year 1998 operating losses of $6.7 million in the Kattus business; and

     - several unusual and transition charges totaling $17.5 million ($11.2 million after tax).

     The unusual and transition charges described above included $7.3 million of start-up costs associated with new technology at our Vlasic pickle production facilities; $1.0 million of marketing costs in the Kattus business relating to the stimulation of demand that was required as a result of significant disruptions caused by an information systems conversion during 1996; and $9.2 million for costs incurred in the development of an independent information technology capability and duplicative expenses arising from transition service charges from Campbell for certain services (such as payroll, employee benefits administration, information technology, research and development, customer service and accounting services) which overlapped expenses incurred by us as we completed our infrastructure.


                                      (14)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF        [VLASIC FOODS INTERNATIONAL LOGO]
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (continued)
--------------------------------------------------------------------------------

     INTEREST EXPENSE. Our historical financial statements reflected minimal interest expense prior to the spin-off as there was no allocation of interest expense on Campbell's net investment. Subsequent to the spin-off, interest expense included interest on the $500 million of debt assumed from Campbell as well as the $60 million incurred to repay certain intercompany payables representing advances from Campbell to Vlasic's subsidiaries. We believe that pro forma earnings, reflecting pro forma interest expense for the spin-off, provide more meaningful comparisons. Assuming that the spin-off had been consummated as of the beginning of fiscal 1997, pro forma net interest expense would have been approximately $38.6 million for fiscal 1998 and approximately $40.1 million for fiscal 1997.

     TAXES ON EARNINGS. Excluding the restructuring charges and impairment loss described below under "Special Items," the effective tax rates would have been 41.5% and 33.0% for fiscal 1998 and fiscal 1997, respectively. The higher tax rate in fiscal 1998 was driven by losses in Germany which generated no tax benefit and lower earnings in Argentina where the effective tax rates were reduced by export rebates and other tax incentives which lower taxable income.

     CUMULATIVE EFFECT OF ACCOUNTING CHANGE. Fiscal 1998 was also impacted by the second quarter fiscal 1998 cumulative effect of an accounting change of a charge of $0.6 million after tax for the adoption of EITF Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation."


SPECIAL ITEMS

     A special charge of $1 million was recorded in the fourth quarter of fiscal 1999 associated with administrative staff reductions in the United Kingdom. This restructuring program was designed to align fixed employee costs with the needs of the SonA and Freshbake businesses. Approximately 40 positions will be eliminated as part of this program. The $1 million charge represents severance and employee benefit costs that will be paid in cash. This restructuring program is expected to be completed by the third quarter of fiscal 2000.

     A special charge of $3 million was recorded in the third quarter of fiscal 1999 associated with the closure of the Dublin, Georgia mushroom farm. The farm was identified for closure due to the high costs of production and mechanical harvesting methodology that prevents it from producing high quality retail mushrooms. As part of the closure, approximately 70 people were terminated. The assets were written down to the estimated fair value less costs to sell. The $3 million cost of the program included $2.4 million of non-cash charges for losses on the disposition of plant assets and $0.6 million principally related to severance and employee benefit costs that will be paid in cash. This restructuring program is expected to be completed by the third quarter of fiscal 2000.

     As part of our portfolio reconfiguration program, during the third quarter of fiscal 1999 we entered into a divestiture agreement to sell our Argentine beef business, Swift-Armour. The sale closed in July 1999. The sale price was $85 million and the net proceeds were used to repay a portion of the indebtedness outstanding under our senior credit facility. The net charge to fiscal 1999 earnings related to this divestiture was $137.7 million. During the third quarter of fiscal 1999 we recorded as a special item a $140.0 million charge to reduce the carrying value of the Argentine beef assets held for sale to their fair value based on the estimated sale price less the estimated costs to sell. Since the assets were written-down to their estimated fair value and in accordance with accounting standards, we excluded $2.7 million of depreciation and amortization expense from fourth quarter fiscal 1999 earnings. Additionally in the fourth quarter of fiscal 1999, we recognized a $2.3 million benefit on the final closing of the sale as a Special item in the Statement of Earnings. The SAFRA trademark and equipment acquired during the second quarter of fiscal 1998 were included in the divestiture.

     Special items of $42.5 million ($36.2 million after tax) were recorded in fiscal 1998. A special charge of $28.1 million ($21.8 million after tax) was recorded in the third quarter of fiscal 1998 to cover the costs of a restructuring program. The restructuring program was designed to improve operational efficiency by exiting certain U.S. and European administrative offices and production facilities. The restructuring program provided for the reduction of our


                                      (15)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF        [VLASIC FOODS INTERNATIONAL LOGO]
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (continued)
--------------------------------------------------------------------------------

worldwide workforce by approximately 425 full-time administrative and operational positions. In September 1998 we sold our Peterlee frozen foods facility in the United Kingdom. Additionally during November 1998, we commenced closing our seasonal pickle plant in Bridgeport, Michigan. The plant employed approximately 25 full time workers and an additional 375 seasonal workers from May through September. The restructuring charge included approximately $11.6 million in cash charges primarily related to severance and employee benefit costs. The balance of the restructuring charge, amounting to $16.5 million, related to non-cash charges for losses on the disposition of plant assets. This program was completed during the third quarter of fiscal 1999. Third quarter fiscal 1999 results included a $3.2 million benefit recorded as a Special item in the Statement of Earnings to reverse the remaining unutilized restructuring charge. The fiscal 1998 restructuring program resulted in approximately $7 million in aggregate savings in fiscal 1999 primarily from reductions in plant overhead and depreciation and employee salaries and benefits.

     During the fourth quarter of fiscal 1998, we designed and began to implement a program to pursue asset reduction and cost improvement opportunities. As part of that plan, we decided to sell our Kattus business in Germany and began to actively seek buyers. The carrying value of the assets held for sale was reduced to fair value based on estimates of selling values less costs to sell. Fourth quarter fiscal 1998 earnings reflected a $14.4 million special charge (with no associated tax benefit) to reduce assets held for sale to fair value of which approximately $10 million represented a charge for goodwill impairment with the balance of the charge recorded against the other long-lived assets. In January 1999, we sold the business for a gain on sale of $3.2 million that is recorded on the Special items line of our Statement of Earnings in fiscal 1999.

     A special charge of $12.6 million ($7.8 million after tax) was recorded in the first quarter of fiscal 1997 to cover the costs of a restructuring program. The restructuring program was designed to improve our operational efficiency by closing various U.S. pickle facilities and reducing approximately 50 administrative and operational positions from the worldwide workforce. The fiscal 1997 restructuring charge included approximately $4.6 million in cash charges, primarily related to severance and employee benefit costs. The balance of the restructuring charge, amounting to $8.0 million, related to non-cash charges for losses on the disposition of plant assets. The program was completed during the first quarter of fiscal 1998. The fiscal 1997 restructuring program resulted in approximately $10 million in aggregate savings in fiscal 1997 and fiscal 1998 from reductions in employee salaries and benefits, plant overhead and depreciation.


RESULTS BY SEGMENT

     We group our businesses into three operating segments. The FROZEN FOODS SEGMENT consists of Swanson frozen foods in the United States and Canada and Freshbake frozen foods in the United Kingdom. The GROCERY PRODUCTS SEGMENT includes Vlasic retail and foodservice pickles and condiments in the United States, Open Pit barbecue sauce in the United States, SonA and Rowats pickles, canned beans and vegetables in the United Kingdom, the Kattus business in Germany (which was sold in January 1999) and Swift canned meat pates and other grocery products in Argentina (which was sold in July 1999). The AGRICULTURAL PRODUCTS SEGMENT includes the fresh mushroom business in the United States, chilled and frozen beef, frozen cooked beef and canned corned beef exported from Argentina (which was sold in July 1999) and contract manufacturing of frozen foodservice product for Campbell in the United States. These operating segments are managed as strategic units due to their distinct manufacturing processes, marketing strategies and distribution channels. Corporate expenses and assets have been allocated to the segments. Intersegment sales presented below as eliminations represent the sale of beef between the agricultural products segment and the frozen foods segment.


                                      (16)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF        [VLASIC FOODS INTERNATIONAL LOGO]
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (continued)
--------------------------------------------------------------------------------

     The following table sets forth certain segment information for the fiscal years indicated (in thousands):

                                              1999         1998         1997
                                           ----------   ----------   ----------
Net Sales
   Frozen Foods                            $  528,657   $  541,436   $  614,467
   Grocery Products                           452,623      477,395      538,684
   Agricultural Products                      334,059      347,872      366,113
   Eliminations                                (7,353)      (9,429)     (10,979)
                                           ----------   ----------   ----------
     Total                                 $1,307,986   $1,357,274   $1,508,285
                                           ==========   ==========   ==========

Earnings (Loss) Before Interest and Taxes
   Frozen Foods                            $   37,971   $   31,469   $   56,268
   Grocery Products                            46,149       (2,517)      49,513
   Agricultural Products                     (150,869)      (6,315)      10,846
                                           ----------   ----------   ----------
     Total                                 $  (66,749)  $   22,637   $  116,627
                                           ==========   ==========   ==========


FISCAL YEAR ENDED AUGUST 1, 1999 COMPARED TO FISCAL YEAR ENDED AUGUST 2, 1998

     Net sales of the frozen foods segment decreased 2.4% to $528.7 million in fiscal 1999 compared to fiscal 1998. A modest increase in Swanson U.S. customer sales, attributable to the re-launch of our fried chicken products and increased marketing efforts, was offset by substantial sales declines in the United Kingdom frozen foods business. The segment's earnings before interest and taxes were $38.0 million in fiscal 1999 compared to $31.5 million in fiscal 1998. Excluding the impact of special items recorded in fiscal 1999 and 1998, earnings before interest and taxes for the segment were $36.9 million and $41.2 million, respectively, a decrease of 10.5%. This change was driven primarily by lower volumes in the United Kingdom and Canada and increased advertising costs and trade spending associated with our U.S. Swanson business.

     Net sales of the grocery products segment decreased 5.2% to $452.6 million in fiscal 1999 compared to fiscal 1998. Excluding sales from the divested Kattus business and Swift-Armour retail business, net sales increased 4.2% in fiscal 1999 compared to fiscal 1998. This increase was primarily driven by increased sales in our core Vlasic pickles business. The segment's earnings before interest and taxes were $46.1 million for fiscal 1999 compared to a loss of $(2.5) million in fiscal 1998. Excluding the impact of special items in fiscal 1999 and 1998, earnings before interest and taxes for this segment were $41.8 million and $29.8 million, respectively, an increase of 40.3%. Excluding the results of the divested Kattus business and Swift-Armour retail business and special items, earnings before interest and taxes for this segment would have been $34.9 million in fiscal 1999 and $28.0 million in fiscal 1998, an improvement of 24.5%. This improvement was attributable to sales growth in our Vlasic pickles business in fiscal 1999 partially offset by greater marketing and advertising costs in fiscal 1999, and charges incurred in fiscal 1998 associated with start-up costs of new technology at our pickle plants.

     Net sales of the agricultural products segment decreased 4.0% to $334.1 million in fiscal 1999 compared to fiscal 1998 principally due to lower Swift-Armour export sales. Excluding sales for the divested Swift-Armour business, net sales decreased 2.6% in fiscal 1999 compared to fiscal 1998. The segment's loss before interest and taxes was $(150.9) million in fiscal 1999 compared to a loss of $(6.3) million in fiscal 1998. Excluding the impact of the special items recorded in fiscal 1999 and 1998, the loss before interest and taxes for the segment was $(10.1) million and $(5.9) million, respectively. This was predominately a result of significantly lower mushroom earnings in fiscal 1999 due to poor yields, higher costs and reduced contract sales.


                                      (17)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF        [VLASIC FOODS INTERNATIONAL LOGO]
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (continued)
--------------------------------------------------------------------------------

FISCAL YEAR ENDED AUGUST 2, 1998 COMPARED TO FISCAL YEAR ENDED AUGUST 3, 1997

     Net sales of the frozen foods segment decreased 11.9% in fiscal 1998 compared to fiscal 1997 (down 10.2% from fiscal 1997 on a comparable 52 week basis) to $541.4 million. The decrease was primarily driven by the lower Swanson U.S. volume related to aligning shipments with consumption as well as decreased consumption driven by lack of product innovation and lower advertising. Excluding the fiscal 1998 and 1997 restructuring charges, this segment's earnings before interest and taxes decreased 30.2%, driven by lower sales volumes.

     Net sales of the grocery products segment decreased 11.4% in fiscal 1998 compared to fiscal 1997 (down 9.7% from fiscal 1997 on a comparable 52 week basis) to $477.4 million. The decrease was primarily driven by lower Vlasic pickle volume related to aligning shipments with consumption as well as decreased consumption driven by lack of product innovation and lower advertising. This segment also experienced lower volume in the Kattus business and Argentina. Excluding the fiscal 1998 and 1997 restructuring charges and the 1998 impairment loss, this segment's earnings before interest and taxes decreased 49.8% in fiscal 1998 driven by the decline in sales, start-up costs associated with new technology at the pickle plants and an increase in German marketing costs.

     Net sales of the agricultural products segment decreased 5.0% in fiscal 1998 compared to fiscal 1997 (down 3.2% from fiscal 1997 on a comparable 52 week basis) to $347.9 million. This segment incurred a loss of $6.3 million in fiscal 1998 compared to earnings before interest and taxes of $10.8 million in fiscal 1997. The improvements in mushroom production costs in fiscal 1998 were not significant enough to offset the higher cattle costs in Argentina.


LIQUIDITY AND CAPITAL RESOURCES

     In connection with the spin-off, we incurred incremental debt of approximately $560 million under a five-year $750 million unsecured revolving credit facility, consisting of $500 million indebtedness assumed from Campbell and $60 million incurred to repay certain intercompany payables representing advances from Campbell to subsidiaries of Vlasic.

     We entered into an amended and restated credit agreement dated September 30, 1998 with various lenders providing for senior secured credit facilities. Effective June 9, 1999, we further amended our restated senior credit facility with Amendment No. 1 to the restated senior credit facility. The senior credit facility consists of (1) a senior secured term loan in a principal amount of $100 million and (2) senior secured revolving credit commitments providing for revolving loans, initially in the aggregate amount of up to $550 million. We are required to make mandatory prepayments on the senior credit facility and permanently reduce revolving credit commitments under certain circumstances, including upon certain asset sales, issuance of debt securities, issuance of equity securities and receipt of casualty proceeds which include property insurance proceeds and condemnation awards. At our option, subject to certain requirements, loans may be prepaid in whole or in part. As a result of the application of the net proceeds from the sale of senior subordinated notes and the divestiture of our Swift-Armour Argentine beef business, the amount available to be borrowed under the revolving credit commitments was permanently reduced to $279 million. Loans under the revolving credit commitments will be available at any time through the final maturity date of February 20, 2003 and the term loan matures on February 20, 2003. As of August 1, 1999, $107.1 million was available under the revolving credit commitments.

     Borrowings under the amended revolving credit facility and the term loan bear interest at rates that, at our option, vary with the prime rate, CD rate, LIBOR or money market rates plus applicable credit margins. The average interest rate at August 1, 1999 was 7.2%. We are obligated to pay a facility fee ranging from 0.15% to 0.5% on the credit exposure of the banks.


                                      (18)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF        [VLASIC FOODS INTERNATIONAL LOGO]
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (continued)
--------------------------------------------------------------------------------

     On June 29, 1999, we issued senior subordinated notes with an aggregate principal amount of $200 million at an issue price of 98.472%. The notes mature on July 1, 2009. The approximately $189 million of net proceeds from this offering were used to repay a portion of the indebtedness outstanding under our senior credit facility. Interest on the notes accrues at the rate of 10 1/4% per annum and is payable semi-annually in arrears on January 1 and July 1 of each year, commencing on January 1, 2000. On or after July 1, 2004, the notes may be redeemed in whole or in part at a stated price.

     Our liquidity needs will be primarily for capital expenditures, working capital and interest service requirements on our debt obligations. Capital expenditures for fiscal year 2000 are expected to approximate $35 million. We believe that our capital expenditures for the foreseeable future will be focused on preventive maintenance and equipment replacement, projects intended to result in cost savings and projects related to new product introductions. The amended revolving credit facility imposes annual limits on capital expenditures as follows: $41 million in fiscal 2000; $41 million in fiscal 2001; $42 million in fiscal 2002; and $42 million in fiscal 2003.

     We anticipate that our operating cash flows, together with available borrowings under our revolving credit facility, will be sufficient to meet our working capital requirements, capital expenditure requirements and interest service requirements on our debt obligations.

     The senior credit facility and our senior subordinated debt contain a number of significant covenants that, among other things, restrict our ability to engage in mergers and sales of assets, create liens on our assets, incur additional indebtedness, make investments and acquisitions, or engage in transactions with our subsidiaries and affiliates. In addition, under the senior credit facility, we are required to comply with specified ratios and tests, including maximum debt/EBITDA ratio, minimum fixed charge coverage ratio and a limitation on capital expenditures. Under the senior subordinated debt, we are required to comply with a minimum fixed charge coverage ratio. A breach of any of these covenants could result in a default under our debt agreements. A default, if not waived, could result in acceleration of our indebtedness, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. As of August 1, 1999, we were in compliance with the covenants. If we are not successful in executing our business plan, we may not continue to be in compliance with the covenants.

     Interest and principal payments on the indebtedness outstanding under our senior credit facility and senior subordinated debt represent significant cash requirements. Our ability to raise funds to service our debt may be restricted by our debt agreements and our ability to effect equity financing is dependent on our results of operations and market conditions. In the event that we are unable to refinance such indebtedness or raise funds through asset sales, sales of equity or otherwise, our ability to pay principal of, and interest on, our debt would be adversely affected.

FISCAL YEAR ENDED AUGUST 1, 1999 COMPARED TO FISCAL YEAR ENDED AUGUST 2, 1998

     Net cash provided by operating activities was $45.0 million in fiscal 1999 compared $7.3 million in fiscal 1998. The improvement in cash flows from operations was principally driven by a smaller increase in working capital of $19.3 million in fiscal 1999 compared to $65.0 million in fiscal 1998, partially offset by the impact of lower net earnings in fiscal 1999.

     Net cash provided by investing activities was $58.3 million in fiscal 1999 compared to net cash used of $63.3 million in fiscal 1998. Cash proceeds, net of costs and cash divested, of $20.7 million and $77.7 million from the divestitures of the Kattus and Swift-Armour businesses, respectively, were used to pay down a portion of our indebtedness under our revolving credit facility. Capital expenditures were $50.6 million in fiscal 1999 compared to $62.3 million in fiscal 1998.

     Net cash used in financing activities of $108.0 million in fiscal 1999 was principally a $285.1 million decrease in borrowings under the senior credit facility, partially offset by the issuance of $200 million in senior subordinated notes.


                                      (19)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF        [VLASIC FOODS INTERNATIONAL LOGO]
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (continued)
--------------------------------------------------------------------------------

MARKET RISK SENSITIVITY

     We use or are permitted to use financial instruments, including fixed and variable rate debt, as well as swap, forward and option contracts, to finance our operations and to hedge interest rate and currency exposures. The swap, forward and option contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. We do not enter into contracts for speculative purposes, nor are we a party to any leveraged instrument.

     The information below summarizes our market risk associated with debt obligations and other significant financial instruments outstanding as of August 1, 1999. Fair values included herein have been determined based on quoted market prices. The information presented below should be read in conjunction with Note 22 and Note 23 to our historical consolidated financial statements.

     We rely primarily on bank and public bond market borrowings to meet our funding requirements. In the United States, the borrowings are supported by a revolving credit facility of $279 million. For debt obligations, the table presents principal cash flows (in thousands) and related interest rates by fiscal year of maturity. Capital lease obligations of $0.5 million are not included in the table. Our fixed rate debt is net of unamortized original issue discount of $3.0 million. Variable interest rates disclosed represent the weighted average rates of the portfolio at the period end. For interest rate swaps, the table presents notional amounts and related interest rates by fiscal year of maturity.

                                  Year of Maturity
                               ----------------------
Debt                              2003         2009       Total    Fair Value
                               ---------    ---------   --------   ----------
Fixed rate                                  $196,962    $196,962   $193,500
Average interest rate                         10 1/4%
Variable rate                  $271,900                 $271,900   $271,900
Average interest rate               7.2%
Interest Rate Swaps:
Variable to fixed (1)          $ 50,000                 $ 50,000   $    843
Average pay rate                    5.9%
Average receive rate                5.3%

(1) Hedges U.S. Bank borrowings.

     The table below provides information as of August 1, 1999 about our forward currency exchange contracts related to purchase commitments denominated in foreign currencies. The table presents the contractual amount (in thousands) and the related weighted average contract exchange rates for significant currency contracts outstanding as of August 1, 1999. The contracts all mature before December 1999. The aggregate cost to settle all contracts was insignificant as of August 1, 1999.

                                                                   Average
                                                                 Contractual
                                                 Contract         Exchange
                                                  Amount            Rate
                                                 --------        -----------
Receive U.S.$/Pay U.K.pound sterling            $1,210            1.612

     We are exposed to credit loss in the event of non-performance by the counterparties in swap and forward contracts. We minimize our credit risk on these transactions by only dealing with leading, credit-worthy financial institutions having long-term credit ratings of "A" or better and, therefore, do not anticipate non-performance. In addition, the contracts are distributed among several financial institutions, thus minimizing credit risk concentration.


                                      (20)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF        [VLASIC FOODS INTERNATIONAL LOGO]
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (continued)
--------------------------------------------------------------------------------

SEASONALITY

     Our sales and cash flows are affected by seasonal cyclicality during certain parts of the year. Sales of frozen foods and mushrooms tend to be marginally higher during the winter months. Sales of pickles, relishes and barbecue sauce tend to be higher in the summer months. The majority of pickles are packed during a season extending from May through September. As a result, our inventory levels tend to be higher in the first quarter of the fiscal year which makes our working capital requirements significantly higher in the first quarter, requiring us to draw more heavily on the revolving credit commitments under our senior credit facility.


YEAR 2000

     The Year 2000 issue is the result of date-sensitive computer programs using two digits rather than four to define the applicable year. If not corrected, this could result in system failures or miscalculations leading to significant disruptions in a company's operations. Prior to our spin-off from Campbell, a worldwide information technology project was initiated to identify areas impacted by Year 2000 issues. The purpose of this high-priority project was to identify and remediate non-ready systems and devices before business processes were affected. We completed a global business impact assessment and formulated plans for timely correction, retirement, replacement or updating of non-ready systems. We were aided in this effort by the fact that we were only recently spun-off as an independent entity on March 30, 1998 and many of our business and information systems in the United States have been newly purchased and implemented with Year 2000 compliant technologies. The implementation of newly purchased systems has been substantially completed.

     We have completed the work on our identified critical systems and substantially completed the work on our other systems. Critical systems include business planning and control process manufacturing, sales order billing and warehouse management systems, that, if shut down or interrupted, could have a material adverse effect on our results of operations, financial condition and cash flows. We partner with experienced systems integration and Year 2000 vendors in the execution of our Year 2000 master plan.

     The project has clear management responsibility, budgets, plans and reporting requirements. Monthly project tracking and management reporting processes are in place. The tracking process measures progress (plan versus actual) for applications at a milestone level. The scope of the project covers information technology systems, our infrastructure, including plant floor devices, and our service partners, including logistical operations. An assessment of our global information technology infrastructure has been completed and engineers are currently remediating the plant production facilities. Remediation of the technology infrastructure is targeted for completion by October 31, 1999 and was approximately 95% completed as of August 1, 1999.

     We completed our testing of electronic interfaces with trading partners and suppliers as part of the new system development project. Additionally, questionnaires have been sent to major suppliers. Responses from suppliers are continually evaluated and updated reports are requested.

     We reviewed the risks of Year 2000 issues and believe the risks are minimized due to our policy of implementing standard tested and certified Year 2000 systems. The completed risk analysis performed by the independent engineers for plant non-information technology systems has not identified any significant risks. Because our Year 2000 compliance is dependent upon key third parties also being Year 2000 compliant on a timely basis, there can be no guarantee that our efforts will prevent a material adverse impact on our results of operations, financial condition and cash flows. The possible consequences of not being fully Year 2000 compliant include temporary plant closings, delays in the delivery of finished products, delays in the receipt of key ingredients, containers and packaging supplies, invoice and collection errors and inventory and supply obsolescence. These consequences could have a material adverse impact on our results of operations, financial condition and cash flows if we are unable to conduct business in the ordinary course. We believe that our readiness program should significantly reduce the adverse effect any such disruptions may have.


                                      (21)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF        [VLASIC FOODS INTERNATIONAL LOGO]
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (continued)
--------------------------------------------------------------------------------


     Concurrently with the Year 2000 readiness measures described above, we and our operating subsidiaries develop contingency plans intended to mitigate the possible disruption in business operations that may result from the Year 2000 issue. These contingency plans and related cost estimates are continually refined as additional information becomes available.

     The anticipated costs associated with modifying current systems to be Year 2000 compliant are expensed as incurred; such anticipated costs and the costs of contingency plans total $3 million of which approximately $1 million was incurred during 1999 and $1 million was incurred during fiscal 1998. While there can be no assurance that we and our suppliers and customers will fully resolve all Year 2000 issues, neither the estimated cost to become Year 2000 operationally effective nor the outcome of the Year 2000 issue is expected to have a material impact on our operations, liquidity or financial position.


RECENT DEVELOPMENTS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FAS Statement 133," which postponed the adoption date of SFAS No. 133. We must adopt the statement beginning fiscal 2001. We are currently evaluating the effect that implementation of the new standard will have on our results of operations and financial position.


FORWARD-LOOKING INFORMATION

     This Annual Report and our filings with the Securities and Exchange Commission contain certain forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. We caution readers that any such forward-looking statements made by us or on our behalf are based on our current expectations and beliefs but are not guarantees of future performance. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important facts that could cause such differences include, but are not limited to:

     - our ability to continue to comply with covenants and the terms of the senior credit facility and the senior subordinated notes;

     - our ability to maintain capital expenditures within the forecast limits, which are based on assumptions about infrastructure requirements;

     - issues associated with our business and information systems and embedded technology, including Year 2000 and other system problems which could disrupt our operations--we would also be impacted by software and system problems of our vendors and customers;

     - Campbell Soup Company's future requirements for mushrooms and foodservice products;

     - the impact of strong competitive response to our efforts to leverage our brand power with product innovation and new advertising;

     - the inherent risks in the marketplace associated with our products, including uncertainties about trade and consumer acceptance;

     -    the inherent risks associated with an agricultural business;

     -    changes in prices of raw materials and other inputs;

     - the impact of unforeseen economic and political changes in international markets where we compete;

     - the market risks associated with financial instruments which may be subject to unforeseen economic changes, such as currency exchange rates, interest rates, inflation rates and recessionary trends;

     - our ability to achieve the gains anticipated from our cost productivity programs; and

     - our ability to achieve the forecasted savings related to restructuring programs.


                                      (22)

CONSOLIDATED STATEMENTS OF EARNINGS            [VLASIC FOODS INTERNATIONAL LOGO]
--------------------------------------------------------------------------------
(in thousands, except per share amounts)

                                                                                 1999                 1998                 1997
                                                                               52 WEEKS             52 weeks             53 weeks
                                                                              -----------          -----------          -----------
Net sales                                                                     $ 1,307,986          $ 1,357,274          $ 1,508,285
                                                                              -----------          -----------          -----------

Costs and expenses
   Cost of products sold                                                          922,357              978,025            1,048,433
   Marketing and selling expenses                                                 244,810              245,119              266,475
   Administrative expenses                                                         62,799               64,063               53,050
   Research and development expenses                                                8,034                7,907                8,620
   Other expense (income)                                                           1,421               (2,927)               2,446
   Special items                                                                  135,314               42,450               12,634
                                                                              -----------          -----------          -----------
     Total costs and expenses                                                   1,374,735            1,334,637            1,391,658
                                                                              -----------          -----------          -----------

Earnings (loss) before interest and taxes                                         (66,749)              22,637              116,627
   Interest expense                                                                44,521               13,446                1,600
   Interest income                                                                    739                  388                  588
                                                                              -----------          -----------          -----------
Earnings (loss) before taxes                                                     (110,531)               9,579              115,615
Taxes on earnings                                                                  15,800               15,378               37,475
                                                                              -----------          -----------          -----------
Earnings (loss) before cumulative effect of
   accounting change                                                             (126,331)              (5,799)              78,140
Cumulative effect of accounting change                                               --                   (600)                --
                                                                              -----------          -----------          -----------
Net earnings (loss)                                                           $  (126,331)         $    (6,399)         $    78,140
                                                                              ===========          ===========          ===========

Earnings (Loss) Per Share:

   Per share - basic                                                          $     (2.78)         $     (0.14)

   Weighted average shares outstanding - basic                                     45,500               45,458

   Per share - assuming dilution                                              $     (2.78)         $     (0.14)

   Weighted average shares outstanding - assuming dilution                         45,500*              45,458*


* Excludes potentially dilutive shares as the result would be antidilutive.


See accompanying Notes to Consolidated Financial Statements


                                      (23)

CONSOLIDATED BALANCE SHEETS                    [VLASIC FOODS INTERNATIONAL LOGO]
--------------------------------------------------------------------------------
(in thousands)

                                                                                                    AUGUST 1,             August 2,
                                                                                                      1999                  1998
                                                                                                    ---------             ---------
Current assets
   Cash and cash equivalents                                                                        $  11,475             $  16,333
   Accounts receivable                                                                                 91,693               127,644
   Inventories                                                                                        148,631               183,763
   Other current assets                                                                                16,401                25,200
                                                                                                    ---------             ---------
     Total current assets                                                                             268,200               352,940
                                                                                                    ---------             ---------

   Plant assets, net                                                                                  317,651               520,075
   Other assets, principally intangible assets, net                                                    79,582                86,258
                                                                                                    ---------             ---------
     Total assets                                                                                   $ 665,433             $ 959,273
                                                                                                    =========             =========

Current liabilities
   Notes payable                                                                                    $     194             $  12,535
   Payable to suppliers and others                                                                     99,876               121,210
   Accrued liabilities                                                                                 53,987                93,330
                                                                                                    ---------             ---------
     Total current liabilities                                                                        154,057               227,075
                                                                                                    ---------             ---------

Long-term debt                                                                                        469,134               558,873
Deferred income taxes                                                                                  13,429                19,673
Other liabilities                                                                                      49,214                47,048
                                                                                                    ---------             ---------
   Total liabilities                                                                                  685,834               852,669
                                                                                                    ---------             ---------

Shareowners' equity (deficit)
   Preferred stock, no par value; authorized 4,000 shares;
     none issued                                                                                         --                    --
   Common stock, no par value; authorized 56,000 shares;
     issued shares 45,502 shares and 45,488 shares at August 1,
     1999 and August 2, 1998, respectively                                                            137,758               137,473
   Accumulated deficit                                                                               (151,446)              (25,115)
   Accumulated other comprehensive earnings (loss)                                                     (6,713)               (5,754)
                                                                                                    ---------             ---------
     Total shareowners' equity (deficit)                                                              (20,401)              106,604
                                                                                                    ---------             ---------
Total liabilities and shareowners' equity (deficit)                                                 $ 665,433             $ 959,273
                                                                                                    =========             =========

See accompanying Notes to Consolidated Financial Statements



                                      (24)

CONSOLIDATED STATEMENTS OF CASH FLOWS          [VLASIC FOODS INTERNATIONAL LOGO]
--------------------------------------------------------------------------------
(in thousands)

                                                                                     1999                1998                1997
                                                                                  ---------           ---------           ---------
Cash flows from operating activities:
   Net earnings (loss)                                                            $(126,331)          $  (6,399)          $  78,140
   Non-cash charges to net earnings (loss)
     Loss on sale of businesses, net                                                134,529              14,400                --
     Restructuring charges, net                                                         785              28,050              12,634
     Depreciation and amortization                                                   44,243              45,125              44,808
     Deferred income taxes                                                            8,862              (7,701)              9,199
     Postretirement healthcare benefits                                               3,428                 963                --
     Cumulative effect of accounting change                                            --                   600                --
     Other, net                                                                      (1,263)             (2,700)              1,515
   Changes in working capital
     Accounts receivable                                                            (14,393)            (17,213)             11,016
     Inventories                                                                        184             (19,263)             16,858
     Other current assets and liabilities                                            (5,084)            (28,514)              4,269
                                                                                  ---------           ---------           ---------
       Net cash provided by operating activities                                     44,960               7,348             178,439
                                                                                  ---------           ---------           ---------

Cash flows from investing activities:
   Purchases of plant assets                                                        (50,593)            (62,273)            (79,301)
   Sales of plant assets                                                              8,898               6,424               8,431
   Proceeds from businesses sold, net of cash sold                                   98,425                --                  --
   Business acquired                                                                   --                (6,350)               --
   Other, net                                                                         1,521              (1,101)                846
                                                                                  ---------           ---------           ---------
       Net cash provided by (used in) investing activities                           58,251             (63,300)            (70,024)
                                                                                  ---------           ---------           ---------

Cash flows from financing activities:
   Long-term borrowings                                                             411,556              98,542                --
   Repayment of long-term borrowings                                               (499,800)            (42,000)               (427)
   Short-term borrowings (repayments)                                               (12,116)             12,335                 (17)
   Deferred debt issuance costs                                                      (7,944)               --                  --
   Issuance of common stock                                                             285                 519                --
   Net transactions with Campbell                                                      --                (6,500)           (104,029)
                                                                                  ---------           ---------           ---------
       Net cash provided by (used in) financing activities                         (108,019)             62,896            (104,473)
                                                                                  ---------           ---------           ---------

   Effect of exchange rate changes on cash                                              (50)                (20)                (86)
                                                                                  ---------           ---------           ---------
       Net change in cash and cash equivalents                                       (4,858)              6,924               3,856

Cash and cash equivalents - beginning of period                                      16,333               9,409               5,553
                                                                                  ---------           ---------           ---------
Cash and cash equivalents - end of period                                         $  11,475           $  16,333           $   9,409
                                                                                  =========           =========           =========

See accompanying Notes to Consolidated Financial Statements


                                      (25)

CONSOLIDATED STATEMENTS                        [VLASIC FOODS INTERNATIONAL LOGO]
OF SHAREOWNERS' EQUITY (DEFICIT)
--------------------------------------------------------------------------------
(in thousands)

                                                                                                        Other
                                                    Common Stock                         Campbell    Comprehensive        Total
                                             -------------------------   Accumulated       Net         Earnings       Shareowners'
                                               Shares        Amount        Deficit      Investment      (Loss)      Equity (Deficit)
                                             -----------   -----------   -----------    -----------  -------------  ----------------

Balance at July 28, 1996                                                                $   659,057   $       809       $ 659,866
Comprehensive earnings (loss):
   Net earnings (loss) prior to spin-off                                                     78,140                        78,140
   Other comprehensive earnings (loss)
     Foreign currency translation
       adjustments                                                                                         (1,679)         (1,679)
                                                                                                                        ---------
   Comprehensive earnings (loss)                                                                                           76,461
                                                                                                                        ---------
Net transactions with Campbell                                                             (104,029)                     (104,029)
                                                                                        -----------   -----------       ---------
Balance at August 3, 1997                                                                   633,168          (870)        632,298
                                                                                        -----------   -----------       ---------


Comprehensive earnings (loss):
   Net earnings (loss) prior to spin-off                                                     18,716                        18,716
   Net earnings (loss) after the spin-off                                $   (25,115)                                     (25,115)
                                                                                                                        ---------
     Total net earnings (loss)                                                                                             (6,399)
                                                                                                                        ---------
   Other comprehensive earnings (loss)
     Foreign currency translation
       adjustments                                                                                         (4,884)         (4,884)
                                                                                                                        ---------
   Comprehensive earnings (loss)                                                                                          (11,283)
                                                                                                                        ---------
Net transactions with Campbell as of
   the spin-off date:
   Assumption of debt, pension and
     postretirement obligations and net
     deferred tax liabilities                                                              (514,930)                     (514,930)
   Contribution to capital of remaining
     Campbell net investment                               $   136,954                     (136,954)                         --
Issuance of shares of common stock
   in connection with the spin-off                45,455
Issuance of shares of common stock as
   a result of exercised stock options                33           519                                                        519
                                             -----------   -----------   -----------    -----------   -----------       ---------
Balance at August 2, 1998                         45,488       137,473       (25,115)          --          (5,754)        106,604
                                             -----------   -----------   -----------    -----------   -----------       ---------


Comprehensive earnings (loss):
   Net earnings (loss)                                                      (126,331)                                    (126,331)
   Other comprehensive earnings (loss)
     Foreign currency translation
       adjustments                                                                                           (282)           (282)
     Reclassification adjustment for
       business sold                                                                                         (677)           (677)
                                                                                                                        ---------
   Comprehensive earnings (loss)                                                                                         (127,290)
                                                                                                                        ---------
Issuance of shares of common stock as
   a result exercised of stock options                14           285                                                        285
                                             -----------   -----------   ------------                 -----------       ---------
Balance at August 1, 1999                         45,502   $   137,758   $  (151,446)                 $    (6,713)      $ (20,401)
                                             ===========   ===========   ============                 ===========       =========

See accompanying Notes to Consolidated Financial Statements


                                      (26)

NOTES TO CONSOLIDATED FINANCIAL                [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS
--------------------------------------------------------------------------------
(in thousands, except per share amounts)

1.  VLASIC FOODS INTERNATIONAL SPIN-OFF FROM CAMPBELL SOUP COMPANY

     On March 30, 1998, Campbell distributed one share of Vlasic common stock to shareowners of Campbell for every ten shares of Campbell capital stock held at the record date in a tax-free distribution (the "spin-off"). At the time of the spin-off, we began operations as a separate independent publicly-owned company. In connection with the spin-off, Campbell contributed the following businesses:
Swanson frozen foods in the United States and Canada, Vlasic pickles, Open Pit barbecue sauce, Campbell mushrooms in the United States, Freshbake and non-branded frozen foods and SonA and Rowats pickles and beans in the United Kingdom, Swift and non-branded processed beef in Argentina and Kattus gourmet foods distribution in Germany. Our historical financial statements at dates and for periods ended prior to the date of the spin-off present the combined historical financial position, results of operations and cash flows of these businesses. We sold the Kattus business in January 1999 and sold our Argentine beef business, Swift-Armour, in July 1999. Prior to the spin-off, the businesses contributed by Campbell had been separately managed within multiple Campbell business divisions.

     In connection with the spin-off, we incurred debt of approximately $560 million under a five-year $750 million unsecured revolving credit facility, consisting of $500 million of indebtedness assumed from Campbell and $60 million incurred to repay certain intercompany payables representing advances from Campbell to subsidiaries of Vlasic. See Note 22 for a description of current financing arrangements. On a historical basis, we were not allocated any amount of Campbell's debt and our historical financial statements prior to the spin-off do not reflect the interest expense associated with the debt incurred in connection with the spin-off. Therefore, we believe that pro forma earnings, reflecting pro forma interest expense as if the spin-off had occurred at the beginning of fiscal 1998, provide more meaningful comparisons than our historical financial statements.

     For periods prior to the spin-off, our historical financial statements reflect expenses allocated by Campbell for selling, general and administrative services (including finance, legal, information technology, research and development, benefits, facilities and shared sales and distribution support). Such expenses were allocated based on net sales, utilization or other methods. The allocated expenses for these services are not necessarily indicative of the expenses that we would have incurred had we been a separate, independent entity that managed these functions.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CONSOLIDATION. The consolidated financial statements include the accounts of Vlasic Foods International Inc. and its wholly-owned subsidiaries. Significant intercompany transactions have been eliminated in consolidation.

     FISCAL YEAR. Our fiscal year ends on the Sunday nearest July 31. There were 52 weeks in fiscal 1999 and fiscal 1998 and 53 weeks in fiscal 1997.

     CASH AND CASH EQUIVALENTS. All highly liquid debt instruments purchased with an initial maturity of three months or less are classified as cash equivalents.

     INVENTORIES. Substantially all domestic inventories are valued at the lower of cost or market, with cost determined by the last-in, first-out method. Other inventories are valued at the lower of average cost or market.

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


                                      (27)

NOTES TO CONSOLIDATED FINANCIAL                [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (continued)
--------------------------------------------------------------------------------
(in thousands, except per share amounts)

     LONG-LIVED ASSETS. Intangible assets consist principally of excess purchase price over net assets of businesses acquired and trademarks, and are amortized on a straight-line basis over periods not exceeding 40 years. The recoverability of plant assets and intangibles is periodically reviewed based principally on an analysis of cash flows.

     ADVERTISING. Advertising costs include the cost of working media (advertising on television, radio or in print), the cost of producing advertising, and the cost of coupon insertion and distribution. Working media and coupon insertion and distribution costs are expensed in the period the advertising is run or the coupons are distributed. The cost of producing advertising is expensed as of the first date the advertisements takes place. Advertising included in marketing and selling expenses was $19,997, $16,297 and $21,125 in fiscal 1999, 1998, 1997 respectively. There were no amounts of advertising included in assets on the Consolidated Balance Sheets.

     EARNINGS PER SHARE. Earnings per share have been calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." For fiscal 1999 and 1998, weighted average shares outstanding assuming dilution excludes no shares and 513 shares, respectively, relating to outstanding stock option grants as the result would be antidilutive. Historical earnings per share prior to fiscal 1998 are not presented since our common stock was not part of the capital structure of Campbell for the period presented.

     USE OF ESTIMATES. Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates.


3.  SPECIAL ITEMS

SPECIAL CHARGES (CREDITS)                          1999        1998       1997
                                                ---------   ---------  ---------
Swift-Armour divestiture (Note 4)               $ 137,729   $    --    $    --
Kattus divestiture (Note 4)                        (3,200)     14,400       --
Dublin mushroom farm restructuring (Note 5)         3,000        --         --
Fiscal 1998 restructuring program (Note 5)         (3,215)     28,050       --
Fiscal 1997 restructuring program (Note 5)           --          --       12,634
United Kingdom restructuring (Note 5)               1,000        --         --
                                                ---------   ---------  ---------
   Total                                        $ 135,314   $  42,450  $  12,634
                                                =========   =========  =========

     Also, during the third quarter of fiscal 1999, we recorded a special provision for taxes of $7 million on the repatriation of foreign dividends (Note
9).


4.  DIVESTED BUSINESSES

     As part of our portfolio reconfiguration program, during the third quarter of fiscal 1999 we entered into a divestiture agreement to sell our Argentine beef business, Swift-Armour. The sale closed in July 1999. The sale price was $85 million and the net proceeds were used to repay a portion of the indebtedness outstanding under our senior credit facility. The net charge to fiscal 1999 earnings related to this divestiture was $137.7 million. During the third quarter of fiscal 1999 we recorded as a special item a $140.0 million charge to reduce the carrying value of the Argentine beef assets held for sale to their fair value based on the estimated sale price less the estimated costs to sell. Since the assets were written-down to their estimated fair value and in accordance with accounting standards, we excluded $2.7 million of depreciation and amortization expense from fourth quarter fiscal 1999 earnings. Additionally in the fourth quarter of fiscal 1999, we recognized a $2.3 million benefit on the final closing of the sale as a Special item on the Statement of Earnings. The SAFRA trademark and equipment acquired during the second quarter of fiscal 1998 were included in the divestiture. Fourth quarter 1998 earnings included a $14.4 million charge to reduce the Kattus assets held for sale to fair value. In January 1999, we sold the Kattus business for a gain on sale of $3.2 million that is recorded on the Special items line on the Statements of Earnings.


                                      (28)

NOTES TO CONSOLIDATED FINANCIAL                [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------
(in thousands, except per share amounts)

5.   RESTRUCTURING CHARGES

                                                               Loss on Asset        Severance
                                                                Disposition        and Benefits         Other               Total
                                                               -------------       ------------        --------            --------
Balance at July 28, 1996                                       $      14,343       $      9,152        $  6,049            $ 29,544
   Restructuring accrual                                               7,991              3,253           1,390              12,634
   Fiscal 1997 spending                                              (16,810)            (9,485)         (6,049)            (32,344)
                                                               -------------       ------------        --------            --------
Balance at August 3, 1997                                              5,524              2,920           1,390               9,834
   Restructuring accrual                                              16,500              8,200           3,350              28,050
   Fiscal 1998 spending                                               (7,345)            (4,169)         (1,636)            (13,150)
                                                               -------------       ------------        --------            --------
Balance at August 2, 1998                                             14,679              6,951           3,104              24,734
   Restructuring accrual                                               2,400              1,400             200               4,000
   Fiscal 1999 spending                                              (16,377)            (4,768)         (3,025)            (24,170)
   Unutilized restructuring charge                                      (702)            (2,434)            (79)             (3,215)
                                                               -------------       ------------        --------            --------
Balance at August 1, 1999                                      $        --         $      1,149        $    200            $  1,349
                                                               =============       ============        ========            ========

     A special charge of $1 million was recorded in the fourth quarter of fiscal 1999 associated with administrative staff reductions in the United Kingdom. This restructuring program was designed to align fixed employee costs with the needs of the SonA and Freshbake businesses. Approximately 40 positions will be eliminated as part of this program. The $1 million charge represents severance and employee benefit costs that will be paid in cash. This restructuring program is expected to be completed by the third quarter of fiscal 2000.

     A special charge of $3 million was recorded in the third quarter of fiscal 1999 associated with the closure of the Dublin, Georgia mushroom farm. The farm was identified for closure due to the high costs of production and mechanical harvesting methodology that prevents it from producing high quality retail mushrooms. As part of the closure, approximately 70 people were terminated. The assets were written down to the estimated fair value less costs to sell. The $3 million cost of the program included $2.4 million of non-cash charges for losses on the disposition of plant assets and $0.6 million principally related to severance and employee benefit costs that will be paid in cash. This restructuring program is expected to be completed by the third quarter of fiscal 2000.

     A special charge of $28.1 million ($21.8 million after tax) was recorded in the third quarter of fiscal 1998 to cover the costs of a restructuring program. The restructuring program was designed to improve operational efficiency by exiting certain U.S. and European administrative offices and production facilities. The restructuring program provided for the reduction of our worldwide workforce by approximately 425 full-time administrative and operational positions. In September 1998 we sold our Peterlee frozen foods facility in the United Kingdom. Additionally, during November 1998, we commenced closing our seasonal pickle plant in Bridgeport, Michigan. The plant employed approximately 25 full-time workers and an additional 375 seasonal workers from May through September. The restructuring charge included approximately $11.6 million in cash charges primarily related to severance and employee benefit costs. The balance of the restructuring charge, amounting to $16.5 million, related to non-cash charges for losses on the disposition of plant assets. This program was completed during the third quarter of fiscal 1999. Third quarter fiscal 1999 results included a $3.2 million benefit recorded as a Special item in the Statement of Earnings to reverse the remaining unutilized restructuring charge.

     A special charge of $12.6 million ($7.8 million after tax) was recorded in the first quarter of 1997 to cover the costs of a restructuring program. The restructuring program was designed to improve operational efficiency by closing various pickle facilities and reducing approximately 50 administrative and operational positions from the worldwide workforce. The fiscal 1997 restructuring charge included approximately $4.6 million in cash charges primarily related to severance and employee benefit costs. The balance of the restructuring charge, amounting to $8.0 million, related to non-cash charges for losses on the disposition of plant assets. The program was completed during the first quarter of fiscal 1998.

     The balance of the restructuring accrual is included in Accrued liabilities on the Consolidated Balance Sheets.


                                      (29)

NOTES TO CONSOLIDATED FINANCIAL                [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------
(in thousands, except per share amounts)

6. SEGMENT AND GEOGRAPHIC AREA INFORMATION

     We group our businesses in three operating segments. The FROZEN FOODS SEGMENT consists of Swanson frozen foods in the United States and Canada and Freshbake frozen foods in the United Kingdom. The GROCERY PRODUCTS SEGMENT includes Vlasic retail and foodservice pickles and condiments in the United States, Open Pit barbecue sauce in the United States, SonA and Rowats pickles, canned beans and vegetables in the United Kingdom, Kattus gourmet foods distribution in Germany (which was sold in January 1999) and Swift canned meat pates and other grocery products in Argentina (which was sold in July 1999). The AGRICULTURAL PRODUCTS SEGMENT includes the United States fresh mushroom business, chilled and frozen beef, frozen cooked beef and canned corned beef exported from Argentina (which was sold in July 1999) and contract manufacturing of frozen foodservice product for Campbell in the United States. These operating segments are managed as strategic units due to their distinct manufacturing processes, marketing strategies and distribution channels. Corporate expenses and assets have been allocated to the segments. Intersegment sales presented below as eliminations represent the sale of beef between the agricultural products segment and the frozen foods segment.

SEGMENT INFORMATION                                                        1999                    1998                    1997
                                                                        -----------             -----------             -----------
Net Sales
   Frozen Foods                                                         $   528,657             $   541,436             $   614,467
   Grocery Products                                                         452,623                 477,395                 538,684
   Agricultural Products                                                    334,059                 347,872                 366,113
   Eliminations                                                              (7,353)                 (9,429)                (10,979)
                                                                        -----------             -----------             -----------
     Total                                                              $ 1,307,986             $ 1,357,274             $ 1,508,285
                                                                        ===========             ===========             ===========

Earnings (Loss) Before Interest and Taxes
   Frozen Foods                                                         $    37,971             $    31,469             $    56,268
   Grocery Products                                                          46,149                  (2,517)                 49,513
   Agricultural Products                                                   (150,869)                 (6,315)                 10,846
                                                                        -----------             -----------             -----------
     Total                                                              $   (66,749)            $    22,637             $   116,627
                                                                        ===========             ===========             ===========

Total Assets
   Frozen Foods                                                         $   303,650             $   286,197             $   259,132
   Grocery Products                                                         274,340                 374,178                 369,922
   Agricultural Products                                                     87,443                 298,898                 266,054
                                                                        -----------             -----------             -----------
     Total                                                              $   665,433             $   959,273             $   895,108
                                                                        ===========             ===========             ===========

Depreciation and Amortization
   Frozen Foods                                                         $    15,687             $    14,896             $    13,614
   Grocery Products                                                          13,849                  14,636                  16,061
   Agricultural Products                                                     14,707                  15,593                  15,133
                                                                        -----------             -----------             -----------
     Total                                                              $    44,243             $    45,125             $    44,808
                                                                        ===========             ===========             ===========

Capital Expenditures
   Frozen Foods                                                         $    21,472             $    20,349             $    35,576
   Grocery Products                                                          17,184                  19,356                  29,399
   Agricultural Products                                                     11,937                  22,568                  14,326
                                                                        -----------             -----------             -----------
     Total                                                              $    50,593             $    62,273             $    79,301
                                                                        ===========             ===========             ===========


                                      (30)

NOTES TO CONSOLIDATED FINANCIAL                [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (continued)
--------------------------------------------------------------------------------
(in thousands, except per share amounts)

GEOGRAPHIC INFORMATION                                                     1999                    1998                    1997
                                                                        -----------             -----------             -----------
Net Sales
   United States                                                        $   904,384             $   883,288             $   991,523
   Europe                                                                   225,915                 276,679                 306,210
   South America                                                            185,040                 206,736                 221,531
   Eliminations                                                              (7,353)                 (9,429)                (10,979)
                                                                        -----------             -----------             -----------
     Total                                                              $ 1,307,986             $ 1,357,274             $ 1,508,285
                                                                        ===========             ===========             ===========

Earnings (Loss) Before Interest and Taxes
   United States                                                        $    51,383             $    44,723             $    85,965
   Europe                                                                    13,015                 (22,217)                 10,424
   South America                                                           (131,147)                    131                  20,238
                                                                        -----------             -----------             -----------
     Total                                                              $   (66,749)            $    22,637             $   116,627
                                                                        ===========             ===========             ===========

Total Assets
   United States                                                        $   502,945             $   480,983             $   453,935
   Europe                                                                   162,488                 216,794                 205,496
   South America                                                               --                   261,496                 235,677
                                                                        -----------             -----------             -----------
     Total                                                              $   665,433             $   959,273             $   895,108
                                                                        ===========             ===========             ===========

     Transfers between segments and geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each segment or geographic region. Contributions to earnings (loss) before interest and taxes include the impact of special items (see Note 3).

SPECIAL ITEMS IMPACT BY SEGMENT

                                                                              1999                    1998                   1997
                                                                            ---------               ---------              ---------

Frozen Foods                                                                $  (1,115)              $   9,700              $   2,697
Grocery Products                                                               (4,300)                 32,350                  9,937
Agricultural Products                                                         140,729                     400                   --
                                                                            ---------               ---------              ---------
   Total                                                                    $ 135,314               $  42,450              $  12,634
                                                                            =========               =========              =========

SPECIAL ITEMS IMPACT BY GEOGRAPHIC REGION

                                                                              1999                    1998                   1997
                                                                            ---------               ---------              ---------
United States                                                               $   1,900               $  15,650              $  12,634
Europe                                                                         (4,315)                 26,800                   --
South America                                                                 137,729                    --                     --
                                                                            ---------               ---------              ---------
   Total                                                                    $ 135,314               $  42,450              $  12,634
                                                                            =========               =========              =========


                                      (31)

NOTES TO CONSOLIDATED FINANCIAL                [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (continued)
--------------------------------------------------------------------------------
(in thousands, except per share amounts)

7. PENSION PLANS AND RETIREMENT BENEFITS

     PENSION PLANS. Substantially all U.S. employees participate in Vlasic sponsored noncontributory defined benefit pension plans. Prior to the spin-off, the participants in the plans were included in plans with similar benefits sponsored by Campbell. Under an agreement with Campbell, we assumed pension liabilities related to the active Vlasic participants, but not to pre-spin retirees from the U.S. Vlasic businesses. Campbell will transfer certain trust assets from its funded plans to our plans based upon actuarial determinations consistent with regulatory requirements. Benefits are generally based on years of service and employees' compensation during the last years of employment. All plans are funded and contributions are made in amounts not less than minimum statutory funding requirements nor more than the maximum amount that can be deducted for U.S. income tax purposes. Pension benefits for operations outside the United States are provided principally through government plans and also to a lesser extent by company sponsored plans. Pension expense for operations outside the United States was $4,100 in fiscal 1999, $4,543 in fiscal 1998 and $5,089 in fiscal 1997.

     RETIREE BENEFITS. We provide postretirement benefits, including health care and life insurance, to most U.S. employees retiring after the spin-off and their dependents. Employees who have 10 years of service after the age of 45 and retire are eligible to participate in the postretirement benefit plans. Obligations related to non-U.S. postretirement benefit plans are not significant since these benefits are generally provided through government-sponsored plans.

                                                                         Pension Benefits              Other Postretirement Benefits
                                                                     --------------------------        ----------------------------
                                                                       1999            1998(1)            1999             1998(1)
                                                                     --------          --------         --------          --------
CHANGE IN BENEFIT OBLIGATION
   Net benefit obligation at beginning of year                       $ 77,020          $ 66,380         $ 24,786          $ 21,450
   Service cost                                                         4,911             1,291            2,888               727
   Interest cost                                                        5,515             1,666            1,619               481
   Actuarial (gain)/loss                                              (12,295)            7,745           (5,068)            2,128
   Gross benefits paid                                                   (530)              (62)            (329)             --
                                                                     --------          --------         --------          --------
       Net benefit obligation at end of year                           74,621            77,020           23,896            24,786
                                                                     --------          --------         --------          --------

CHANGE IN PLAN ASSETS
   Fair value of plan assets at beginning of year                      69,140            68,176
   Actual return on plan assets                                         7,458             1,026
   Change in estimated assets to be
     transferred by Campbell                                           (5,139)
   Miscellaneous                                                         --                --                329              --
   Gross benefits paid                                                   (530)              (62)            (329)             --
                                                                     --------          --------         --------          --------
       Fair value of plan assets at end of year                        70,929            69,140             --                --
                                                                     --------          --------         --------          --------

   Funded status at end of year                                        (3,692)           (7,880)         (23,896)          (24,786)
   Unrecognized net actuarial (gain)/loss                              (1,213)            7,193          (12,025)           (7,707)
   Unrecognized prior service cost                                      2,572             2,934
   Unrecognized net transition obligation (asset)                        (236)             (423)
                                                                     --------          --------         --------          --------
       Net amount recognized at end of year                          $ (2,569)         $  1,824         $(35,921)         $(32,493)
                                                                     ========          ========         ========          ========

   Amounts recognized in the Consolidated
     Balance Sheets:
       Prepaid benefit cost                                          $    461          $  3,348
       Accrued benefit cost                                            (3,030)           (1,524)        $(35,921)         $(32,493)
                                                                     --------          --------         --------          --------
         Net amount recognized at end of year                        $ (2,569)         $  1,824         $(35,921)         $(32,493)
                                                                     ========          ========         ========          ========

(1) Four month period March 30, 1998 ending August 2, 1998.


                                      (32)

NOTES TO CONSOLIDATED FINANCIAL                [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (continued)
--------------------------------------------------------------------------------
(in thousands, except per share amounts)


                                                                      Pension Benefits                Other Postretirement Benefits
                                                                  --------------------------          -----------------------------
                                                                   1999              1998(1)             1999              1998(1)
                                                                  -------            -------            -------            -------
WEIGHTED AVERAGE ASSUMPTIONS AS OF AUGUST 1
   Discount rate                                                     7.75%              7.00%              7.75%              7.00%
   Expected return on plan assets                                    9.75%              9.75%
   Rate of compensation increase                                     4.25%              4.25%              4.25%              4.25%
   Healthcare cost trend on covered charges                                                                5.00%              4.00%

COMPONENTS OF NET PERIODIC BENEFIT COST
   Service cost                                                   $ 4,911            $ 1,291            $ 2,888            $   727
   Interest cost                                                    5,515              1,666              1,619                481
   Expected return on assets                                       (6,215)            (1,919)
   Amortization of:
     Actuarial (gain) loss                                            166                 64               (751)              (245)
     Prior service cost                                               212                 71
     Transition obligation (asset)                                   (188)               (63)
                                                                  -------            -------            -------            -------
       Total net periodic benefit cost                            $ 4,401            $ 1,110            $ 3,756            $   963
                                                                  =======            =======            =======            =======

(1) Four month period March 30, 1998 ending August 2, 1998.

                                                                                                  Other
                                                                                              Postretirement
                                                                                                 Benefits
                                                                                              --------------
                                                                                                   1999
                                                                                              --------------
SENSITIVITY OF RETIREE WELFARE RESULTS
   Effect of a one percentage point increase in assumed health care cost trend
     - on total service and interest cost components                                            $       810
     - on postretirement benefit obligation                                                     $     3,398

   Effect of a one percentage point decrease in assumed health care cost trend
     - on total service and interest cost components                                            $      (695)
     - on postretirement benefit obligation                                                     $    (2,973)

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $3,506, $899, and $0, respectively as of August 1, 1999 and $3,349, $840, and $0 as of August 2, 1998.

     PRIOR TO THE SPIN-OFF. Net periodic U.S. pension expense allocated to Vlasic was $2,396 for the first eight months of fiscal 1998 prior to the spin-off (resulting in total U.S. pension expense of $3,506 in fiscal year
1998), and $2,140 in fiscal 1997. Postretirement benefit expense allocated to Vlasic was $2,493 for the first eight months of fiscal 1998 prior to the spin-off (resulting in total expense of $3,456 in fiscal 1998) and $2,667 in fiscal 1997.

     SAVINGS PLANS. Vlasic U.S. employees participate in Vlasic's savings plans and formerly in Campbell's savings plans. After one year of continuous service, Vlasic matches 50% of employee contributions up to five percent of compensation. In fiscal 1998 and fiscal 1997 Campbell increased its contribution to 60% because earnings goals were achieved. In fiscal 1999 the matching contribution was 50%. Employer contributions relating to these savings plans were $1,709 in fiscal 1999, $2,382 in fiscal 1998 and $2,671 in fiscal 1997.


                                      (33)

NOTES TO CONSOLIDATED FINANCIAL                [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (continued)
--------------------------------------------------------------------------------
(in thousands, except per share amounts)

8.  STOCK OPTIONS AND RESTRICTED STOCK

     In connection with the spin-off from Campbell, we adopted the Vlasic Foods Long-Term Incentive Plan (the Plan). Employees who held vested Campbell stock options as of the spin-off retained Campbell options to purchase Campbell's capital stock in accordance with the grants' original terms and conditions as long as they remain Vlasic employees, except that the number of options and exercise price were adjusted to preserve the inherent economic value of the options taking into account the spin-off. Stock options held by employees which were not vested were converted into options to purchase Vlasic stock. For each Campbell option that was converted to a Vlasic option, the number of options and exercise price were converted based upon a formula that preserved the inherent economic value and vesting and term provisions of original Campbell options.

     Under the Plan restricted stock and stock options may be granted to certain officers and key employees. The Plan authorized the issuance of up to 5.8 million shares of Vlasic common stock pursuant to the exercise of nonqualified stock options. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than ten years after the date of grant. Options vest over a three-year period. Our officers and key employees participate in this plan.

     We account for the stock option grants and restricted stock awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense has been recognized in the Statements of Earnings because options are granted at a price not less than the fair value of the shares on the date of the grant. In fiscal 1997, we adopted the disclosure provisions of SFAS No.123, "Accounting for Stock-Based Compensation."

     Had the compensation cost for the stock option plan been determined based on the fair value at the grant dates for awards under the plan, consistent with the alternative method set forth under SFAS 123, our net loss would have been changed to the pro forma (for the purpose of applying SFAS 123) amounts set forth below:

                                                                                                       1999                1998
                                                                                                    -----------         -----------
Reported net loss                                                                                   $  (126,331)        $    (6,399)
Pro forma (for the purpose of applying SFAS 123) net loss                                           $  (131,025)        $    (8,843)
Reported loss per share                                                                             $     (2.78)        $     (0.14)
Pro forma (for the purpose of applying SFAS 123) loss per share                                     $     (2.88)        $     (0.19)


     The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 1999 and fiscal 1998:

                                                                                                   1999                       1998
                                                                                                  ------                     ------
Risk-free interest rate                                                                              4.9%                       5.6%
Expected life of option                                                                           6 YEARS                    6 years
Expected volatility of Vlasic stock                                                                 55.0%                      27.0%
Expected dividend yield on Vlasic stock                                                                0%                         0%


                                      (34)

NOTES TO CONSOLIDATED FINANCIAL                [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (continued)
--------------------------------------------------------------------------------
(in thousands, except per share amounts)

     The weighted-average fair value of options granted during fiscal 1999 and fiscal 1998 is as follows:

                                                                                                   1999                       1998
                                                                                                  -------                    -------
Fair value of each option granted                                                                 $  9.04                    $  8.72
Number of options granted                                                                             113                      1,665
                                                                                                  -------                    -------
Total fair value of all options granted                                                           $ 1,022                    $14,519
                                                                                                  =======                    =======


     In accordance with SFAS 123, the weighted-average fair value of stock options granted is required to be based on a theoretical statistical model in accordance with assumptions noted above. In actuality, because employee stock options do not trade on a secondary exchange, employees receive no benefit and derive no value from holding stock options under these plans without an increase in the market price of our stock.

     The following table summarizes the stock option transactions under the Vlasic incentive plan:

                                                                                                                            Weighted
                                                                                                                            Average
                                                                                                                            Exercise
                                                                                                            Shares           Price
                                                                                                           --------         --------
Converted from Campbell as of the spin-off date, March 30, 1998                                               2,287         $  15.02
   Granted                                                                                                    1,665            22.66
   Exercised                                                                                                    (33)           12.87
                                                                                                           --------         --------
Outstanding, August 2, 1998                                                                                   3,919            18.29
                                                                                                           --------         --------
   Granted                                                                                                      113            16.29
   Exercised                                                                                                    (14)           13.63
   Cancelled                                                                                                   (408)           21.06
                                                                                                           --------         --------
Outstanding, August 1, 1999                                                                                   3,610         $  17.93
                                                                                                           ========         ========


     The following table summarizes information for options currently outstanding at August 1, 1999:

                                                                   Options Outstanding                        Exercisable Options
                                                        ------------------------------------------         -------------------------
                                                                         Weighted         Weighted                          Weighted
                                                                          Average          Average                           Average
                                                                         Remaining        Exercise                          Exercise
Range of Prices                                          Shares            Life             Price           Shares           Price
                                                        --------         ---------        --------         --------         --------
$ 9.71 - $13.70                                            1,476            7 YRS         $  12.98            1,428         $  12.99
$14.28 - $19.87                                              751            8 YRS            18.96              419            18.98
$19.91 - $22.94                                            1,383            9 YRS            22.66              115            22.58
                                                        --------         --------         --------         --------         --------
$ 9.71 - $22.94                                            3,610            8 YRS         $  17.93            1,962         $  14.84
                                                        ========         ========         ========         ========         ========


     RESTRICTED STOCK. In connection with the separation from Campbell, restricted stock on which the earnings-based restriction period ended in fiscal 1998 was issued in the form of Campbell stock. Restricted stock for Vlasic's employees with an earnings-based restriction period ending in fiscal 2000 were canceled.


                                      (35)

NOTES TO CONSOLIDATED FINANCIAL                [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (continued)
--------------------------------------------------------------------------------
(in thousands, except per share amounts)

9.  TAXES ON EARNINGS

PROVISION FOR INCOME TAXES                                                               1999             1998             1997
                                                                                       ---------        ---------        ---------
Currently payable
   Federal                                                                             $   2,051        $  16,340        $  22,229
   State                                                                                     714            4,285            3,521
   Non-U.S                                                                                 4,173            2,454            2,526
                                                                                       ---------        ---------        ---------
                                                                                           6,938           23,079           28,276
                                                                                       ---------        ---------        ---------

Deferred
   Federal                                                                                 7,504           (5,238)           7,258
   State                                                                                   1,263           (2,835)           1,207
   Non-U.S                                                                                    95              372              734
                                                                                       ---------        ---------        ---------
                                                                                           8,862           (7,701)           9,199
                                                                                       ---------        ---------        ---------
     Total                                                                             $  15,800        $  15,378        $  37,475
                                                                                       =========        =========        =========

Earnings (loss) before income taxes:
   United States                                                                       $   8,194        $  41,037        $  85,965
   Non-U.S                                                                              (118,725)         (31,458)          29,650
                                                                                       ---------        ---------        ---------
     Total                                                                             $(110,531)       $   9,579        $ 115,615
                                                                                       =========        =========        =========

EFFECTIVE INCOME TAX RATES                                                                1999             1998             1997
                                                                                       ---------        ---------        ---------
Federal statutory income tax rate                                                           35.0%            35.0%            35.0%
State income taxes (net of federal benefit)                                                  2.3%             1.8%             2.6%
Tax effect resulting from other international activities                                    (2.6%)            3.9%            (1.1%)
Tax loss carryforwards                                                                      (1.0%)           (0.8%)           (1.6%)
Nontaxable export rebate                                                                    --               --               (2.7%)
Other                                                                                        1.8%             1.6%             0.2%
                                                                                       ---------        ---------        ---------
   Effective income tax rate                                                                35.5%            41.5%            32.4%
                                                                                       =========        =========        =========

     Including the impact of special items, the effective income tax rate would have been (14.3%) in fiscal 1999 and 160.5% in fiscal 1998

DEFERRED TAX LIABILITIES AND ASSETS                                                                        1999             1998
                                                                                                        ---------        ---------
Depreciation                                                                                            $  30,239        $  26,741
Capitalized interest                                                                                        1,183            7,637
Other                                                                                                       8,564            7,117
                                                                                                        ---------        ---------
   Deferred tax liabilities                                                                                39,986           41,495
                                                                                                        ---------        ---------

Benefits and compensation                                                                                  20,788           16,881
Restructuring accruals                                                                                      4,000            5,395
Tax loss and credit carryforwards                                                                         108,551           32,402
Other                                                                                                       2,281            3,134
                                                                                                        ---------        ---------
   Deferred tax assets                                                                                    135,620           57,812
Valuation allowance                                                                                       (97,899)         (17,918)
                                                                                                        ---------        ---------
   Deferred tax assets, net                                                                                37,721           39,894
                                                                                                        ---------        ---------
   Net deferred tax liability                                                                           $   2,265        $   1,601
                                                                                                        =========        =========


                                      (36)

NOTES TO CONSOLIDATED FINANCIAL                [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------
(in thousands, except per share amounts)


     We have available net operating loss carryforwards of approximately $15 million in the United States which expire in 2018 and approximately $18 million in the United Kingdom which may be carried forward indefinitely. A partial valuation allowance of $0.6 million is recorded as a reduction to our estimate of the deferred tax assets relating to the United Kingdom tax loss carryforwards due to the uncertainty of the ultimate realization of future benefits from such assets.

     We have a capital loss carryforward of approximately $95 million for income tax purposes that expires 2004. The carryforward was primarily generated from the divestiture of our Swift-Armour Argentine beef business in fiscal 1999. Additionally, we have a foreign tax credit carryforward of $2.3 million for income tax purposes that expires 2004. The foreign tax credit was primarily generated from the repatriation of earnings from the United Kingdom and Canada. A valuation allowance was deducted for the full amount of the deferred tax benefit related to the capital loss carryforward and the foreign tax credit. Divested businesses decreased our net deferred tax liabilities by $7.8 million in fiscal 1999.

     During fiscal 1999, $15 million of non-U.S. earnings from the United Kingdom and Canada were repatriated. In general, it is our practice and intention to reinvest the earnings of our non-U.S. subsidiaries in those operations. Applicable federal taxes are provided only on amounts planned to be remitted. Accumulated net earnings of non-U.S. subsidiaries for which no federal taxes have been provided as of August 1, 1999 were approximately $20 million, which does not include amounts that, if remitted, would result in little or no additional tax because of the availability of tax credits or other deductions. These earnings, if remitted, would be subject to U.S. taxes at the statutory rate. However, the U.S. taxes may be reduced or mitigated by available tax credits.


10.  TRANSACTIONS WITH CAMPBELL SUBSEQUENT TO THE SPIN-OFF

     We sold to Campbell beef and mushrooms for use as ingredients in Campbell's finished products and frozen foodservice finished products from our agriculture products segment. We also purchased from Campbell retail frozen food finished products in Canada and purchased Open Pit barbeque sauce in fiscal 1998 and fiscal 1997. These transactions were at negotiated prices. Included in the Consolidated Statements of Earnings are sales to Campbell of $148,083 in fiscal 1999, $154,764 in fiscal 1998 and $155,563 in fiscal 1997. Included in Costs of product sold are purchases from Campbell of $11,585 in fiscal 1999, $24,696 in fiscal 1998 and $26,255 in fiscal 1997.

     We entered into a multi-year agreement with Campbell for the continued (1) supply of beef and mushrooms, and production of frozen foodservice products in the United States by us and (2) production of frozen retail products in Canada by Campbell. As a result of the divestiture of our Swift-Armour Argentine beef business, the beef supply contract was terminated in July 1999. In connection with the spin-off, we entered into an agreement with Campbell for transitional services such as administrative and support services that terminated April 1999. The transitional service agreement provided that we pay a fee intended to approximate Campbell's cost to provide such services. These fees amounted to $8,943 in fiscal 1999 and $9,078 in fiscal 1998 for the four months following the spin-off.


11.  TRANSACTIONS WITH CAMPBELL PRIOR TO THE SPIN-OFF

     Certain Vlasic businesses participated in Campbell's centralized cash management system to finance operations. Cash deposits from Vlasic were transferred to Campbell on a daily basis and Campbell funded Vlasic disbursement bank accounts as required. Unpaid balances of checks were included in accounts payable. No interest was charged on transactions with Campbell. Campbell provided certain selling, general and administrative services to Vlasic including finance, legal, information technology, research and development, benefits, facilities and shared sales and distribution support. These expenses were allocated to Vlasic based on net sales, utilization or other methods which management believes to be reasonable. These allocations were $33,601 in the first eight months of fiscal 1998 prior to the spin-off, and $51,288 in fiscal 1997 and are included in the appropriate lines of the Consolidated Statements of Earnings. The expenses allocated to Vlasic for these services are not necessarily indicative of the expenses that would have been incurred if Vlasic had been a separate, independent entity and had


                                      (37)

NOTES TO CONSOLIDATED FINANCIAL             [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------
(in thousands, except per share amounts)


managed these functions. Subsequent to the spin-off, Vlasic manages these functions. Vlasic was included in the combined federal and certain state income tax returns of Campbell prior to spin-off. Income tax expense was calculated as if Vlasic had filed separate income tax returns for the entire fiscal year.


12.  OTHER EXPENSE (INCOME)

                                                                                  1999                  1998                  1997
                                                                                -------               -------               -------
Amortization of intangible and other assets                                     $ 2,833               $ 2,738               $ 2,764
Campbell stock related incentive programs                                          --                   3,207                 8,628
Gain on asset sales                                                                --                  (3,957)               (8,179)
Gains on fire insurance settlement                                                 --                  (2,814)                 --
Other, net                                                                       (1,412)               (2,101)                 (767)
                                                                                -------               -------               -------
   Total                                                                        $ 1,421               $(2,927)              $ 2,446
                                                                                =======               =======               =======

     Fiscal 1998 was the last year which included charges pertaining to Campbell's stock related incentive programs.


13.  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

     In the second quarter of fiscal 1998, we adopted Emerging Issues Task Force
(EITF) Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation." The EITF provided that costs of business process reengineering activities that are part of a systems development project are to be expensed as incurred. We previously capitalized certain consulting costs related to business process reengineering. The cumulative effect of this change in accounting principle was a $600 charge (net of $370 tax), or $(0.01) per diluted share for the fiscal year ended August 2, 1998.


14.  ACCOUNTS RECEIVABLE

                                                        1999            1998
                                                      ---------       ---------
Customers                                             $  88,851       $ 106,246
Allowances for cash discounts and bad debts              (4,547)         (5,055)
                                                      ---------       ---------
                                                         84,304         101,191
Other                                                     7,389          26,453
                                                      ---------       ---------
   Total                                              $  91,693       $ 127,644
                                                      =========       =========


15.  INVENTORIES

                                                      1999              1998
                                                    ---------         ---------
Raw materials, containers and supplies              $  43,883         $  52,074
Finished product                                      119,089           144,044
                                                    ---------         ---------
                                                      162,972           196,118
Less: Adjustment to LIFO basis                        (14,341)          (12,355)
                                                    ---------         ---------
   Total                                            $ 148,631         $ 183,763
                                                    =========         =========

     Inventories for which the last in, first out (LIFO) method of determining cost is used represented approximately 75% and 62% of inventories in 1999 and 1998, respectively.


                                      (38)

NOTES TO CONSOLIDATED FINANCIAL                [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (continued)
--------------------------------------------------------------------------------
(in thousands, except per share amounts)


16.  OTHER CURRENT ASSETS

                                                      1999                 1998
                                                    -------              -------
Prepaid expenses                                    $ 5,237              $ 6,029
Deferred taxes                                       11,164               18,058
Other                                                  --                  1,113
                                                    -------              -------
   Total                                            $16,401              $25,200
                                                    =======              =======


17.  PLANT ASSETS

                                                    1999                 1998
                                                 ---------            ---------
Land                                             $   7,843            $  16,615
Building                                           197,770              294,224
Machinery and equipment                            380,874              538,228
Projects in progress                                36,430               28,063
                                                 ---------            ---------
                                                   622,917              877,130
Accumulated depreciation                          (305,266)            (357,055)
                                                 ---------            ---------
   Total                                         $ 317,651            $ 520,075
                                                 =========            =========

     Depreciation provided in costs and expenses was $41,743 in fiscal 1999, $42,387 in fiscal 1998 and $42,044 in fiscal 1997. Fiscal 2000 capital expenditures are expected to approximate $35 million.


18.  OTHER ASSETS, PRINCIPALLY INTANGIBLE ASSETS

                                                                                                         1999                 1998
                                                                                                      --------             --------
Purchase price in excess of net assets of businesses acquired (goodwill)                              $ 41,117             $ 41,771
Trademarks                                                                                              13,875               19,850
Other intangibles                                                                                       36,920               36,920
                                                                                                      --------             --------
                                                                                                        91,912               98,541
Accumulated amortization                                                                               (23,249)             (21,106)
                                                                                                      --------             --------
   Total intangible assets                                                                              68,663               77,435
                                                                                                      --------             --------

Deferred debt issuance costs, net                                                                        7,868                 --
Prepaid pension benefit costs                                                                              461                3,348
Other assets                                                                                             2,590                5,475
                                                                                                      --------             --------
   Total                                                                                              $ 79,582             $ 86,258
                                                                                                      ========             ========

     Deferred debt issuance costs were incurred in connection with our issuance of senior subordinated notes and the amendment to our senior credit facility.


19.  PAYABLES TO SUPPLIERS AND OTHERS

                                                    1999                  1998
                                                  --------              --------
Trade payables                                    $ 88,691              $113,340
Book overdrafts                                     11,185                 7,870
                                                  --------              --------
   Total                                          $ 99,876              $121,210
                                                  ========              ========

     Book overdrafts represent outstanding checks in excess of funds on deposit.


                                      (39)

NOTES TO CONSOLIDATED FINANCIAL                [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (continued)
--------------------------------------------------------------------------------
(in thousands, except per share amounts)


20.  ACCRUED LIABILITIES

                                                 1999                    1998
                                               --------                --------
Employee compensation and benefits             $  7,097                $ 20,147
Accrued pension benefit costs                     3,030                   1,524
Marketing                                        10,052                  16,778
Restructuring                                     1,349                  24,734
Interest                                          4,364                   2,874
Other                                            28,095                  27,273
                                               --------                --------
   Total                                       $ 53,987                $ 93,330
                                               ========                ========


21.  OTHER LIABILITIES

                                                 1999                    1998
                                               --------                --------
Postretirement benefits                        $ 35,921                $ 32,493
Deferred compensation                             6,459                   7,721
Postemployment benefits                           6,834                   6,834
                                               --------                --------
   Total                                       $ 49,214                $ 47,048
                                               ========                ========


22.  LONG-TERM DEBT

                                                                                                      1999                    1998
                                                                                                    --------                --------
Senior credit facility                                                                              $271,900                $557,000
$200 million 10 1/4% Senior subordinated notes due 2009,
   less unamortized discount                                                                         196,962                    --
Capital lease obligations and other                                                                      272                   1,873
                                                                                                    --------                --------
   Total                                                                                            $469,134                $558,873
                                                                                                    ========                ========

     In connection with the spin-off, we incurred debt of approximately $560 million under a five-year $750 million unsecured revolving credit facility, consisting of $500 million indebtedness assumed from Campbell and $60 million incurred to repay certain intercompany payables representing advances from Campbell to subsidiaries of Vlasic.

     We entered into an amended and restated credit agreement dated September 30, 1998 with various lenders providing for senior secured credit facilities. Effective June 9, 1999, we further amended our restated senior credit facility with Amendment No. 1 to the restated senior credit facility. The senior credit facility consists of (1) a senior secured term loan in a principal amount of $100 million and (2) senior secured revolving credit commitments providing for revolving loans, initially in the aggregate amount of up to $550 million. We are required to make mandatory prepayments on the senior credit facility and permanently reduce revolving credit commitments under certain circumstances, including upon certain asset sales, issuance of debt securities, issuance of equity securities and receipt of casualty proceeds which include property insurance proceeds and condemnation awards. At our option, subject to certain requirements, loans may be prepaid in whole or in part. As a result of the application of the net proceeds from the sale of our senior subordinated notes and the divestiture of our Swift-Armour Argentine beef business, the amount available to be borrowed under the revolving credit commitments was permanently reduced to $279 million. Loans under the revolving credit commitments will be available at any time through the final maturity date on February 20, 2003 and the term loan matures on February 20, 2003. As of August 1, 1999, $107.1 million was available under the revolving credit commitments.

     Borrowings under the amended revolving credit facility and the term loan bear interest at rates that, at our option, vary with the prime rate, CD rate, LIBOR or money market rates plus applicable credit margins. The average interest rate at August 1, 1999 was 7.2%. We are obligated to pay a facility fee ranging from 0.15% to 0.5% on the credit exposure of the banks.


                                      (40)

NOTES TO CONSOLIDATED FINANCIAL                [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (continued)
--------------------------------------------------------------------------------
(in thousands, except per share amounts)



     On June 29, 1999, we issued senior subordinated notes with an aggregate principal amount of $200 million at an issue price of 98.472%. The notes mature on July 1, 2009. The approximately $189 million of net proceeds from the offering were used to repay a portion of the indebtedness outstanding under our senior credit facility. Interest on the notes accrues at the rate of 10 1/4% per annum and is payable semi-annually in arrears on January 1 and July 1 of each year, commencing on January 1, 2000. On or after July 1, 2004, the notes may be redeemed in whole or in part at a stated price.

     The senior credit facility and our senior subordinated debt contain a number of significant covenants that, among other things, restrict our ability to engage in mergers and sales of assets, create liens on our assets, incur additional indebtedness, make investments and acquisitions, or engage in transactions with our subsidiaries and affiliates. In addition, under the senior credit facility, we are required to comply with specified ratios and tests, including maximum debt/EBITDA ratio, minimum fixed charge coverage ratio and a limitation on capital expenditures. Under the senior subordinated debt we are required to comply with a minimum fixed charge coverage ratio. A breach of any of these covenants could result in a default under our debt agreements. A default, if not waived, could result in acceleration of our indebtedness, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. As of August 1, 1999, we were in compliance with the covenants. If we are not successful in executing our business plan, we may not continue to be in compliance with the covenants.


23.  FINANCIAL INSTRUMENTS

     We utilize derivative financial instruments to enhance our ability to manage risks, including interest rate and foreign currency, which exist as part of ongoing business operations. We do not enter into contracts for speculative purposes, nor are we a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines.

     We rely primarily on bank and public bond market borrowings to meet our funding requirements. We utilize interest rate swap agreements to reduce the potential exposure to interest rate movements and to achieve a desired proportion of variable versus fixed rate debt. The amounts paid or received on hedges related to debt are recognized as an adjustment to interest expense. The notional amount of the outstanding interest rate swap was $50 million at August 1, 1999. As a result of the net proceeds received from the sale of the senior subordinated notes and the Swift-Armour Argentine beef business, the amount available to be borrowed under the revolving credit commitments was permanently reduced to $279 million. Accordingly, we settled two interest rate swap contracts during the fourth quarter of fiscal 1999 with a total notional amount of $100 million for a $1.2 million gain which was recorded as a reduction of interest expense.

     We utilize an irrevocable standby letter of credit with one-year renewable terms to satisfy worker's compensation self-insurance security deposit requirements. The contract value of the outstanding standby letter of credit as of August 1, 1999 was $2.7 million, which approximates fair value. We also utilize foreign currency exchange contracts, including swap and forward contracts, to hedge existing foreign currency exposures. Foreign exchange gains and losses on derivative financial instruments are recognized and offset foreign exchange gains and losses on the underlying exposures. At August 1, 1999, we had contracts, which mature prior to December 1999, to receive approximately U.S. $1.2 million and pay British pounds. The contracts are for our U.K. operations which buy products from the United States.

     We are exposed to credit loss in the event of non-performance by the counterparties in swap and forward contracts. We minimize our credit risk on these transactions by only dealing with leading, credit-worthy financial institutions having long-term credit ratings of "A" or better and, therefore, do not anticipate non-performance. In addition, the contracts are distributed among several financial institutions, thus minimizing credit risk concentration.

     The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and short-term and long-term debt approximate fair value.


                                      (41)

NOTES TO CONSOLIDATED FINANCIAL                [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (continued)
--------------------------------------------------------------------------------
(in thousands, except per share amounts)



24.  STATEMENTS OF CASH FLOW

                                         1999             1998             1997
                                       -------          -------          -------
Interest paid                          $43,031          $10,572          $ 1,600
Interest received                      $   739          $   388          $   588
Income taxes paid                      $ 6,938          $23,079          $28,276


25. QUARTERLY DATA (UNAUDITED)

                                                                                         1999
                                                           -------------------------------------------------------------------
                                                             First            Second             Third                Fourth
                                                           ---------         ---------         ---------             ---------
Net sales                                                  $ 327,050          $ 356,625          $ 320,633           $ 303,678
Cost of products sold                                      $ 236,539          $ 249,209          $ 222,175           $ 214,434
Net earnings (loss)                                        $   4,664          $  11,805          $(140,128)          $  (2,672)

Earnings (loss) per share - basic                          $    0.10          $    0.26          $   (3.08)          $   (0.06)
Earnings (loss) per share - assuming dilution              $    0.10          $    0.26          $   (3.08)(1)       $   (0.06)(1)

Market price
   High                                                    $19 15/16          $23 13/16          $      21           $   9 1/4
   Low                                                     $ 14 3/16          $  18 1/2          $ 7 15/16           $ 6 15/16

                                                                                         1998
                                                           -------------------------------------------------------------------
                                                             First            Second             Third                Fourth
                                                           ---------         ---------         ---------             ---------
Net sales                                                  $ 347,852         $ 375,317         $ 320,694             $ 313,411
Cost of products sold                                      $ 251,340         $ 267,884         $ 231,457             $ 227,344
Net earnings (loss)                                        $  16,073         $  18,238         $ (16,598)            $ (24,112)

Earnings (loss) per share - basic                          $    0.35         $    0.40         $   (0.37)            $   (0.53)
Earnings (loss) per share - assuming dilution              $    0.35         $    0.40         $   (0.37)(1)         $   (0.53)(1)

Market price
   High                                                                                        $  26 5/8             $ 24 9/16
   Low                                                                                         $  21 7/8             $ 16 9/16

(1) Excludes potentially dilutive shares as the result would be antidilutive.

     Net earnings (loss) for fiscal 1999 includes the impact of special items totaling $135.3 million before taxes, $142.3 million after taxes, including a $7 million income tax charge on repatriated foreign dividends, or $3.13 per share. The second quarter fiscal 1999 included a gain of $3.2 million after tax or $0.07 per share, the third quarter fiscal 1999 included net special items of $146.8 million or $3.23 per share, and the fourth quarter fiscal 1999 included a gain of $1.3 million or $0.03 per share.

     Net earnings (loss) for fiscal 1998 includes the impact of special items totaling $42.5 million before taxes or $0.80 per share as follows: the impairment loss on assets held for sale of $14.4 million or $0.32 per share in the fourth quarter and year ended fiscal 1998 and a restructuring charge of $28.1 million before tax, $21.8 million after tax or $0.48 per share, in the third quarter and year ended fiscal 1998.

     Earnings (loss) per share calculations for each of the quarters are based on the average shares outstanding for each period; consequently, the sum of the quarters may not necessarily be equal to the full year earnings (loss) per share amount.


                                      (42)

SELECTED FINANCIAL DATA                        [VLASIC FOODS INTERNATIONAL LOGO]
--------------------------------------------------------------------------------
(in thousands, except per share amounts)


                                             1999(1)             1998(2)             1997(3)(4)           1996(5)         1995
                                          -----------         -----------           -----------        -----------     -----------
STATEMENT OF EARNINGS DATA:
Net sales                                 $ 1,307,986         $ 1,357,274           $ 1,508,285        $ 1,498,967     $ 1,504,318
Earnings (loss) before cumulative
   effect of accounting change               (126,331)             (5,799)               78,140             60,867          70,982
Cumulative effect of accounting
   change                                        --                  (600)                 --                 --              --
Net earnings (loss)                          (126,331)             (6,399)               78,140             60,867          70,982
Earnings (loss) per share - basic(6)      $     (2.78)        $     (0.14)
Weighted average shares
   outstanding - basic                         45,500              45,458
Earnings (loss) per share -
   assuming dilution(6)                   $     (2.78)        $     (0.14)
Weighted average shares
   outstanding - assuming dilution             45,500(8)           45,458(8)

BALANCE SHEET DATA:
Total assets                              $   665,433         $   959,273           $   895,108        $   923,331     $   923,659
Long-term debt(7)                             469,134             558,873                 2,252              3,166           3,591
Shareowners' equity (deficit) (7)             (20,401)            106,604               632,298            659,866         693,736


(1) Includes after-tax special items of $142,314 or $3.13 per share, consisting of $134,529 relating to the divestitures of our Kattus business and our Swift-Armour Argentine beef business, net restructuring charges of $785 and a $7,000 income tax charge for the impact of the repatriation of foreign dividends.

(2) Includes after-tax special charges of $36,220, or $0.80 per share, consisting of restructuring charges of $21,820 and an impairment loss of $14,400. Also includes the cumulative effect of a change in accounting principle for business process engineering costs - a charge of $600 or $0.01 per share.

(3) Fiscal 1997 includes 53 weeks compared to 52 weeks in fiscal 1999, fiscal 1998, fiscal 1996 and fiscal 1995.

(4) Includes after-tax restructuring charges of $7,757.

(5) Includes after-tax restructuring charges of $22,842.

(6) Per share data for years prior to 1998 have not been presented because Vlasic was not a publicly held company.

(7) At the March 30, 1998 spin-off, Vlasic assumed $500 million of long-term debt from Campbell.

(8) Excludes potentially dilutive shares as the result would be antidilutive.


                                      (43)

REPORT OF MANAGEMENT                           [VLASIC FOODS INTERNATIONAL LOGO]
--------------------------------------------------------------------------------



     The accompanying financial statements have been prepared by our management in conformity with generally accepted accounting principles to reflect the financial position of Vlasic and our operating results. Financial information appearing throughout this Annual Report is consistent with that in the financial statements. Management is responsible for the information and representations in such financial statements, including the estimates and judgements required for their preparation. In order to meet its responsibility, management maintains a system of internal controls designed to assure that assets are safeguarded and that financial records properly reflect all transactions. We also maintain a worldwide auditing function to periodically evaluate the adequacy and effectiveness of such internal controls, as well as our administrative procedures and reporting practices.

     The report of PricewaterhouseCoopers LLP, our independent accountants, covering their audit of the financial statements, is included in this annual report. Their independent audit of our financial statements includes a review of the system of internal accounting controls to the extent they consider necessary to evaluate the system as required by generally accepted auditing standards. Our internal auditors report directly to the Audit Committee of the Board of Directors, which is composed entirely of Directors who are not officers or employees of Vlasic.

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



/s/ Robert F. Bernstock  /s/ Mitchell P. Goldstein      /s/ Joseph Adler

  Robert F. Bernstock     Mitchell P. Goldstein            Joseph Adler
    President and          Vice President and      Vice President and Controller
Chief Executive Officer  Chief Financial Officer

September 15, 1999



REPORT OF INDEPENDENT ACCOUNTANTS              [VLASIC FOODS INTERNATIONAL LOGO]
--------------------------------------------------------------------------------

To the Board of Directors and Shareowners of Vlasic Foods International Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareowners' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Vlasic Foods International Inc. and its subsidiaries at August 1, 1999 and August 2, 1998, and the results of their operations and their cash flows for each of the three years in the period ended August 1, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
September 15, 1999


                                      (44)