Form 10-K/A, Exhibit 13
period 1999-08-01
VLASIC FOODS INTERNATIONAL INC
filed 2000-04-28
CIK 1056312

                                                                    Exhibit 13.1

    PAGES 9 THROUGH 47 OF VLASIC'S 1999 ANNUAL REPORT TO SHAREOWNERS FOR THE
                        FISCAL YEAR ENDED AUGUST 1, 1999

FINANCIAL TABLE OF CONTENTS                                        [VLASIC
                                                             FOODS INTERNATIONAL
                                                                    LOGO]
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Results of
     Operations and Financial Condition ................             10

Consolidated Statements of Earnings ....................             24

Consolidated Balance Sheets ............................             25

Consolidated Statements of Cash Flows ..................             26

Consolidated Statements of Shareowners' Equity (Deficit)             27

Notes to Consolidated Financial Statements .............             28

Selected Financial Data ................................             45

Report of Management ...................................             46

Report of Independent Accountants ......................             47





                                      (9)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                             [VLASIC
RESULTS OF OPERATIONS AND FINANCIAL                          FOODS INTERNATIONAL
CONDITION                                                            LOGO]
--------------------------------------------------------------------------------
INTRODUCTION

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



                                      (10)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                            [VLASIC
RESULTS OF OPERATIONS AND FINANCIAL                          FOODS INTERNATIONAL
CONDITION (continued)                                                LOGO]
--------------------------------------------------------------------------------


GOING CONCERN MATTERS [SEE "EXPLANATORY NOTE" ON PAGE 2 OF OUR AMENDED ANNUAL REPORT ON FORM 10K/A]

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As discussed in Note 22, we have significant borrowings which require, among other things, compliance with certain financial ratios, specifically a debt/EBITDA ratio and a fixed charge coverage ratio, on a quarterly basis. As a result of operating losses incurred during the quarter ended January 30, 2000, we were not in compliance with the financial ratio covenants under our senior credit facility; however, we requested and received a waiver through February 29, 2000. We have received a further waiver of these financial ratio covenants from our lenders through June 20, 2000 in consideration for the payment of a fee and an increase in interest rates. The waiver required delivery of and compliance with a cash budget and established a minimum EBITDA test to be met as of April 30, 2000. If the minimum EBITDA test is not met, the waiver will expire on May 31, 2000. Additionally, if the cash budget is not met, we will be unable to borrow under the senior credit facility. The waiver also required that the senior credit facility be secured by liens on substantially all of our real property in the United States on or before April 30, 2000.

     We fully expect to be in compliance with the minimum EBITDA test and the other terms and conditions of the waiver and we do not anticipate needing any additional borrowings through June 20, 2000.

     We are exploring strategic opportunities including, but not limited to, potential divestitures, joint manufacturing or marketing ventures, acquisitions, a merger, a recapitalization or other actions. The investment banking firm of Lazard Freres & Co. has been hired to assist with this strategic review and to formulate proposed plans and actions for the consideration of our Board of Directors. Because Lazard Freres & Co. is currently conducting its review and formulation of proposed plans and actions, no assessment can be made of the likelihood that such plans and actions can be effectively implemented. Moreover, regardless of the outcome of the strategic review, an extension of the existing waiver, a new waiver covering certain terms and conditions of the senior credit facility, an amendment of the senior credit facility, a de novo senior credit facility or some combination of the above will be required. Without such an action, we will be in default on June 20, 2000. Although no assurances can be given, we expect that the plans and actions proposed by the strategic review and to be acted upon by our Board of Directors will enable us to successfully fulfill such requirement and that we will be able to effectively implement them. In particular, we anticipate being able to negotiate with our present senior credit bank syndicate, as is necessary, for an extension of the existing waiver or for a new waiver, before the current waiver expires on June 20, 2000, so as to preclude any acceleration of our indebtedness. Our continuation as a going concern is dependent upon our ability to successfully establish the necessary financing arrangements and to comply with the terms thereof.

     A breach of any of the terms and conditions of the waiver, or subsequent breaches of the financial covenants under the senior credit facility could result in acceleration of our indebtedness, in which case the debt would become immediately due and payable. Based upon our current projections, we do not believe we will comply with the existing financial covenants unless they are modified, as they have been in the waiver. If there is no modification of the existing financial covenants, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. We have, however, received such modifications in the past in the form of waivers and an amendment to our senior credit facility.

     Our ability to operate as a going concern is dependent on our ability to successfully negotiate with our senior credit bank syndicate to preclude acceleration after June 20, 2000. However, although no assurances can be given, we remain confident that we will be able to continue operating as a going concern.

     The discussion above should be considered when reading the Liquidity section on pages 19 and 20 of this Amended Annual Report.



                                      (11)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                            [VLASIC
RESULTS OF OPERATIONS AND FINANCIAL                          FOODS INTERNATIONAL
CONDITION (continued)                                                LOGO]
--------------------------------------------------------------------------------

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


                                      (12)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF        [VLASIC FOODS INTERNATIONAL LOGO]
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (continued)
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS

     The following table sets forth certain items in our consolidated statements of earnings as percentages of our net sales for the fiscal years indicated:


                                                 1999          1998         1997
                                                 ----          ----         ----
Net sales ...............................        100.0%       100.0%       100.0%
                                                 -----        -----        -----
Cost of products sold ...................         70.6%        72.0%        69.5%
Marketing and selling expenses ..........         18.7%        18.1%        17.7%
Administrative expenses .................          4.8%         4.7%         3.5%
Research and development expenses .......          0.6%         0.6%         0.6%
Other expense (income) ..................          0.1%        (0.2%)        0.2%
Special items ...........................         10.3%         3.1%         0.8%
                                                 -----        -----        -----
   Total costs and expenses .............        105.1%        98.3%        92.3%
                                                 -----        -----        -----
Earnings (loss) before interest and taxes         (5.1%)        1.7%         7.7%
                                                 =====        =====        =====

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



                                      (14)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (continued)                          [VLASIC FOODS INTERNATIONAL LOGO]
--------------------------------------------------------------------------------
FISCAL YEAR ENDED AUGUST 2, 1998 COMPARED TO FISCAL YEAR ENDED AUGUST 3, 1997

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



                                      (15)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (continued)                          [VLASIC FOODS INTERNATIONAL LOGO]
--------------------------------------------------------------------------------
     INTEREST EXPENSE. Our historical financial statements reflected minimal interest expense prior to the spin-off as there was no allocation of interest expense on Campbell's net investment. Subsequent to the spin-off, interest expense included interest on the $500 million of debt assumed from Campbell as well as the $60 million incurred to repay certain intercompany payables representing advances from Campbell to Vlasic's subsidiaries. We believe that pro forma earnings, reflecting pro forma interest expense for the spin-off, provide more meaningful comparisons. Assuming that the spin-off had been consummated as of the beginning of fiscal 1997, pro forma net interest expense would have been approximately $38.6 million for fiscal 1998 and approximately $40.1 million for fiscal 1997.

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

     Special items of $42.5 million ($36.2 million after tax) were recorded in fiscal 1998. A special charge of $28.1 million ($21.8 million after tax) was recorded in the third quarter of fiscal 1998 to cover the costs of a restructuring program. The restructuring program was designed to improve operational efficiency by exiting certain U.S. and European administrative offices and production facilities. The restructuring program provided for the reduction of our



                                      (16)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                            [VLASIC
RESULTS OF OPERATIONS AND FINANCIAL                          FOODS INTERNATIONAL
CONDITION (continued)                                                LOGO]
--------------------------------------------------------------------------------
worldwide workforce by approximately 425 full-time administrative and operational positions. In September 1998 we sold our Peterlee frozen foods facility in the United Kingdom. Additionally during November 1998, we commenced closing our seasonal pickle plant in Bridgeport, Michigan. The plant employed approximately 25 full time workers and an additional 375 seasonal workers from May through September. The restructuring charge included approximately $11.6 million in cash charges primarily related to severance and employee benefit costs. The balance of the restructuring charge, amounting to $16.5 million, related to non-cash charges for losses on the disposition of plant assets. This program was completed during the third quarter of fiscal 1999. Third quarter fiscal 1999 results included a $3.2 million benefit recorded as a Special item in the Statement of Earnings to reverse the remaining unutilized restructuring charge. The fiscal 1998 restructuring program resulted in approximately $7 million in aggregate savings in fiscal 1999 primarily from reductions in plant overhead and depreciation and employee salaries and benefits.

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



                                      (17)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                            [VLASIC
RESULTS OF OPERATIONS AND FINANCIAL                          FOODS INTERNATIONAL
CONDITION (continued)                                                LOGO]
--------------------------------------------------------------------------------
     The following table sets forth certain segment information for the fiscal years indicated (in thousands):

                                                    1999              1998               1997
                                                    ----              ----               ----
Net Sales
   Frozen Foods                                $   528,657       $   541,436       $   614,467
   Grocery Products                                452,623           477,395           538,684
   Agricultural Products                           334,059           347,872           366,113
   Eliminations                                     (7,353)           (9,429)          (10,979)
                                               -----------       -----------       -----------
     Total                                     $ 1,307,986       $ 1,357,274       $ 1,508,285
                                               ===========       ===========       ===========

Earnings (Loss) Before Interest and Taxes
   Frozen Foods                                $    37,971       $    31,469       $    56,268
   Grocery Products                                 46,149            (2,517)           49,513
   Agricultural Products                          (150,869)           (6,315)           10,846
                                               -----------       -----------       -----------
     Total                                     $   (66,749)      $    22,637       $   116,627
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

     See also "Going Concern Matters" on page 11 of this Amended Annual Report.

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


                                      (20)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL                          [VLASIC FOODS
CONDITION (continued)                                     INTERNATIONAL LOGO]
--------------------------------------------------------------------------------
     MARKET RISK SENSITIVITY

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

                                              Year of Maturity
                                      -------------------------------

Debt                                   2003                    2009            Total           Fair Value
                                     --------                --------          -----           ----------
Fixed rate                                               $    196,962       $     196,962      $     193,500
Average interest rate                                          10 1/4%
Variable rate                  $      271,900                               $     271,900      $     271,900
Average interest rate                     7.2%
Interest Rate Swaps:
Variable to fixed (1)          $       50,000                               $      50,000      $        843
Average pay rate                          5.9%
Average receive rate                      5.3%


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

                                                                                                                     Average
                                                                                                                   Contractual
                                                                                                 Contract           Exchange
                                                                                                  Amount              Rate
                                                                                                -----------        -----------
Receive U.S.$ / Pay U.K. [pound sterling]                                                        $       1,210             1.612

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


                                      (21)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL                             [VLASIC FOODS
CONDITION (continued)                                        INTERNATIONAL LOGO]
--------------------------------------------------------------------------------
SEASONALITY

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

     Concurrently with the Year 2000 readiness measures described above, we and our operating subsidiaries


                                      (22)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF     [VLASIC FOODS INTERNATIONAL LOGO]
RESULTS OF OPERATIONS AND FINANCIAL
CONDITION (continued)
-------------------------------------------------------------------------------

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


RECENT DEVELOPMENTS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FAS Statement 133," which postponed the adoption date of SFAS No. 133. We must adopt the statement beginning fiscal 2001. We are currently evaluating the effect that implementation of the new standard will have on our results of operations and financial position.


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

     - issues associated with our business and information systems and embedded technology, including Year 2000 and other system problems which could disrupt our operations -- we would also be impacted by software and system problems of our vendors and customers;

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


                                      (23)

CONSOLIDATED STATEMENTS OF EARNINGS            [VLASIC FOODS INTERNATIONAL LOGO]
--------------------------------------------------------------------------------

(in thousands, except per share amounts)

                                                                                   1999              1998               1997
                                                                                  52 weeks         52 weeks          53 weeks
                                                                                -----------       -----------       -----------
Net sales                                                                       $ 1,307,986       $ 1,357,274       $ 1,508,285
                                                                                -----------       -----------       -----------

Costs and expenses
   Cost of products sold                                                            922,357           978,025         1,048,433
   Marketing and selling expenses                                                   244,810           245,119           266,475
   Administrative expenses                                                           62,799            64,063            53,050
   Research and development expenses                                                  8,034             7,907             8,620
   Other expense (income)                                                             1,421            (2,927)            2,446
   Special items                                                                    135,314            42,450            12,634
                                                                                -----------       -----------       -----------
     Total costs and expenses                                                     1,374,735         1,334,637         1,391,658
                                                                                -----------       -----------       -----------

Earnings (loss) before interest and taxes                                           (66,749)           22,637           116,627
   Interest expense                                                                  44,521            13,446             1,600
   Interest income                                                                      739               388               588
                                                                                -----------       -----------       -----------
Earnings (loss) before taxes                                                       (110,531)            9,579           115,615
Taxes on earnings                                                                    15,800            15,378            37,475
                                                                                -----------       -----------       -----------
Earnings (loss) before cumulative effect of
   accounting change                                                               (126,331)           (5,799)           78,140
Cumulative effect of accounting change                                                   --              (600)               --
                                                                                -----------       -----------       -----------
Net earnings (loss)                                                             $  (126,331)      $    (6,399)      $    78,140
                                                                                ===========       ===========       ===========

Earnings (Loss) Per Share:

   Per share -- basic                                                           $     (2.78)      $     (0.14)

   Weighted average shares outstanding -- basic                                      45,500            45,458

   Per share -- assuming dilution                                               $     (2.78)      $      (0.14)

   Weighted average shares outstanding -- assuming dilution                           45,500 *           45,458 *



* Excludes potentially dilutive shares as the result would be antidilutive.

See accompanying Notes to Consolidated Financial Statements


                                      (24)

CONSOLIDATED BALANCE SHEETS                    [VLASIC FOODS INTERNATIONAL LOGO]
--------------------------------------------------------------------------------
(in thousands)

                                                                       August 1,      August 2,
                                                                         1999           1998
                                                                     -----------     ----------
Current assets
   Cash and cash equivalents                                         $  11,475       $  16,333
   Accounts receivable                                                  91,693         127,644
   Inventories                                                         148,631         183,763
   Other current assets                                                 16,401          25,200
                                                                     ---------       ---------
     Total current assets                                              268,200         352,940
                                                                     ---------       ---------
   Plant assets, net                                                   317,651         520,075
   Other assets, principally intangible assets, net                     79,582          86,258
                                                                     ---------       ---------
     Total assets                                                    $ 665,433       $ 959,273
                                                                     =========       =========
Current liabilities
   Notes payable                                                     $     194       $  12,535
   Payable to suppliers and others                                      99,876         121,210
   Accrued liabilities                                                  53,987          93,330
                                                                     ---------       ---------
     Total current liabilities                                         154,057         227,075
                                                                     ---------       ---------


Long-term debt                                                         469,134         558,873
Deferred income taxes                                                   13,429          19,673
Other liabilities                                                       49,214          47,048
                                                                     ---------       ---------
   Total liabilities                                                   685,834         852,669
                                                                     ---------       ---------

Shareowners' equity (deficit)
   Preferred stock, no par value; authorized 4,000 shares;
     none issued                                                            --              --
   Common stock, no par value; authorized 56,000 shares;
     issued shares 45,502 shares and 45,488 shares at August 1,
     1999 and August 2, 1998, respectively                             137,758         137,473
   Accumulated deficit                                                (151,446)        (25,115)
   Accumulated other comprehensive earnings (loss)                      (6,713)         (5,754)
                                                                     ---------       ---------
     Total shareowners' equity (deficit)                               (20,401)        106,604
                                                                     ---------       ---------
                                                                            --              --
Total liabilities and shareowners' equity (deficit)                  $ 665,433       $ 959,273
                                                                     =========       =========

See accompanying Notes to Consolidated Financial Statements


                                      (25)

CONSOLIDATED STATEMENTS OF CASH FLOWS          [VLASIC FOODS INTERNATIONAL LOGO]
--------------------------------------------------------------------------------

(in thousands)

                                                                   1999            1998            1997
                                                                ---------       ---------       ---------
Cash flows from operating activities:
   Net earnings (loss)                                          $(126,331)      $  (6,399)      $  78,140
   Non-cash charges to net earnings (loss)
     Loss on sale of businesses, net                              134,529          14,400              --
     Restructuring charges, net                                       785          28,050          12,634
     Depreciation and amortization                                 44,243          45,125          44,808
     Deferred income taxes                                          8,862          (7,701)          9,199
     Postretirement healthcare benefits                             3,428             963              --
     Cumulative effect of accounting change                            --             600              --
     Other, net                                                    (1,263)         (2,700)          1,515
   Changes in working capital
     Accounts receivable                                          (14,393)        (17,213)         11,016
     Inventories                                                      184         (19,263)         16,858
     Other current assets and liabilities                          (5,084)        (28,514)          4,269
                                                                ---------       ---------       ---------
       Net cash provided by operating activities                   44,960           7,348         178,439
                                                                ---------       ---------       ---------

Cash flows from investing activities:
   Purchases of plant assets                                      (50,593)        (62,273)        (79,301)
   Sales of plant assets                                            8,898           6,424           8,431
   Proceeds from businesses sold, net of cash sold                 98,425              --              --
   Business acquired                                                   --          (6,350)             --
   Other, net                                                       1,521          (1,101)            846
                                                                ---------        --------        --------
       Net cash provided by (used in) investing activities         58,251         (63,300)        (70,024)
                                                                ---------        --------        --------

Cash flows from financing activities:
   Long-term borrowings                                           411,556          98,542              --
   Repayment of long-term borrowings                             (499,800)        (42,000)           (427)
   Short-term borrowings (repayments)                             (12,116)         12,335             (17)
   Deferred debt issuance costs                                    (7,944)             --              --
   Issuance of common stock                                           285             519              --
   Net transactions with Campbell                                      --          (6,500)       (104,029)
                                                                ---------       ---------        --------
       Net cash provided by (used in) financing activities       (108,019)         62,896        (104,473)
                                                                ---------       ---------        --------

   Effect of exchange rate changes on cash                            (50)            (20)            (86)
                                                                ---------       ---------       ---------
       Net change in cash and cash equivalents                     (4,858)          6,924           3,856

Cash and cash equivalents -- beginning of period                   16,333           9,409           5,553
                                                                ---------       ---------       ---------
Cash and cash equivalents -- end of period                      $  11,475       $  16,333       $   9,409
                                                                =========       =========       =========

See accompanying Notes to Consolidated Financial Statements


                                      (26)

                                                                  [VLASIC
CONSOLIDATED STATEMENTS                                      FOODS INTERNATIONAL
OF SHAREOWNERS' EQUITY (DEFICIT)                                    LOGO]
--------------------------------------------------------------------------------
(in thousands)

                                                                                                        Other
                                             Common Stock                             Campbell       Comprehensive      Total
                                             ------------              Accumulated       Net           Earnings      Shareowners'
                                         Shares         Amount          Deficit       Investment        (Loss)      Equity (Deficit)
                                         ------         ------          -------       ----------        ------      ----------------

Balance at July 28, 1996                                                             $  659,057     $       809    $   659,866
Comprehensive earnings (loss):
   Net earnings (loss) prior to spin-off                                                 78,140                         78,140
   Other comprehensive earnings (loss)
     Foreign currency translation
       adjustments                                                                                       (1,679)        (1,679)
                                                                                                                    ----------
   Comprehensive earnings (loss)                                                                                        76,461
                                                                                                                    ----------
Net transactions with Campbell                                                         (104,029)                      (104,029)
                                                                                       --------            ----     ----------

Balance at August 3, 1997                                                               633,168            (870)       632,298
                                                                                        -------            ----        -------



Comprehensive earnings (loss):
   Net earnings (loss) prior to spin-off                                                 18,716                         18,716
   Net earnings (loss) after the spin-off                            $   (25,115)                                      (25,115)
                                                                                                                    ----------
     Total net earnings (loss)                                                                                          (6,399)
                                                                                                                    ----------
   Other comprehensive earnings (loss)
     Foreign currency translation
       adjustments                                                                                       (4,884)        (4,884)
                                                                                                                    ----------
   Comprehensive earnings (loss)                                                                                       (11,283)
                                                                                                                    ----------
Net transactions with Campbell as of
   the spin-off date:
   Assumption of debt, pension and
     postretirement obligations and net
     deferred tax liabilities                                                          (514,930)                      (514,930)
   Contribution to capital of remaining
     Campbell net investment                          $  136,954                       (136,954)                         -   .
Issuance of shares of common stock
   in connection with the spin-off         45,455
Issuance of shares of common stock as
   a result of exercised stock options         33            519                                                           519
                                           ------     ----------     -----------       --------     -----------    -----------

Balance at August 2, 1998                  45,488        137,473         (25,115)            --          (5,754)       106,604
                                           ------     ----------     -----------       --------     -----------    -----------



Comprehensive earnings (loss):
   Net earnings (loss)                                                  (126,331)                                     (126,331)
   Other comprehensive earnings (loss)
     Foreign currency translation
       adjustments                                                                                         (282)          (282)
     Reclassification adjustment for
       business sold                                                                                       (677)          (677)
                                                                                                                    ----------
   Comprehensive earnings (loss)                                                                                      (127,290)
                                                                                                                    ----------
Issuance of shares of common stock as
   a result exercised of stock options         14            285                                                           285
                                           ------     ----------     -----------                    -----------    -----------

Balance at August 1, 1999                  45,502     $  137,758     $  (151,446)                   $    (6,713)   $   (20,401)
                                           ======     ==========     ===========                    ===========    ===========





See accompanying Notes to Consolidated Financial Statements


                                      (27)

NOTES TO CONSOLIDATED FINANCIAL                                    [VLASIC
STATEMENTS                                                   FOODS INTERNATIONAL
                                                                     LOGO]
--------------------------------------------------------------------------------
(in thousands, except per share amounts)


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

                                      (28)

NOTES TO CONSOLIDATED FINANCIAL                                    [VLASIC
STATEMENTS (CONTINUED)                                       FOODS INTERNATIONAL
                                                                    LOGO]
--------------------------------------------------------------------------------
(in thousands, except per share amounts)

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

                                      (29)

NOTES TO CONSOLIDATED FINANCIAL                                     [VLASIC
STATEMENTS (CONTINUED)                                       FOODS INTERNATIONAL
                                                                     LOGO]
--------------------------------------------------------------------------------
(in thousands, except per share amounts)

5.  RESTRUCTURING CHARGES

                                   Loss on Asset   Severance
                                    Disposition   and Benefits  Other       Total
                                   -------------  ------------  --------    --------
Balance at July 28, 1996             $ 14,343       $  9,152    $  6,049    $ 29,544
   Restructuring accrual                7,991          3,253       1,390      12,634
   Fiscal 1997 spending               (16,810)        (9,485)     (6,049)    (32,344)
                                     --------       --------    --------    --------
Balance at August 3, 1997               5,524          2,920       1,390       9,834
   Restructuring accrual               16,500          8,200       3,350      28,050
   Fiscal 1998 spending                (7,345)        (4,169)     (1,636)    (13,150)
                                     --------       --------    --------    --------
Balance at August 2, 1998              14,679          6,951       3,104      24,734
   Restructuring accrual                2,400          1,400         200       4,000
   Fiscal 1999 spending               (16,377)        (4,768)     (3,025)    (24,170)
   Unutilized restructuring charge       (702)        (2,434)        (79)     (3,215)
                                     --------       --------    --------    --------
Balance at August 1, 1999            $     --       $  1,149    $    200    $  1,349
                                     ========       ========    ========    ========


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

                                      (30)

NOTES TO CONSOLIDATED FINANCIAL                                    [VLASIC
STATEMENTS (CONTINUED)                                       FOODS INTERNATIONAL
                                                                     LOGO]
--------------------------------------------------------------------------------

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
                                            ===========    ===========    ===========

                                      (31)

NOTES TO CONSOLIDATED FINANCIAL                                    [VLASIC
STATEMENTS (CONTINUED)                                       FOODS INTERNATIONAL
                                                                     LOGO]
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

                                                       Pension Benefits        Other Postretirement Benefits
                                                    -----------------------    -----------------------------
                                                      1999          1998(1)      1999               1998(1)
                                                    --------       --------    --------            --------
CHANGE IN BENEFIT OBLIGATION

   Net benefit obligation at beginning of year      $ 77,020       $ 66,380    $ 24,786            $ 21,450
   Service cost                                        4,911          1,291       2,888                 727
   Interest cost                                       5,515          1,666       1,619                 481
   Actuarial (gain)/loss                             (12,295)         7,745      (5,068)              2,128
   Gross benefits paid                                  (530)           (62)       (329)                 --
                                                    --------       --------    --------            --------
       Net benefit obligation at end of year          74,621         77,020      23,896              24,786
                                                    --------       --------    --------            --------

CHANGE IN PLAN ASSETS

   Fair value of plan assets at beginning of year     69,140         68,176
   Actual return on plan assets                        7,458          1,026
   Change in estimated assets to be
     transferred by Campbell                          (5,139)
   Miscellaneous                                          --             --         329                  --
   Gross benefits paid                                  (530)           (62)       (329)                 --
                                                    --------       --------    --------            --------
       Fair value of plan assets at end of year       70,929         69,140          --                  --
                                                    --------       --------    --------            --------

   Funded status at end of year                       (3,692)        (7,880)    (23,896)            (24,786)
   Unrecognized net actuarial (gain)/loss             (1,213)         7,193     (12,025)             (7,707)
   Unrecognized prior service cost                     2,572          2,934
   Unrecognized net transition obligation (asset)       (236)          (423)
                                                    --------       --------    --------            --------
       Net amount recognized at end of year         $ (2,569)      $  1,824    $(35,921)           $(32,493)
                                                    ========       ========    ========            ========

   Amounts recognized in the Consolidated
     Balance Sheets:

       Prepaid benefit cost                         $    461       $  3,348
       Accrued benefit cost                           (3,030)        (1,524)   $(35,921)           $(32,493)
                                                    --------       --------    --------            --------
         Net amount recognized at end of year       $ (2,569)      $  1,824    $(35,921)           $(32,493)
                                                    ========       ========    ========            ========

(1) Four month period March 30, 1998 ending August 2, 1998.

                                      (33)

NOTES TO CONSOLIDATED FINANCIAL                [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------
(in thousands, except per share amounts)


                                                  Pension Benefits      Other Postretirement Benefits
                                              ---------------------     -----------------------------
                                               1999         1998(1)      1999               1998(1)
                                              -------       -------     -------             -------
WEIGHTED AVERAGE ASSUMPTIONS AS OF AUGUST 1

   Discount rate                                 7.75%         7.00%       7.75%               7.00%
   Expected return on plan assets                9.75%         9.75%
   Rate of compensation increase                 4.25%         4.25%       4.25%               4.25%
   Healthcare cost trend on covered charges                                5.00%               4.00%

COMPONENTS OF NET PERIODIC BENEFIT COST

   Service cost                               $ 4,911       $ 1,291     $ 2,888             $   727
   Interest cost                                5,515         1,666       1,619                 481
   Expected return on assets                   (6,215)       (1,919)
   Amortization of:
     Actuarial (gain) loss                        166            64        (751)               (245)
     Prior service cost                           212            71
     Transition obligation (asset)               (188)          (63)
                                              -------       -------     -------             -------
       Total net periodic benefit cost        $ 4,401       $ 1,110     $ 3,756             $   963
                                              =======       =======     =======             =======


(1) Four month period March 30, 1998 ending August 2, 1998.

                                                                                                   Other
                                                                                              Postretirement
                                                                                                 Benefits
                                                                                                -----------
                                                                                                   1999
                                                                                                -----------
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


     The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 1999 and fiscal 1998:

                                                                                                   1999               1998
                                                                                                -----------        -----------
Risk-free interest rate                                                                                 4.9%               5.6%
Expected life of option                                                                              6 YEARS            6 years
Expected volatility of Vlasic stock                                                                    55.0%              27.0%
Expected dividend yield on Vlasic stock                                                                 0%                 0%

                                      (35)

NOTES TO CONSOLIDATED FINANCIAL               [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (CONTINUED
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

     The following table summarizes the stock option transactions under the Vlasic incentive plan:

                                                                            Weighted
                                                                             Average
                                                                            Exercise
                                                                Shares        Price
                                                              -----------  -----------
Converted from Campbell as of the spin-off date,
  March 30, 1998                                                   2,287    $   15.02
   Granted                                                         1,665        22.66
   Exercised                                                         (33)       12.87
                                                                  ------    ---------
Outstanding, August 2, 1998                                        3,919        18.29
                                                                  ------    ---------
   Granted                                                           113        16.29
   Exercised                                                         (14)       13.63
   Cancelled                                                        (408)       21.06
                                                                  ------    ---------
Outstanding, August 1, 1999                                        3,610    $   17.93
                                                                  ======    =========


     The following table summarizes information for options currently outstanding at August 1, 1999:

                                                      Options Outstanding                            Exercisable Options
                                        ------------------------------------------------        ------------------------------
                                                            Weighted           Weighted                             Weighted
                                                             Average            Average                              Average
                                                            Remaining          Exercise                             Exercise
Range of Prices                           Shares              Life               Price            Shares              Price
                                        -----------        -----------        -----------       -----------        -----------
$   9.71  - $ 13.70                           1,476              7 YRS        $    12.98              1,428        $    12.99
$  14.28  - $ 19.87                             751              8 YRS             18.96                419             18.98
$  19.91  - $ 22.94                           1,383              9 YRS             22.66                115             22.58
                                        -----------        -----------        -----------       -----------        -----------
$   9.71  - $ 22.94                           3,610              8 YRS        $    17.93              1,962        $    14.84
                                        ===========        ===========        ===========       ===========        ===========


     RESTRICTED STOCK. In connection with the separation from Campbell, restricted stock on which the earnings-based restriction period ended in fiscal 1998 was issued in the form of Campbell stock. Restricted stock for Vlasic's employees with an earnings-based restriction period ending in fiscal 2000 were canceled.

                                      (36)

NOTES TO CONSOLIDATED FINANCIAL                                    [VLASIC
STATEMENTS (CONTINUED)                                       FOODS INTERNATIONAL
                                                                     LOGO]
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
                                                           =========     =========     =========

     Including the impact of special items, the effective income tax rate would have been (14.3%) in fiscal 1999 and 160.5% in fiscal 1998.

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
                                    =========    =========

                                      (37)

NOTES TO CONSOLIDATED FINANCIAL                                    [VLASIC
STATEMENTS (CONTINUED)                                       FOODS INTERNATIONAL
                                                                     LOGO]
--------------------------------------------------------------------------------
(in thousands, except per share amounts)

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

                                      (39)

NOTES TO CONSOLIDATED FINANCIAL                [VLASIC FOODS INTERNATIONAL LOGO]
STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

(in thousands, except per share amounts)

16.  OTHER CURRENT ASSETS

                                                                                    1999         1998
                                                                                  ---------    ---------
Prepaid expenses                                                                  $   5,237    $   6,029
Deferred taxes                                                                       11,164       18,058
Other                                                                                    --        1,113
                                                                                  ---------    ---------
   Total                                                                          $  16,401    $  25,200
                                                                                  =========    =========

17.  PLANT ASSETS

                                                                                    1999         1998
                                                                                  ---------    ---------
Land                                                                              $   7,843    $  16,615
Building                                                                            197,770      294,224
Machinery and equipment                                                             380,874      538,228
Projects in progress                                                                 36,430       28,063
                                                                                  ---------    ---------
                                                                                    622,917      877,130
Accumulated depreciation                                                           (305,266)    (357,055)
                                                                                  ---------    ---------
   Total                                                                          $ 317,651    $ 520,075
                                                                                  =========    =========

     Depreciation provided in costs and expenses was $41,743 in fiscal 1999, $42,387 in fiscal 1998 and $42,044 in fiscal 1997. Fiscal 2000 capital expenditures are expected to approximate $35 million.

18.  OTHER ASSETS, PRINCIPALLY INTANGIBLE ASSETS

                                                                                    1999         1998
                                                                                  ---------    ---------
Purchase price in excess of net assets of businesses acquired (goodwill)          $  41,117    $  41,771
Trademarks                                                                           13,875       19,850
Other intangibles                                                                    36,920       36,920
                                                                                  ---------    ---------
                                                                                     91,912       98,541
Accumulated amortization                                                            (23,249)     (21,106)
                                                                                  ---------    ---------
   Total intangible assets                                                           68,663       77,435
                                                                                  ---------    ---------

Deferred debt issuance costs, net                                                     7,868           --
Prepaid pension benefit costs                                                           461        3,348
Other assets                                                                          2,590        5,475
                                                                                  ---------    ---------
   Total                                                                          $  79,582    $  86,258
                                                                                  =========    =========

     Deferred debt issuance costs were incurred in connection with our issuance of senior subordinated notes and the amendment to our senior credit facility.

19.  PAYABLES TO SUPPLIERS AND OTHERS

                                                                                    1999         1998
                                                                                  ---------    ---------
Trade payables                                                                    $  88,691    $ 113,340
Book overdrafts                                                                      11,185        7,870
                                                                                  ---------    ---------
   Total                                                                          $  99,876    $ 121,210
                                                                                  =========    =========

     Book overdrafts represent outstanding checks in excess of funds on deposit.

                                      (40)

NOTES TO CONSOLIDATED FINANCIAL                                     [VLASIC
STATEMENTS (CONTINUED)                                       FOODS INTERNATIONAL
                                                                     LOGO]
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

                                      (41)

NOTES TO CONSOLIDATED FINANCIAL                                     [VLASIC
STATEMENTS (CONTINUED)                                       FOODS INTERNATIONAL
                                                                     LOGO]
--------------------------------------------------------------------------------

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

                                      (42)

NOTES TO CONSOLIDATED FINANCIAL                                     [VLASIC
STATEMENTS (CONTINUED)                                       FOODS INTERNATIONAL
                                                                     LOGO]
--------------------------------------------------------------------------------
(in thousands, except per share amounts)


24.  STATEMENTS OF CASH FLOW

                       1999      1998      1997
                    -------   -------   -------
Interest paid       $43,031   $10,572   $ 1,600
Interest received   $   739   $   388   $   588
Income taxes paid   $ 6,938   $23,079   $28,276

25. QUARTERLY DATA (UNAUDITED)

                                                                                          1999
                                                         ---------------------------------------------------------------------
                                                              FIRST             SECOND             THIRD             FOURTH
                                                         -------------      -------------     -------------      -------------
Net sales                                                $     327,050      $     356,625     $     320,633      $     303,678
Cost of products sold                                    $     236,539      $     249,209     $     222,175      $     214,434
Net earnings (loss)                                      $       4,664      $      11,805     $    (140,128)     $      (2,672)

Earnings (loss) per share - basic                        $        0.10      $        0.26     $       (3.08)     $       (0.06)
Earnings (loss) per share - assuming dilution            $        0.10      $        0.26     $       (3.08)(1)  $       (0.06)(1)

Market price
   High                                                  $    19 15/16      $    23 13/16     $      21          $       9 1/4
   Low                                                   $    14  3/16      $    18   1/2     $       7 15/16    $      6 15/16

                                                                                          1998
                                                         ---------------------------------------------------------------------
                                                              First             Second             Third             Fourth
                                                         -------------      -------------     -------------      -------------
Net sales                                                $     347,852      $     375,317     $     320,694      $     313,411
Cost of products sold                                    $     251,340      $     267,884     $     231,457      $     227,344
Net earnings (loss)                                      $      16,073      $      18,238     $     (16,598)     $     (24,112)

Earnings (loss) per share - basic                        $        0.35      $        0.40     $       (0.37)     $      (0.53)
Earnings (loss) per share - assuming dilution            $        0.35      $        0.40     $       (0.37)(1)  $      (0.53)(1)

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

                                      (43)

NOTES TO CONSOLIDATED FINANCIAL                                     [VLASIC
STATEMENTS (CONTINUED)                                       FOODS INTERNATIONAL
                                                                     LOGO]
--------------------------------------------------------------------------------
(in thousands, except per share amounts)

     26. SUBSEQUENT EVENT

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As discussed in Note 22, we have significant borrowings which require, among other things, compliance with certain financial ratios, specifically a debt/EBITDA ratio and a fixed charge coverage ratio, on a quarterly basis. As a result of operating losses incurred during the quarter ended January 30, 2000, we were not in compliance with the financial ratio covenants under our senior credit facility; however, we requested and received a waiver through February 29, 2000. We have received a further waiver of these financial ratio covenants from our lenders through June 20, 2000 in consideration for the payment of a fee and an increase in interest rates. The waiver required delivery of and compliance with a cash budget and established a minimum EBITDA test to be met as of April 30, 2000. If the minimum EBITDA test is not met, the waiver will expire on May 31, 2000. Additionally, if the cash budget is not met, we will be unable to borrow under the senior credit facility. The waiver also required that the senior credit facility be secured by liens on substantially all of our real property in the United States on or before April 30, 2000.

     We fully expect to be in compliance with the minimum EBITDA test and the other terms and conditions of the waiver and we do not anticipate needing any additional borrowings through June 20, 2000.

     We are exploring strategic opportunities including, but not limited to, potential divestitures, joint manufacturing or marketing ventures, acquisitions, a merger, a recapitalization or other actions. The investment banking firm of Lazard Freres & Co. has been hired to assist with this strategic review and to formulate proposed plans and actions for the consideration of our Board of Directors. Because Lazard Freres & Co. is currently conducting its review and formulation of proposed plans and actions, no assessment can be made of the likelihood that such plans and actions can be effectively implemented. Moreover, regardless of the outcome of the strategic review, an extension of the existing waiver, a new waiver covering certain terms and conditions of the senior credit facility, an amendment of the senior credit facility, a de novo senior credit facility or some combination of the above will be required. Without such an action, we will be in default on June 20, 2000. Although no assurances can be given, we expect that the plans and actions proposed by the strategic review and to be acted upon by our Board of Directors will enable us to successfully fulfill such requirement and that we will be able to effectively implement them. In particular, we anticipate being able to negotiate with our present senior credit bank syndicate, as is necessary, for an extension of the existing waiver or for a new waiver, before the current waiver expires on June 20, 2000, so as to preclude any acceleration of our indebtedness. Our continuation as a going concern is dependent upon our ability to successfully establish the necessary financing arrangements and to comply with the terms thereof.

     A breach of any of the terms and conditions of the waiver, or subsequent breaches of the financial covenants under the senior credit facility could result in acceleration of our indebtedness, in which case the debt would become immediately due and payable. Based upon our current projections, we do not believe we will comply with the existing financial covenants unless they are modified, as they have been in the waiver. If there is no modification of the existing financial covenants, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. We have, however, received such modifications in the past in the form of waivers and an amendment to our senior credit facility.

     Our ability to operate as a going concern is dependent on our ability to successfully negotiate with our senior credit bank syndicate to preclude acceleration after June 20, 2000. However, although no assurances can be given, we remain confident that we will be able to continue operating as a going concern.

                                      (44)

SELECTED FINANCIAL DATA                                             [VLASIC
                                                             FOODS INTERNATIONAL
                                                                     LOGO]
--------------------------------------------------------------------------------
(in thousands, except per share amounts)

                                         1999(1)           1998(2)             1997(3)(4)        1996(5)        1995
                                       -----------       -----------          -----------      -----------   -----------
STATEMENT OF EARNINGS DATA:

Net sales                              $ 1,307,986       $ 1,357,274          $ 1,508,285      $ 1,498,967   $ 1,504,318
Earnings (loss) before cumulative
   effect of accounting change            (126,331)           (5,799)              78,140           60,867        70,982
Cumulative effect of accounting
   change                                       --              (600)                  --               --            --
Net earnings (loss)                       (126,331)           (6,399)              78,140           60,867        70,982
Earnings (loss) per share -- basic(6)  $     (2.78)      $     (0.14)
Weighted average shares
   outstanding -- basic                     45,500            45,458
Earnings (loss) per share --
   assuming dilution(6)                $     (2.78)      $     (0.14)
Weighted average shares
   outstanding -- assuming dilution         45,500(5)          45,458(6)

BALANCE SHEET DATA:

Total assets                           $   665,433       $   959,273          $   895,108      $   923,331   $   923,659
Long-term debt(7)                          469,134           558,873                2,252            3,166         3,591
Shareowners' equity (deficit) (7)          (20,401)          106,604              632,298          659,866       693,736

(1) Includes after-tax special items of $142,314 or $3.13 per share, consisting of $134,529 relating to the divestitures of our Kattus business and our Swift-Armour Argentine beef business, net restructuring charges of $785 and a $7,000 income tax charge for the impact of the repatriation of foreign dividends.

(2) Includes after-tax special charges of $36,220, or $0.80 per share, consisting of restructuring charges of $21,820 and an impairment loss of $14,400. Also includes the cumulative effect of a change in accounting principle for business process engineering costs -- a charge of $600 or $0.01 per share.

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

                                      (45)

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

         /s/ Robert F. Bernstock                  /s/ Mitchell P. Goldstein
         ------------------------                 --------------------------
             Robert F. Bernstock                      Mitchell P. Goldstein
               President and                           Vice President and
           Chief Executive Officer                   Chief Financial Officer


     /s/ Joseph Adler
------------------------
         Joseph Adler
 Vice President and Controller


September 15, 1999

                                      (46)

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

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 26 to the financial statements, the Company has been unable to maintain compliance with certain financial ratio covenants of its bank borrowing which raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to this matter, including receipt on February 28, 2000 of a waiver of those covenants through June 20, 2000, are also described in Note 26. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ PricewaterhouseCoopers LLP
------------------------------
Philadelphia, Pennsylvania
September 15, 1999,
except Note 26 which is as of
March 13, 2000

                                      (47)